ENDEAVOUR SILVER CORP.

TECHNICAL REPORT
ON THE
RESOURCE AND RESERVE ESTIMATES
FOR THE
BOLAÑITOS MINE PROJECT
(formerly the Guanajuato Mines Project)
GUANAJUATO STATE,
MEXICO

Effective Date: December 15, 2012
Signing Date: March 28, 2013

Report By

William J. Lewis, B.Sc., P.Geo.
Charley Murahwi, M.Sc., P.Geo., FAusIMM
Ing. Alan San Martin, MAusIMM(CP)

SUITE 900 - 390 BAY STREET, TORONTO ONTARIO, CANADA M5H 2Y2
Telephone (1) (416) 362-5135 Fax (1) (416) 362 5763

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APPENDIX

APPENDIX 1	Glossary of Mining Terms	At end of Report

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		Page

	List of Figures

Figure 4.1	Bolañitos Project Location Map	19

Figure 4.2	Bolañitos Project Claim Map	20

Figure 5.1	View of the Town of La Luz Located 12 Kilometres Northeast of Guanajuato	28

Figure 7.1	Regional Geology of the Guanajuato Mining District	42

Figure 7.2	Stratigraphic Column for the Guanajuato Mining District	42

Figure 7.3	Sketch Models for the Mineralization Controls during Second Stage Mineralization at Guanajuato	47

Figure 7.4	Simplified Geological Map of the Guanajuato Mining District Illustrating the Major Veins	48

Figure 7.5	Surface Map Indicating the Location of the Veins and Mineral Concession Boundaries for the Bolañitos – Golondrinas (El Puertecito Area) Mines in the La Luz District, Guanajuato	49

Figure 7.6	Lucero Vein in the Bolañitos Mine	52

Figure 7.7	Schematic Cross-Section Showing all Known Veins in the La Luz Sub-District	53

Figure 7.8	Photomicrograph Showing Quartz*	54

Figure 7.9	Schematic Cross-Section of the Different Veins in the La Luz Area*	55

Figure 7.10	Photomicrographs of Silica (Quartz) Textures Indicative of Boiling Observed in Samples from Cebada*	56

Figure 8.1	Alteration and Mineral Distributions within a Low Sulphidation Epithermal Vein System	58

Figure 9.1	Surface Map showing Geochemical Samples Collected in the Bolañitos Area*	62

Figure 9.2	Contoured Ag (ppm) Results for Soil Samples Collected in the Northwest Area of the Lana Vein	63

Figure 9.3	Contoured Au (ppm) Results for Soil Samples Collected in the Northwest Area of the Lana Vein	64

Figure 9.4	Contoured As (ppm) Results for Soil Samples Collected in the Northwest Area of the Lana Vein	65

Figure 9.5	Surface Geological Map of the La Joya South Area	66

Figure 10.1	Century’s Configuration for Drill Hole Data Collection for the Bolañitos Project	70

		Page

Figure 10.2	Longitudinal Section of the Vein Madre (Looking Northeast) Depicting the 2012 Underground Diamond Drill Hole Intersection Points	74

Figure 10.3	Longitudinal Section showing Intersection Points on the Daniela Vein at Bolañitos	78

Figure 10.4	Longitudinal Section showing Intersection Points on the Lana Vein at Bolañitos	78

Figure 10.5	Longitudinal Section showing Intersection Points on the Fernanda Vein at Bolañitos	79

Figure 10.6	Longitudinal Section showing Intersection Points on the Karina Vein at Bolañitos	79

Figure 10.7	Longitudinal Section showing Intersection Points on the Lucero Vein at Bolañitos	80

Figure 10.8	Longitudinal Section showing Intersection Points on the La Luz Vein at Asuncion	81

Figure 10.9	Surface Map showing Completed Holes from 2008 to 2011 (black) and 2012 (purple) in Daniela Area	83

Figure 10.10	Longitudinal Section (Looking Northeast) showing Intersection Points on DV1 (black), DV2 (green) and HWDV (red) Veins of the Daniela Area	85

Figure 10.11	Cross-Section through Holes LC-12, LC-15, LC-16, DN-44, DN-45, DN-46, and DN-46A Drilled to Test the Lucero, Daniela and Vein Intercepts in the Daniela Area	86

Figure 10.12	Cross-Section through Holes LC-28, KA-3, KA-4, KA-5, DN-11, DN-12, DN-49 and DN-50 Drilled to Test the Lucero, Karina, Daniela and Vein Intercepts in the Lucero-Karina-Daniela Area	87

Figure 10.13	Surface Map showing Completed Holes (black) in the La Joya - Lana Vein Areas	89

Figure 10.14	Longitudinal Section (Looking Northeast) showing Intersection Points on Lana Vein	92

Figure 10.15	Cross-Section Through Holes Drilled to Test the Karina, Daniela, Lana and Other Vein in the Daniela-La Joya-Lana Areas	93

Figure 10.16	Cross-Section Hhrough Holes Drilled to Test Daniela, La Joya, Lana and Other Veins in the Daniela-La Joya-Lana Areas	94

Figure 10.17	Surface Map Showing Completed Holes in 2011 (purple) and 2012 (black) on the Belén Area	96

Figure 10.18	Longitudinal Section (looking Northeast) showing Intersection Points on the Belén Vein	98

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1.0        SUMMARY

1.1        INTRODUCTION

Endeavour Silver Corp. (Endeavour Silver) has retained Micon International Limited (Micon) to provide an independent resource and reserve estimation for the Bolañitos Mine Project (Bolañitos Project), formerly the Guanajuato Mines Project, in the State of Durango, Mexico. This report is an update of the previous Micon Technical Report entitled “Technical Report on the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico” and dated March 30, 2012. The 2012 report was posted by Endeavour Silver on the System for Electronic Document Analysis and Retrieval (SEDAR). SEDAR is the filing system developed for the Canadian Securities Administrators (CSA).

This report constitutes an independent estimation of the December 15, 2012 mineral resources and reserves for the Bolañitos Project for Endeavour Silver. The estimate was conducted to ensure that the mineral resource and reserve estimates complied with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards and definitions, as required under Canadian National Instrument 43-101 (NI 43-101) regulations.

This report also comments on the propriety of the continuing studies and budget for the Bolañitos Project.

The term Bolañitos Property, in this report, refers to the entire area covered by the mineral license, while the term Bolañitos Project refers to the area within the mineral license on which the current mining and exploration programs are being conducted.

This report follows the format and guidelines of Form 43-101F1, Technical Report for National Instrument 43-101, Standards of Disclosure for Mineral Projects, and its Companion Policy NI 43-101CP, as amended by the CSA and which came into force on June 30, 2011.

Micon does not have nor has it previously had any material interest in Endeavour Silver or related entities. The relationship with Endeavour Silver is solely a professional association between the client and the independent consultant. This report is prepared in return for fees based upon agreed commercial rates and the payment of these fees is in no way contingent on the results of this report.

This report is intended to be used by Endeavour Silver subject to the terms and conditions of its agreement with Micon. That agreement permits Endeavour Silver to file this report as a Technical Report with the CSA pursuant to provincial securities legislation. Except for the purposes legislated under provincial securities laws, any other use of this report, by any third party, is at that party’s sole risk.

This report includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, Micon does not consider them to be material.

The conclusions and recommendations in this report reflect the authors’ best independent judgment in light of the information available to them at the time of writing. The authors and Micon reserve the right, but will not be obliged, to revise this report and conclusions if additional information becomes known to them subsequent to the date of this report. Use of this report acknowledges acceptance of the foregoing conditions.

1.2        LOCATION AND PROPERTY DESCRIPTION

The Bolañitos Project consists of four operating mines in two areas. Mina Cebada is located about 5 km north of the city of Guanajuato. The Bolañitos mine and the processing plant are situated approximately 5 km west of Cebada. The Lucero mine is about one km to the southeast of Bolañitos, and the Asuncion mine is located 0.5 km west of Bolañitos. All of the mines are readily accessed by paved and gravel roads. Endeavour Silver also owns the Golondrinas mine which has not operated since 2008. The Bolañitos, Lucero, Asuncion and Golondrinas mines are located in close proximity to the town of La Luz, about 12 km to the northeast of Guanajuato.

The State of Guanajuato is situated within the Central Plateau of Mexico in the Sierra de Guanajuato, at elevations ranging from 2,000 to 2,600 m. From Guanajuato city, the properties are accessible via gravel roads, with about a 15 minute drive to Mina Cebada and a 35 minute drive to the Bolañitos and other mines in the La Luz area. The gravel road is heavily eroded by the intense thunderstorms which occur in the area and it receives sporadic maintenance by a grader. The road is highly washboarded which keeps driving speeds to generally less than 50 km/h.

Most of the supplies and labour required for the exploration programs and mining operations are purchased in either Guanajuato or Leon. The area has a rich tradition of mining and there is an ample supply of skilled personnel sufficient for both the underground mining operations and the surface facilities. Power supply to the Bolañitos Project is provided by the national grid (Comisión Federal de Electricidad).

1.3        OWNERSHIP

Endeavour Silver advises that it holds the Bolañitos Project through its 100% owned Mexican subsidiary Mina Bolañitos S.A. de C.V.

In 2007, Endeavour Silver acquired the Bolañitos Project from Industrias Peñoles S.A. de C.V. (Peñoles), the owner at the time, and Minas de la Luz, S.A. de C.V. (Minas de la Luz), the operator at the time. The acquisition included the Mina Cebada, Mina Bolañitos, Mina Golondrinas and Mina Asunción (as well as a few other currently closed mines). Minas de la Luz continued as the operator of the mines until June, 2007, when Endeavour Silver assumed control. The Mina Asunción is very close to the Mina Bolañitos and the two have recently been connected underground.

The Bolañitos Project consists of 21 mineral concessions which are not all contiguous and vary in size for a total of 2,470 hectares (ha). The project includes four operating silver-gold mines (Bolañitos, Lucero, Asuncion and Cebada), several past-producing silver-gold mines, and the 1,600 t/d Bolañitos processing plant.

The exploitation lease was held by Minas de la Luz and was acquired by Endeavour Silver in conjunction with the asset purchase from Peñoles. Endeavour Silver previously reported that some licensing issues were inherited with the properties. These have now been resolved and the transfer of the water license and the explosive permit to Endeavour Silver’s Mina Bolañitos S.A. de C.V. has been completed as well.

The annual 2013 concession tax for the Bolañitos Property is estimated to be approximately 692,200 Mexican pesos (pesos), which is equal to about US $53,400 at an exchange rate of 12.96 pesos to US $1.00.

In addition to the mineral rights, Endeavour Silver has agreements with various private ranch owners and local ejidos that provide surface access for exploration and exploitation purposes. The annual cost of maintaining these surface access rights is 749,000 pesos or approximately US $58,000.

1.4        HISTORY

The Guanajuato mining district is located at the southern end of what used to be the Chichimeca Empire which was colonized by Nuño de Guzmán in 1540.

It is not known if the indigenous peoples or the Spanish colonists first began mining in the Guanajuato district but mining extends back to at least 1548 when the silver veins began to be exploited by the Spanish. Guanajuato was one of the premier mining districts of Nueva España (New Spain).

Although the Spanish began mining as early as 1548 and worked the mines until 1700, it was not until after the latter date that they commenced to work them strongly, continuing to do so until 1810, when the War of Independence started.

During the war, many of the mines were abandoned and either filled with water or caved in, and so they remained until 1824. In 1824, a number of English capitalists took the rehabilitation of the principal mines in hand and worked them for approximately 10 years. However, during this period they sustained great losses that were principally due to the lack of railroads which necessitated the transportation of all heavy machinery to the mines on the backs of mules. In some cases, it took a couple of years to transport the equipment from England to the mines in Mexico.

Mining in Mexico became more prevalent again from the 1880s until the early 1900s, when many of the mining districts were in decline due to low prices. The Civil War in 1910 for the most part paralyzed mining in Mexico and in many districts it did not recover until late in the 20th century.

It is impossible to state with even approximate accuracy what the production of precious metals was in the early days. When the Spanish arrived in Mexico, there were no Aztec records and, although accurate records were kept up until 1810, smuggling prevailed to such an extent, owing to the heavy tax on silver, as to render it impossible to arrive at exact figures. However, mining of the silver-gold veins has occurred for more than 450 years and is estimated to have produced more than 130 tonnes of gold and 30,000 tonnes of silver.

In 1906, Percy Martin noted in his book on the mines of Guanajuato that the principal or “mother vein has yielded the sum of one billion dollars as proven by the mint and government records. The Valenciana mine proved to be the greatest silver producer, with workings down to 2,400 feet on the incline and producing over $300 million dollars of silver or approximately 60 million British pounds”.

1.5        GEOLOGY AND MINERALIZATION

1.5.1     Geology

The mining district of Guanajuato is located on the southern and eastern flanks of the Sierra Madre Occidental geological province, a north-northwesterly trending linear volcanic belt of Tertiary age. It is approximately 1,200 km long and 200 to 300 km in width. The project area is located in the southern portion of the Sierra de Guanajuato, an anticlinal structure about 100 km long and 20 km wide. The Guanajuato district is located on the northeast side of this structure where the typical primary bedding textures dip 10° to 20° to the north-northeast.

The stratigraphy of the Guanajuato mining district can be divided into a Mesozoic basement and overlying Cenozoic units. The lower Mesozoic lithological units are the Esperanza and La Luz Formations which are composed of rocks of marine origin, weakly to moderately metamorphosed and intensely deformed by shortening. These rocks are unconformably overlain by the Tertiary Conglomerado Rojo de Guanajuato, and the Loseros, Bufa, Calderones, Cedros and Chichíndaro Formations. The Tertiary rocks consist of continental sediments and sedimentary rocks, which generally occupy lower topographical zones, and subaerial volcanic rocks, which are principally exposed in the ranges and higher plateaus. The rocks of the Cenozoic cover have experienced only extensional deformation and in some places are gently tilted. Tertiary-aged rocks correspond to a period of tectonism accompanied by volcanism and intrusive magmatic activity.

Randall et al (1994) proposed a caldera structure for the Guanajuato mining district, citing the presence of a megabreccia in the Calderones Formation and the distribution of the Oligocene volcanic formations described above. The hypothesis states that the caldera collapse occurred in at least two stages and the collapse was a trap-door type. The presence of a peripheral three-quarter ring of rhyolite domes intruding along bounding faults, the location of the Oligocene volcanic formations ponded within this ring, megabreccia and topographic rim, all contribute evidence to support this hypothesis.

1.5.2     Mineralization

Subsequent normal faulting combined with hydrothermal activity around 27 Ma resulted in many of the silver-gold deposits found in the district. There are four principal orientations of normal faults: northwest, north-south, east-west and northeast, but the economic mineralization is generally related to the north and northwesterly trending structures. Within the Guanajuato mining district, there are three major mineralized fault systems, the La Luz, Sierra and Vein Madre systems. Vein Madre is a north-northwest trending fault system and the largest at 25 km long.

Most of the production has been extracted from three principal vein systems on normal faults, the La Luz, Vein Madre and La Sierra. Economic concentrations of precious metals are present in isolated packets (known as bonanzas, or “spikes”) distributed vertically and laterally between non-mineralized segments of the veins. There is a vertical mineralogical zonation within these veins. The upper-levels are acanthite + adularia + pyrite + electrum + calcite + quartz and the lower-levels are chalcopyrite + galena + sphalerite + adularia + quartz + acanthite. The Vein Madre has been the most productive vein and it is by far the most continuous, having been traced on the surface for approximately 20 km. The vein dips from 35° to 55º to the southwest and it has measured displacements of around 1,200 m near the Las Torres mine and 1,700 m near the La Valenciana mine. Most of the other productive veins in the district strike parallel to the Vein Madre.

In addition to the epithermal veins near Guanajuato, small deposits of stratabound massive sulphides have been reported in the Mesozoic volcano-sedimentary association (Los Mexicanos). Similarly, there is gold mineralization in the Comanja granite, and in its contact aureole small tungsten deposits have been found. In the Tertiary volcanic rocks, principally in the topaz rhyolites, there are small tin prospects.

1.6        EXPLORATION PROGRAM

1.6.1     Underground Drilling (Mining Division)

In 2012, Endeavour Silver conducted an underground diamond drilling program focused on expanding the resources at Bolañitos, Cebada and Asuncion mines. A total of 16,521 metres of drilling were completed in 97 underground diamond drill holes. The total number of samples collected and submitted for assay was 4,936.

1.6.2     Surface Drilling (Exploration Division)

During 2012, Endeavour Silver completed 39,223.10 m of drilling in 106 surface diamond drill holes at the Bolañitos Project. A total of 7,107 samples were collected and submitted for assay.

1.6.3     Other Surface Exploration Activities

Endeavour Silver also conducted geological mapping and sampling programs in La Joya South and on a number of areas and veins in the Guanajuato mining district during 2012. The results of these programs are being evaluated to determine the extent of the further work to be conducted in these areas in 2013.

1.6.4     2013 Program

In 2013, Endeavour Silver plans to continue with a follow-up surface exploration programs in the La Luz sub-district, including the La Joya and the La Luz-Asunción-Soledad, Belén and Golondrinas South areas. Endeavour Silver will also conduct a regional exploration program to investigate several new prospective targets within the district. The primary long-term goal of these programs is to expand reserves and resources and to identify properties for potential acquisition in the Guanajuato district for future growth.

1.7        2012 MINERAL RESOURCE AND RESERVE ESTIMATION

1.7.1     2012 Mineral Resource Estimate

1.7.1.1  Mineral Resource Statement

The mineral resources for the Bolañitos Project as of December 15, 2012 are summarized in Table 1.1. The resources are exclusive of the mineral reserves.

Table 1.1
December 15, 2012 Measured, Indicated and Inferred Mineral Resource Estimate, Bolañitos Project

Category	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)	Silver Eq (oz)
Measured (M)	553,000	156	2.60	2,775,800	46,200	5,085,800
Indicated (I)	1,472,418	135	1.97	6,391,900	93,200	11,051,900
Total M and I	2,025,418	141	2.14	9,167,700	139,400	16,137,700

Inferred	1,595,000	144	1.66	7,384,400	85,200	11,644,400
1.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

2.

There has been insufficient exploration to define the inferred resources as an indicated or measured mineral resource. It is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

Micon believes that at present there are no known environmental, permitting, legal, title, taxation, socio-economic, marketing or political issues which could adversely affect the mineral resources estimated above.

1.7.1.2  Assumptions and Parameters

The mineral resources are based on the following parameters:

  Minimum mining width – 1.5 m.

  Silver equivalent – 50:1 for silver to gold, based on average prices of US $1,550/oz for gold and US $31/oz for silver.

  Cut-off grade – 100 g/t silver equivalent.

1.7.1.3  Methodology

Resources for the Cebada, Bolañitos, Daniela, Karina and Lucero sections of the Bolañitos Project were estimated by Micon in 2012 using the 3D modelling technique and the inverse distance cubed (ID3) method for interpolating grade. The resources for these mining areas, as at December 15, 2012, have been estimated by Micon by deducting the resources converted into reserves during 2012 from the original total resources previously estimated in 2011/2012. Similarly, resources for the Lana vein, which were estimated by Endeavour Silver in 2012 using the polygonal method and subsequently audited by Micon, have been updated by deducting the resources converted into reserves during 2012.

Resources for the exploration areas (Fernanda and Golondrinas) have been carried forward from the December 31, 2011, estimates, as there has been no change since that time. Resources for the Belén, Fw Lana and Plateros veins have been estimated by Endeavour Silver using the polygonal/sectional method, and have been subsequently audited by Micon.

Mineral resources were classified on the basis of the location of blocks relative to the data used to interpolate the block grade, according to the following criteria:

  Measured mineral resources apply to those resource blocks where grade, density, shape and physical characteristics are so well established to allow the appropriate application of technical and economic parameters, to support production planning. For a resource based on chip/channel sample data, Measured resources are projected up to 10 m from sample data or halfway to adjacent data points, which ever is less. For a resource defined by drilling only, Measured resources are based on drill intercepts spaced at between 10 and 25 m depending on the structural complexity and geological continuity.

  Indicated mineral resources refer to those resource blocks/areas where the geological framework, continuity and grade of mineralization are sufficiently understood to support a preliminary feasibility study which will serve as the basis for major development decisions. For the operations, this is applicable to those blocks which have had the historical mine sampling superseded by Endeavour Silver’s subsequent channel sampling programs which, in conjunction with the confidence gained from the historical reconciliations, provide an acceptable level of confidence in the sample grades and resultant block estimates. All of the modelled Indicated resource blocks for the existing operations are within a maximum distance of 35 m from any data point, including development, chip samples or drill hole intercepts. For the exploration division’s polygonal resource estimates, a 25 m search radius is used in the definition of Indicated resources.

  Inferred mineral resources are those blocks/areas where confidence in the estimate is insufficient to enable an evaluation of the economic viability worthy of public disclosure. For the operations, these are outlined and estimated based on the mine’s interpretation and confidence in the historical sampling results. For the exploration division’s polygonal resource estimates, a 50 m search radius is used in the definition of Inferred resources.

1.7.2     2012 Mineral Reserve Estimate

1.7.2.1  Mineral Reserve Statement

The mineral reserves for the Bolañitos Project as of December 15, 2012 are summarized in Table 1.2.

Table 1.2
December 15, 2012 Proven and Probable Mineral Reserve Estimate, Bolañitos Project

Category	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)	Silver Eq (oz)
Proven	938,000	145	1.96	4,363,300	59,100	7,318,300
Probable	707,000	135	2.00	3,075,500	45,500	5,350,500

Total Proven & Probable	1,645,000	141	1.98	7,438,800	104,600	12,668,800

1.7.2.2  Mineral Reserve Parameters

The parameters used for the Guanajuato mineral reserves are as follows:

  Cut-off grade – 111 g/t Ag.
  Minimum width – 2 m.
  Gold price – US $1,550 per oz.
  Silver price – US $31 per oz.
  Gold recovery (overall) – 86.2%.
  Silver recovery (overall) – 84.9%.

1.7.2.3  Definitions and Classification

Mineral reserves are derived from Measured/Indicated resources after applying the economic parameters stated above. The Bolañitos Project reserves have been derived and classified according to the following criteria:

  Proven mineral reserves are the economically mineable part of the Measured resource where development work for mining and information on processing/metallurgy and other relevant factors demonstrate that economic extraction is achievable. For the Bolañitos Project, this applies to blocks located within approximately 10 m of existing development and for which Endeavour Silver has a mine plan in place.

  Probable mineral reserves are those Measured/Indicated mineral resource blocks which are considered economic and for which Endeavour Silver has a mine plan in place. For the Bolañitos Project, this is applicable to blocks located a maximum of 35 m either vertically or horizontally distant from development.

1.8        DEVELOPMENT AND OPERATIONS

The Bolañitos Project consists of both current and former producing mines, as well as a number exploration targets. Bolañitos is an operating Project which has continued to improve its operational parameters and production output under Endeavour Silver’s direction. Endeavour Silver has all of the necessary mine and mill infrastructure to operate the Bolañitos Project efficiently and to all regulatory standards imposed on the Project by the various government agencies.

As of December 15, 2012, the Bolañitos Project had a roster totalling 491 employees. The mine’s operating schedule consists of three 8-hour shifts 7 days a week. The miners are skilled and experienced in vein mining and, according to Endeavour Silver, are currently not unionized. There is an incentive system in place, rewarding personnel for safety and production. Technical services and overall supervision are provided by Endeavour Silver staff.

A conventional bottom-up cut and fill mining method is employed, with waste rock brought in using diesel or electric loaders. The rock used to backfill the stopes is either dropped down a bore hole from surface or is generated from the waste development underground.

Table 1.3 summarizes the production from the different mining areas for 2012.

Table 1.3
Summary of 2012 Production by Area for the Bolañitos Project

Mine	Description	Average/Total	Mine	Description	Average/Total
Cebada	Silver (g/t)	137	Lucero Ramp	Silver (g/t)	148
	Gold (g/t)	0.82		Gold (g/t)	1.52
	Silver (oz)	193,047		Silver (oz)	1,624,757
	Gold (oz)	1,149		Gold (oz)	16,713
	Tonnes	43,706		Tonnes	342,256
Bolañitos	Silver (g/t)	115	Asuncion	Silver (g/t)	92
	Gold (g/t)	1.22		Gold (g/t)	1.78
	Silver (oz)	138,420		Silver (oz)	46,490
	Gold (oz)	1,462		Gold (oz)	902
	Tonnes	37,342		Tonnes	15,786

Table provided by Endeavour Silver Corp.

In 2012, the Bolañitos plant produced 1,800,759 oz of silver and 27,528 oz of gold from 434,613 tonnes of ore grading 151 g/t silver and 2.25 g/t gold. Silver and gold recoveries averaged 85.1% and 87.4%, respectively.

The Bolañitos Project produces a concentrate which it ships to Endeavour Silver’s Guancevi

Project in Durango for refining into doré silver-gold bars. The doré produced by the Guanaceví mill typically averages 98% silver. The doré is shipped for final refining at the Peñoles Met-Mex facility in Torreón. The refined gold and silver are sold through Auramet in London, England.

Endeavour Silver has advised Micon that it has no contracts or agreements for mining, smelting, refining, transportation, handling or sales, that are outside of normal or generally accepted practices within the mining industry. Endeavour Silver has a policy on not hedging or forward selling any of its products.

In addition to its own workforce, Endeavour Silver has a number of contract mining companies working on its mine sites.

The Bolañitos plant monitors all effluents and the air quality on the site. Regular monitoring and laboratory testing are out-sourced to qualified contractors. Regular meetings are held with the local ejido and the President of the Municipality of Guanajuato to discuss areas of mutual concern.

The mill and mine recycle batteries, oils, greases, steel and aluminum.

The mine and mill have safety induction meetings and tours with all new employees and hold regular weekly half-hour safety meetings with all employees and contractor employees.

Endeavour Silver holds all necessary environmental and mine permits to conduct planned exploration, development and mining operations on the Bolañitos Property.

For 2013, Endeavour Silver is forecasting to produce 2.14 million ounces of silver and 29,532 ounces of gold from the Bolañitos Project. Plant throughput for 2013 is forecast at 592,800 t at an estimated average grade of 134 g/t silver and 1.82 g/t gold. Recoveries are forecast to average 84.0% and 85.0% for silver and gold, respectively. Plant throughput is based on production from the Bolañitos, Lucero Ramp, Cabada and Asunción mines.

The property has a substantial undeveloped resource potential. Beyond 2013, Endeavour Silver believes that continued exploration and development will lead to the discovery of new resources. Endeavour Silver also actively continues acquiring rights to new properties/concessions in the Guanajuato district.

Micon has not undertaken a cash flow analysis for the Bolañitos Project due to the fact that the current mineral reserves are only sufficient for a short term operation.

The mine life, based on proven and probable reserves as of December 15, 2012, is less than three years at a projected production level of 1,600 t/d or 48,000 t/m for the first eight months of 2013 and 2,000 t/d or 58,000 t/m thereafter.

Given that many epithermal vein systems of this type have vertical mineralized extents ranging from 500 m to 800 m, Endeavour Silver could reasonably expect to increase its mineral resource base as more exploration is conducted. Micon believes there is a good likelihood of discovering additional resources at the Bolañitos Property. Historically, some Mexican mines and some mines worldwide have continued to operate for decades with less than two years of reserves on the books.

In 2013, Endeavour Silver plans to conduct a follow-up underground exploration program in the Cebada, Bolañitos and Asuncion areas. For the Cebada area, Endeavour Silver will continue exploring the Vein Madre structure and, in the Bolañitos area, the program is focused on increasing the information available regarding the Bolañitos, Daniela, Fernanda, Karina, Lucero, Fernanda, Lana and La Joya veins. At Asuncion, Endeavour Silver will focus on drilling Veta La Luz.

The 2013 planned underground exploration program consists of 97 drill holes totalling 16,500 m. In general terms, it is intended to conduct an infill drilling program in the areas recognized as potentially economic by the regional exploration, and to explore the continuity of the known orebodies in the vertical direction, as well as along strike.

Endeavour Silver is budgeting to spend about US $2,000,000, mainly on underground diamond drilling, with an estimated total cost of drilling of US $172/m. The program envisions the use of two rigs, with completion of the campaign estimated in early September, 2013.

1.9        CONCLUSIONS AND RECOMMENDATIONS

1.9.1     Conclusions

The resource and reserve estimates reported herein conform to the current CIM standards and definitions for estimating resources and reserves, as required under NI 43-101 “Standards of Disclosure for Mineral Projects.” These estimates form the basis for Endeavour Silver’s ongoing mining operations at the Bolañitos Property. In Micon’s opinion, there are no significant technical, legal, environmental or political considerations which would affect the extraction and processing of the resources and reserves at the Bolañitos Project. However, mineral resources that are not mineral reserves do not have demonstrated economic viability.

Micon believes that the significant increase in reserves and resources, as compared to the previous year’s position, represents a material achievement by Endeavour Silver and a reflection of the effectiveness of the exploration concepts/techniques being applied.

1.9.2     Recommendations

Micon has reviewed Endeavour Silver’s proposal for further exploration on its Bolañitos

Property and recommends that Endeavour Silver conducts the exploration program as proposed, subject to funding and any other matters which may cause the proposed exploration program to be altered in the normal course of its business activities or alterations which may affect the program as a result of exploration activities themselves.

Micon makes the following additional recommendations to assist Endeavour Silver in its exploration and resource/reserve estimation processes:

1)

Micon recommends that Endeavour Silver continues to develop a reconciliation plan for the Bolañitos Project. The ability to be able to reconcile the ore mined and milled on a stope-by-stope basis to the original estimates for the stope will be a critical factor in future resource and reserve estimations. The reconciliations will form the basis for reviewing dilution estimates, mining loss and gain estimates, and will assist in reviewing the classification categories of the resources.

2)

Micon recommends that Endeavour Silver continues to have its on-site laboratory participate in a proficiency program of round-robin laboratory testing such as the one run by CanMet. This will continue to assist the on-site laboratory in assessing its performance for one or more analytical methods independently of internal quality control. Coupled with this program, a total of between 5% and 10% of the samples submitted to the on-site assay laboratory should continue to be sent out to a secondary accredited laboratory.

3)

Micon recommends that the computerization programs planned for the Bolañitos Project should be speeded up to achieve better efficiency and enable Endeavour Silver to standardize practices at all of its operations.

4)

Micon recommends that Endeavour Silver continues sending out representative samples of the various mineralized zones encountered in the drilling for bulk density determinations and that this information is used in conducting future resource and reserve estimates on the Bolañitos Project. At the same time, representative samples of the mineralized material from the various zones could be sent out for metallurgical and mineralogical testwork.

5)

Micon recommends that Endeavour Silver completes its conversion of the existing paper database to an electronic format. As further data are generated from the mining, more detailed examination of the block modelling parameters should be done to develop better estimation protocols. This would also help in both future exploration and in infill drilling.

6)

Micon recommends that future budgets for the operations should include modern-day technology sampling tools to improve the quality of the underground channel samples used for evaluation and thereby achieve a more accurate base for reconciliation with the mill output.

2.0        INTRODUCTION

At the request of Mr. Godfrey Walton, President and Chief Operating Officer of Endeavour Silver Corp. (Endeavour Silver), Micon International Limited (Micon) has been retained to prepare an independent resource and reserve estimate for the Bolañitos Mine Project (Bolañitos Project), formerly the the Guanajuato Mines Project, as of December 15, 2012.

This report is an update of the previous Micon Technical Report entitled “NI 43-101 Technical Report, Audit of the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico” and dated March 30, 2012. That report was posted by Endeavour Silver on the System for Electronic Document Analysis and Retrieval (SEDAR). SEDAR is the filing system developed for the Canadian Securities Administrators (CSA).

This report constitutes an independent estimation of the December 15, 2012 mineral resource and reserves of the Bolañitos Project. The estimate was conducted to ensure that the mineral resources and reserves complied with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards and definitions, as required by Canadian National Instrument 43-101 (NI 43-101).

The geological setting of the property, mineralization style and occurrences, and exploration history were described in reports that were prepared by Micon (2009, 2010, 2011 and 2012), SRK (2008) and various government and other publications listed in Section 28, References. The relevant sections of those reports are reproduced herein.

Micon’s Qualified Persons responsible for the preparation of this report and the estimation of the resources and reserves of the Bolañitos Project are senior geologists William J. Lewis, B.Sc., P.Geo., and Charley Z. Murahwi, MSc., P.Geo., FAusIMM, and mineral resource modeller Alan J. San Martin, MAusIMM(CP).

All currency amounts are stated in US dollars or Mexican pesos, as specified, with costs and commodity prices typically expressed in US dollars. Quantities are generally stated in Système International d’Unités (SI) units, the standard Canadian and international practice, including metric tons (tonnes, t) and kilograms (kg) for weight, kilometres (km) or metres (m) for distance, hectares (ha) for area, grams (g) and grams per metric tonne (g/t) for gold and silver grades (g/t Au, g/t Ag). Wherever applicable, any other units of measure encountered have been converted to SI units for reporting consistency. Precious metal grades may be expressed in parts per million (ppm) or parts per billion (ppb) and their quantities may also be reported in troy ounces (ounces, oz), a common practice in the mining industry. Base metal grades may be expressed as a percentage (%). Table 2.1 summarizes a list of the various abbreviations used throughout this report.

Table 2.1
List of Abbreviations

Name	Abbreviations	Name	Abbreviations
BSI Inspectorate	BSI	Million ounces	Moz
Canadian Institute of Mining, Metallurgy and Petroleum	CIM	Million years	Ma
Canadian National Instrument 43-101	NI 43-101	Million metric tonnes per year	Mt/y
Carbon in leach	CIL	Milligram(s)	mg
Centimetre(s)	cm	Millimetre(s)	mm
Comisión de Fomento Minero	Fomento Minero	Mina Bolañitos S.A. de C.V.	Mina Bolañitos
Day	d	Minas de la Luz S.A. de C.V.	Minas del la Luz
Degree(s)	o	Minera Planta Adelante S.A. de C.V.	Minera Planta Adelante
Degrees Celsius	[o]C	North American Datum	NAD
Digital elevation model	DEM	Net present value	NPV
Dirección General de Minas	DGM	Net smelter return	NSR
Dollar(s), Canadian and US	$, CDN $ and US $	Not available/applicable	n.a.
Endeavour Gold S.A de C.V.	Endeavour Gold	Ounces	oz
Endeavour Silver Corp	Endeavour Silver	Ounces per year	oz/y
Gram(s)	g	Parts per billion	ppb
Grams per metric tonne	g/t	Parts per million	ppm
Greater than	>	Percent(age)%
Hectare(s)	ha	Quality Assurance/Quality Control	QA/QC
Industrias Peñoles S.A. de C.V.	Peñoles	Second	s
Internal rate of return	IRR	Specific gravity	SG
Kilogram(s)	kg	SRK Consulting	SRK
Kilometre(s)	km	System for Electronic Document Analysis and Retrieval	SEDAR
Less than	<	Système International d’Unités	SI
Litre(s)	L	Tonne (metric)	t
Metre(s)	m	Tonnes (metric) per day	t/d
Mexican Chamber of Mines	CAMIMEX	Tonnes (metric) per month	t/m
Mexican Peso	Peso	Universal Transverse Mercator	UTM
Micon International Limited	Micon	Year	y
Million tonnes	Mt

Micon’s direct knowledge of the Bolañitos Project is based on several site visits made during the periods September 2 to 5, 2008; November 16 to 18, 2009, November 17 to 20, 2010, October 11 to 14, 2011 and, most recently, from October 2 to 5, 2012. Micon was assisted during the visits by a number of employees and consultants working for Endeavour Silver, including Barry Devlin, M.Sc., P.Geo., former Vice President of Exploration, Ing. Luis R. Castro, Vice President of Exploration, formerly the Exploration Manager (Mexico), Nelson Peña, Bolañitos Project former chief planning engineer, Claudio Villamizar, Bolañitos Project planning superintendent, Miguel Gracia, Bolañitos Project chief geologist and Oswaldo Zamarripa, Bolañitos Project geologist for the Cebada shaft.

Charley Murahwi represented Micon on all the site visits to the Bolañitos Property. In addition, Catherine Dreesbach accompanied Mr. Murahwi during the visit in 2011 and Alan San Martin accompanied Mr. Murahwi during the visit in 2012. During the site visits, quality assurance and quality control (QA/QC) programs were reviewed and discussed, the underground mine workings and surface facilities were inspected, and the initial review of the database and the existing block model(s) for the resource and reserve estimates was performed.

The review of the Bolañitos Project was based on published material researched by Micon, as well as data, professional opinions and unpublished material submitted by the professional staff of Endeavour Silver or its consultants. Much of the data came from reports prepared and provided by Endeavour Silver and/or Mina Bolañitos S.A. de C.V. The review of the resource and reserve estimation parameters was conducted both during the site visit and during the resource and reserves estimation undertaken from December, 2012 to February, 2013.

Micon is pleased to acknowledge the helpful cooperation of Endeavour Silver’s management and personnel, all of whom made any and all data requested available and responded openly and helpfully to all questions, queries and requests for material.

Micon does not have nor has it previously had any material interest in Endeavour Silver or related entities or interests. The relationship with Endeavour Silver is solely a professional association between the client and the independent consultant. This report is prepared in return for fees based upon agreed commercial rates and the payment of these fees is in no way contingent on the results of this report.

This report includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, Micon does not consider them to be material.

This report is intended to be used by Endeavour Silver subject to the terms and conditions of its agreement with Micon. That agreement permits Endeavour Silver to file this report as an NI 43-101 Technical Report with the CSA pursuant to provincial securities legislation.

Except for the purposes legislated under provincial securities laws, any other use of this report, by any third party, is at that party’s sole risk.

The conclusions and recommendations in this report reflect the authors’ best judgment in light of the information available to them at the time of writing. The authors and Micon reserve the right, but will not be obliged, to revise this report and conclusions if additional information becomes known to them subsequent to the date of this report. Use of this report acknowledges acceptance of the foregoing conditions.

3.0        RELIANCE ON OTHER EXPERTS

Micon has reviewed and analyzed data provided by Endeavour Silver, its consultants and previous operators of the Bolañitos Property, and has drawn its own conclusions therefrom, augmented by its direct field examination. Micon has not carried out any independent exploration work, drilled any holes or carried out any sampling and assaying on the property.

Micon audited Endeavour Silver’s previous December 31, 2011 resource and reserve estimates, and the results were published in a Technical Report dated March 30, 2012. The 2011 resource and reserve estimates have been superseded by new estimates which were completed by Micon in January/February, 2013, but have an effective date of December 15, 2012. The December 15, 2012, estimates conform to the presently accepted industry standards and definitions for resource and reserve estimates, are compliant with the CIM definitions and, therefore, are reportable as mineral resources and reserves by Endeavour Silver.

While exercising all reasonable diligence in checking, confirming and testing it, Micon has relied upon Endeavour Silver’s presentation of the Project data from previous operators and from Endeavour Silver’s mining and exploration experience at the Bolañitos Project in formulating its opinion.

Micon has not reviewed any of the documents or agreements under which Endeavour Silver holds title to the Bolañitos Project or the underlying mineral concessions and Micon offers no opinion as to the validity of the mineral titles claimed. A description of the properties, and ownership thereof, is provided for general information purposes only. The existing environmental conditions, liabilities and remediation have been described where required by NI 43-101 regulations. These statements also are provided for information purposes only and Micon offers no opinion in this regard. In the case of the documents or agreements under which Endeavour Silver holds title to the Bolañitos Project or the underlying mineral concessions and existing environmental conditions, liabilities and remediation, Micon has relied upon information supplied by Endeavour Silver.

The descriptions of geology, mineralization and exploration are taken from reports prepared by various companies or their contracted consultants. The conclusions of this report rely on data available in published and unpublished reports, information supplied by the various companies which have conducted exploration on the property, and information supplied by Endeavour Silver. The information provided to Endeavour Silver was supplied by reputable companies and Micon has no reason to doubt its validity.

The figures and tables for this report were reproduced or derived from reports written for Endeavour Silver and the majority of the photographs were taken by Charley Murahwi during the Micon site visits. Where the figures and tables are derived from sources other than Micon, the source is acknowledged below the figure or table.

4.0        PROPERTY DESCRIPTION AND LOCATION

4.1        LOCATION

The Bolañitos Project is located in the state of Guanajuato, Mexico, as shown in Figure 4.1. It consists of four operating mines in two areas. Mina Cebada is located about 5 km north of the city of Guanajuato. The Bolañitos mine and the processing plant are situated approximately 5 km west of Cebada. The Lucero mine is about one km to the southeast of Bolañitos and the Asuncion mine is located 0.5 km west of Bolañitos. All of the mines are readily accessed by paved and gravel roads. Endeavour Silver also owns the inactive Golondrinas mine which is 3.5 km to the southwest of Cebada. The Golondrinas mine has not operated since 2008. The ore sourced during 2012 from the Cebada and Bolañitos mines was trucked to the Bolañitos plant for campaign processing.

Figure 4.1
Bolañitos Project Location Map

Figure 4.2 is a map illustrating the claims included in Endeavour Silver’s Bolañitos Property.

Figure 4.2
Bolañitos Project Claim Map

The Cebada mine exploits the Vein Madre (Mother Lode) which has historically been host to some of the richest silver mines in the world. The Bolañitos, Lucero, Asuncion and Golondrinas mines are located near the town of La Luz, about 12 km to the northeast of Guanajuato city. Coordinates of the Cebada mine shaft, the approximate centre of Bolañitos Project, are given in Table 4.1.

Table 4.1
Coordinates of the Cebada Mine Shaft

Coordinates	Geographic	UTM
North	21° 03’ 45”	2,330,550
East	Not applicable	263,851
West	101°16’ 23”	Not applicable

Table provided by Endeavour Silver Corp.

In 2007, Endeavour Silver acquired the Bolañitos Project from Industrias Peñoles S.A. de C.V. (Peñoles), the owner at the time, and Minas de la Luz, S.A. de C.V. (Minas de la Luz), the operator at the time. The acquisition included the Mina Cebada, Mina Bolañitos, Mina Golondrinas and Mina Asunción (as well as a few other currently closed mines). Minas de la Luz continued as the operator of the mines until June, 2007, when Endeavour Silver assumed control. The Mina Asunción is very close to the Mina Bolañitos and the two are currently connected underground.

The Bolañitos Project consists of 21 concessions totalling 2,470 hectares (ha), including four operating silver (gold) mines (Bolañitos, Lucero, Asuncion and Cebada), several past-producing silver (gold) mines, and the 1,600 t/d Bolañitos processing plant.

The exploitation lease was held by Minas de la Luz and acquired by Endeavour Silver in conjunction with the asset purchase from Peñoles. Endeavour Silver previously reported that some licensing issues were inherited with the properties. These have now been resolved and the transfer of the water license and the explosive permit to Endeavour Silver’s Mina Bolañitos S.A. de C.V. has been completed as well.

Minas de la Luz signed a mining exploitation contract with subsidiaries of Met Mex Peñoles (Met Mex) on April, 2002. Through this contract, Minas de la Luz had the right to develop, explore and exploit the lots listed in Table 4.2, as well as the right to use the mining works, the processing plant, the tailings pond, offices, shops, warehouses, the housing compound for the employees, the clinic located in the town of La Luz, two ranch ruins, two houses in the mine compound and all the associated surface areas.

Subsidiary companies of Met Mex are Compañia Minera Las Torres, S.A. de C.V. (Minera Las Torres) and Compañia Minera La Parreña, S.A. de C.V. (Minera La Parreña).

Minera Las Torres was the holder of the rights for the lots identified in Table 4.2.

Table 4.2
Summary of the Lots Owned by Minera Las Torres

Lot	Title Number	Lot	Title Number
Unificación Golondrinas	188680	Ana Rosa	191492
Virginia	189038	Bolañitos	171538
Susy	191487	El Puertecito	171537
Chuyita	191489

Table provided by Endeavour Silver Corp.

Minera La Parreña owned a mineral processing plant, with a capacity of 600 t/day, property including 7 houses and a clinic located in the town of La Luz, and the lots identified in Table 4.3.

Table 4.3
Summary of the Lots Owned by Minera La Parreña

Lot	Title Number
El Dollar	212398
La Paz	172120
Marion	189037
La Trinidad	195076
Ampliación la Trinidad	190961

Table provided by Endeavour Silver Corp.

The mining lots are located in the district of Mineral de La Luz, and were in compliance with all the obligations that the holders had according to the Mining Law and its regulations, including those regarding the payments required on mining concessions for exploration and exploitation.

In September, 2003, Minas de la Luz modified the original contract with Met Mex to add a lot named La Cebada, owned by Minera Las Torres.

In August, 2005, there was another modification to the contract, in which it is noted that the mining concessions for the lots of which Minera La Parreña was the owner, now belonged to Exploraciones Mineras Parreña S.A. de C.V. (Exploraciones Mineras Parreña), which acquired the concessions for these lots through a spin off. Once Endeavour Silver purchased the concessions and bought the royalty, the contract expired.

Minas de la Luz was responsible for the environmental, physical and chemical stability of the terrain, tailings pond, waste and mining works during the effective contract period, as well as preventing any acid drainage generation.

In 2010, Endeavour Silver acquired the Belén II and Ampliacion de Belén properties (192 ha), located approximately 2.5 km east of Endeavour Silver's Lucero silver-gold vein discovery and midway between the operating Bolañitos and Cebada mines. Endeavour Silver purchased a 100% interest in the Belén properties by paying 2.5 million Mexican pesos. The properties are subject to a 15% advance production royalty (already paid) and a 2% NSR royalty on future mineral production.

In 2010, Endeavour Silver also optioned the Juanita and Tajo de Adjuntas properties (57 ha), located about 4 km southeast of Lucero, at the south end of the La Luz vein system. Endeavour can acquire the Juanita and Tajo properties by paying US $50,000 for each, in staged payments over a three-year period and subject to a 2% NSR royalty.

In 2011, Endeavour Silver staked the Lucero, Lucero 2, La Cebada 1 Fracc. 1, La Cebada 1 Fracc. 2, La Cebada 1 Fracc. 3, La Cebada 1 Fracc. 4, La Cebada 1 Fracc. 5, La Cebada 2 Fracc. 1 and La Cebada 2 Fracc. 2 concessions (223 hectares) located in the southern part of the La Luz sub-district. Titling of the La Cebada 1 Fracc. 1, La Cebada 1 Fracc. 2, La Cebada 1 Fracc. 3, La Cebada 1 Fracc. 4 and La Cebada 1 Fracc. 5 is in process.

In November, 2011, Endeavour Silver re-surveyed the boundaries between Unificación Golondrinas (Endeavour Silver) and Opulencia (Fresnillo). Old concession records were also researched in order to check which concessions have superior ownership rights. Minor overlapping (less than 20 m) was found along certain claim boundaries.

The mineral concessions owned by Endeavour Silver are summarized in Table 4.4.

In addition to the mineral rights, Endeavour Silver has agreements with various private ranch owners and a local ejido (Mesa Cuata) that provide access for exploration and exploitation purposes. Table 4.5 summarizes the surface access rights as at December 15, 2012.

The annual 2013 concession tax for the Bolañitos Property is estimated to be approximately 692,200 Mexican pesos (pesos), which is equal to about US $53,400 at an exchange rate of 12.96 pesos to US $1.00.

Table 4.4
Summary of the Mineral Concessions Owned by Endeavour Silver

Concession Name	Title Number	Term of Mineral Concessions		Hectare	2013 Annual Taxes (pesos)
		From	To		1st Half	2nd Half
La Cebada	171340	20/09/1982	19/09/1932	353.0373	52,846	52,846
El Puertecito	171537	20/10/1982	19/10/1932	441.9481	66,154	66,154
Bolañitos	171538	20/10/1982	19/10/1932	305.4762	45,726	45,726
La Paz	172120	26/09/1983	25/09/1933	413.0599	61,830	61,830
Unif. Golondrinas	188680	29/11/1990	28/11/1940	361.6543	54,135	54,135
Marion	189037	05/12/1990	04/12/1940	1.0498	157	157
Virginia	189038	05/12/1990	04/12/1940	7.1339	1,068	1,068
Ampl. a La Trinidad	190961	29/04/1991	28/04/1941	4.6061	690	690
Susy	191487	19/12/1991	18/12/1941	35.4282	5,303	5,303
Chuyita	191489	19/12/1991	18/12/1941	43.3159	6,484	6,484
Ana Rosa	191492	19/12/1991	18/12/1941	96.7364	14,480	14,480
La Trinidad	195076	25/08/1992	24/08/1942	4.4800	671	671
El Dolar	212398	04/10/2000	03/10/1950	3.1979	479	479
Lucero	238265	23/08/2011	02/08/1961	49.5060	506	506
Lucero 2	238024	12/07/2011	11/07/1961	8.0000	82	82
La Cebada 2, Fracc. 1	238982	15/11/11	14/11/61	95.3713	975	975
La Cebada 2, Fracc.2	238983	15/11/11	14/11/61	2.3183	24	24
Belén II	218896	23/01/2003	22/01/1953	92.6934	13,875	13,875
Ampliacion de Belén	194930	30/07/1992	09/07/1942	99.1049	14,835	14,835
Tajo de Adjuntas	231210	25/01/2008	24/01/1958	15.0000	317	317
Juanita	217034	14/06/2002	13/06/1952	36.5196	5,467	5,467
			TOTAL	2469.6375	346,104	346,104

Table provided by Endeavour Silver Corp.

Table 4.5
Summary of Endeavour Silver’s Surface Access Rights

Owner	Area Name	Area (ha)	Validity	Term	Drill Pads (Pesos)	ANNUAL PAYMENT (PESOS)
Eliseo Morales Morales	BolañitosNorth	40	10 Years	24/09/2010 - 2020	None	30,000
Felipe Herrera Yebra	Belén	266	5 Years	20/11/2010-2015	10,000	10,000
Raul Cuevas	Belén	120	3 Years	21/01/2010 - 2013	None	36,000
Guadalupe Huerta	Belén	20	5 Years	14/12/2010 - 2015	None	10,000
Florentino Ortega Camarillo	El Sauz	30	15 Years (Renewable)	01/12/2007 - 2022	None	30,000
Pablo Vallejo Olmos	San Ignacio del Puertecito "C"	10	5 Years (Renewable)	01/02/2008 - 2013	None	30,000
Benjamin Tapias Cruces	Golondrinas	91	15 Years	01/12/2007 - 2022	None	24,000
Alfredo Ortega Gonzalez	Cuesta de Los Burros	30	15 Years (Renewable)	01/12/2007 - 2022	None	24,000
Ignacio Camarillo Velazquez	San Ignacio del Puertecito	30	2 Years (Renewable)	14/05/2010 - 2012	None	150,000
Maria Concepcion Ortega Camarillo	Las Golondrinas	29	5 Years (Renewable)	26/09/2008 - 2013	None	55,000
Edmundo Camarillo Moya	San Ignacio del Puertecito "B"	40	2 Years (Renewable)	29/04/2010 - 2012	None	150,000
Pablo Vallejo Olmos (Addendum)	San Ignacio del Puertecito "C"	10	5 Years (Renewable)	01/02/2008 - 2013	10,000	30,000
Ejido Mesa Cuata	Cebada	2,100	5 Years	29/03/2009 - 2014	14,500	170,000 (total pay)

Table provided by Endeavour Silver Corp.

The annual cost of maintaining these surface access rights is 749,000 pesos or approximately US $58,000.

4.2        SAFETY

Since 2009, a number of initiatives have been undertaken regarding safety at the Bolañitos Project. Endeavour Silver recorded 19,518 hours of safety training in 2011. The lost time accident rate dropped from 11 in 2010 to four in 2011. In 2011, a total of 3,424 hours of mine rescue training were conducted, including advanced first aid, fire fighting, ventilation, use of Draeger re-breathing equipment, rescue knots, and use of explosives, in addition to presentations about H1N1 and personal hygiene. In 2012, the mine and mill ensured that trained rescue and safety teams received refresher courses regularly in an effort to maintain the standards set in 2011.

The Guanajuato safety department undertakes all inductions of new personnel to train them in the basics of mine and plant safety, monitors housekeeping and sign installation and is also involved with the environmental department. Safety talks are given at the beginning of each shift to reinforce safety in the workplace. Safety training at the mines includes the Five Point Safety method, first aid, use of personal protective equipment (helmet, safety glasses, steel toe boots, gloves and hearing protection), as well as talks on explosives, barring down, identification of risks, lock-out/tag-out of equipment, prevention and fighting of fires, mining gases and ventilation. In addition to the underground personnel, personnel in the plant (mill) and the other departments all receive safety training.

In 2011, Endeavour Silver conducted 2,828 safety audits that involved both management and workers throughout the year. A safety monitoring system is also in place. Safety is also an element in the production bonus system and, in 2008, management introduced the Chairman’s and President’s Safety Awards which provide incentives for all personnel to work safely.

In 2011, the Bolañitos Project was recognized with The “Casco de Plata” (Silver Helmet) awarded by the Mexican Chamber of Mines (CAMIMEX) for notable improvements in safety performance. Those high standards were maintained throughout 2012.

4.3        ENVIRONMENTAL

At the Bolañitos Project, Endeavour Silver continues to improve the level of housekeeping and the management of toxic substances. A new facility constructed in 2008 for the temporary storage of oil, used filters, contaminated soil, etc. is in use and materials from this storage facility are disposed of at an official site in Zacatecas. Installed oil traps in the mechanic shop and jackleg repair shop are inspected regularly.

In the processing plant, a shower and hand washing area was installed as a preventative measure to aid in retarding or preventing acid and chemical burns.

Endeavour Silver continues to store scrap metal and conducts frequent scrap sales and/or recycling to avoid a build-up of junk on site.

Construction of a water treatment plant was completed in 2010.

Endeavour Silver continues to work in accordance with all Mexican environmental regulations.

4.4        MICON COMMENTS

Micon is unaware of any other outstanding environmental liabilities at the Bolañitos Project, other than those already discussed in this section or in Section 20.

Micon is unaware of any significant factors or risks that may affect access, title or the right or ability of Endeavour Silver to perform work on the Bolañitos Project.

Other than those discussed above, Micon is not aware of any royalties, back-in rights, payments or other agreements and encumbrances which apply to the Bolañitos Project.

5.0        ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1        ACCESSIBILITY AND LOCAL RESOURCES

The Bolañitos Project is located north of the city of Guanajuato, capital of the State of Guanajuato, which is approximately 430 km northwest of Mexico City. The city of Guanajuato has a population of approximately 150,000 and is the host of several universities and post-secondary schools, including a mining college. The city is well maintained with numerous hotels, restaurants and museums. Tourism, which is comprised primarily of Mexican nationals, is the principal industry of the city.

The State of Guanajuato is situated within the Central Plateau of Mexico in the Sierra de Guanajuato, at elevations ranging from 2,000 to 2,600 m.

International access to Guanajuato is relatively good as the Leon/Guanajuato international airport has daily services from Los Angeles, Dallas/Fort Worth, Houston and Mexico City, giving many options for travelling to and from the Project. The airport is located between the large city of Leon, which has over 1 million inhabitants, and the city of Guanajuato. Guanajuato is approximately a 25 to 30 minute drive from the airport on a toll highway. From Guanajuato, the properties are accessible via a gravel road, with about a 15 minute drive to Mina Cebada and a 35 minute drive to the Bolañitos or Golondrinas mines. The gravel road is heavily eroded by the intense thunderstorms which occur in the area and it receives sporadic maintenance by a grader. The road is highly washboarded which keeps driving speeds to generally less than 50 km/h.

Most of the supplies and labour required for the exploration programs and mining operations are purchased in either Guanajuato or Leon. The area has a rich tradition of mining and there is an ample supply of skilled personnel sufficient for both the underground mining operations and the surface facilities.

Power supply to the Bolañitos Project is provided by the national grid (Comisión Federal de Electricidad).

Telephone communications are integrated into the national land-base telephone system that provides reliable national and international direct dial telephone communications. Satellite communications also provide phone and internet capabilities at the Bolañitos Project. However, the satellite phone and internet services are slow and sometimes unreliable. There is no cell phone service at any of the mines.

5.2        PHYSIOGRAPHY AND CLIMATE

The climate is generally dry with sporadic, often violent thunderstorms in the summer months which are also the source of most of the precipitation for the area. The average precipitation is about 600 mm, which occurs primarily between May and October. The summer months are temperate, with comfortable daytime high temperatures of between 22 and 30°C. Generally, the thunderstorms occur in the late afternoons. The winter months are cool and dry, though some rain does occur. Daytime highs in the winter are generally 15 to 25°C and overnight lows can drop below freezing. The winter is the windy season and winds can be very strong.

Grass, small trees and shrubs along with several varieties of cacti make up most of the vegetation on the steep hillsides, with larger trees found near springs and streams. The area is mainly devoid of trees, although, in the valleys and where reforestation has taken place, there are stands of trees. The Encino tree is a protected species in the area. In the higher elevations, sheltered areas can be home to pine forests.

Even though there is a reasonable amount of rainfall each year, most of the creeks in the area are usually dry, with the exception of the man-made reservoirs surrounding the city of Guanajuato. Some cattle and/or goat grazing is carried out in the area over the scrub land. Sections of more arable land have been deforested to support small plots for growing crops.

5.3        INFRASTRUCTURE AND LOCAL RESOURCES

At each of the mine sites, the required water for the operations is supplied from dewatering of the mines. The tailings facility at Mina Bolañitos is set up to recycle all water back into the processing plant.

Endeavour Silver provides limited housing for employees, apart from offices, warehouses and other facilities. Most of the work force lives in the nearby communities and Guanajuato. There is an ample supply of skilled labour in the area due to its long mining history. Figure 5.1 is a view of the town of La Luz. La Luz is close to the Bolañitos mine and plant and is home to many of the employees of Endeavour Silver’s Bolañitos Project.

5.4        MICON COMMENTS

Mining at the Bolañitos Project operates on a year-round basis and details regarding surface rights for mining operations, availability of power sources, potential tailings storage areas, potential waste disposal areas, heap leach pad areas, and potential processing plant sites, are discussed in the relevant sections of this report on mining methods, recovery methods and project infrastructure.

Figure 5.1
View of the Town of La Luz Located 12 Kilometres Northeast of Guanajuato

6.0        HISTORY

6.1        MINING IN MEXICO

Mining has played an important role in Mexico since pre-historic times, but it entered a period of rapid expansion after the Spanish conquest when rich mineral deposits were found. The wealth found in these early mines served as incentives for the early colonizers to locate to remote and barely accessible portions of the county.

Although the Spanish began mining as early as 1526 and worked the mines until 1700, it was not until after the latter date that they commenced to work them strongly, continuing to do so until 1810 when the War of Independence started. In 1810, the yearly mining production fell in Mexico from $27,000,000 to $5,000,000 and this state of affairs continued until 1821, with the expulsion of the Spaniards.

During the war, many of the mines were abandoned and either filled with water or caved in, and so they remained until 1824. In 1824, a number of English capitalists took the rehabilitation of the principal mines in hand and worked them for approximately 10 years. However, during this period they sustained great losses that were principally due to the lack of railroads which necessitated the transportation of all heavy machinery to the mines on the backs of mules. In some cases, it took a couple of years to transport the equipment from England to the mine in Mexico.

Mining in Mexico became more prevalent again from the 1880s until the early 1900s, when many of the mining districts were in decline due to low prices. The Civil War in 1910 for the most part paralyzed mining in Mexico and in many districts it did not recover until late in the 20th century.

It is impossible to state with even approximate accuracy what the production of precious metals was in the early days. When the Spanish arrived in Mexico, there were no Aztec records and, although accurate records were kept up until 1810, smuggling prevailed to such an extent, owing to the heavy tax on silver, as to render it impossible to arrive at exact figures. The coinage records, however, are more precise and, according the best estimates from 1522 to 1879, the production of precious metals in Mexico was about $3,723,139,070, of which gold amounted to about 0.4 to 0.8 percent, or approximately $23,600,000. The annual coinage from 1521 to 1879, a period of 355 years, was approximately $8,173,565 and the annual product nearly $10,000,000.

In the early days, 90% of all the ores were amalgamated with the balance being smelted. However, this proportion varied in different districts, with smelting taking precedence in some districts and amalgamation in others. Many of the silver mines also had gold to some extent.

6.2        GUANAJUATO MINING DISTRICT

The Guanajuato mining district is located at the southern end of what used to be the Chichimeca empire which was colonized by Nuño de Guzmán in 1540.

It is suspected that (but not known if) the indigenous peoples, rather than the Spanish colonists, first began mining in the Guanajuato district. However, mining extends back to at least 1548 when the silver veins began to be exploited by the Spanish. Guanajuato was one of the premier mining districts of Nueva España (New Spain). The following is a brief timeline of the history of the Guanajuato mining district:

  Pre-Conquest: Martin notes in his 1906 volume on the mines of Guanajuato that “there is reason to believe that the Peregrina mine was being worked and big quantities of ore being taken out by the Indians before Cortez ever set foot in the country.”

  1548: The first silver vein, San Bernabé (La Luz), was discovered by a local mule driver. In these early years the silver ore was hand mined and transported by mule to Zacatecas to be milled.

  1550: Juan de Rayas discovered the Vein Madre system at the site where the present day Rayas shaft is located. This discovery triggered an exploration rush that saw the discovery of the Valenciana, Tepeyec, Mellado, Cata and Sirena silver occurrences.

  1726: Don Jose de Sardeneta y Legaspi introduced gunpowder to be used for blasting. Prior to this, production was very limited as the method of extracting ores was by fire, where the rock face was heated and then quickly quenched with water, shattering the rock. Construction began on the Rayas shaft.

  1760 to 1770: Antonio Obregón y Alcocer, who later became Count Valenciana, completed a number of exploration ventures, culminating with the discovery of the Valenciana ore-shoot and the development of the Valenciana mine.

  1771: Immense masses of silver sulphides, mixed with ruby silver and native silver, were discovered at Valenciana. At the time, the Valenciana mine was estimated to be producing one-third of the world’s silver. Production was increased under the Count’s direction, and the Santo Cristo de Burgos shaft was sunk to a depth of 150 m.

  1775: The San Antonio shaft on the Valenciana vein was sunk to a depth of 227 m.

  1760 to 1810: Martin notes that during this period the Guanajuato mines accounted for 30% of the entire Mexican production and 20% of the world’s output of silver.

  1810 to 1868: Production stopped as the result of the War of Independence from Spain.

  1810: In September, Hidalgo began his revolt against Spain. In the City of Guanajuato all foreigners’ property was seized and their homes destroyed. Hidalgo took the Alhóndiga de Granaditas (public granary) and massacred most of the people taking refuge in it.

  1821: Revolutionaries burned all the mining installations, including the headworks of the newly-built Valenciana shaft.

  1868: The Valenciana mine was reopened by British investment capital.

  Between 1887 and 1889, production from the mines of Guanajuato accounted for as much as US $14.4 million or approximately 2.88 million British pounds.

  1906: Martin noted that the principal or “mother vein has yielded the sum of one billion dollars as proven by the mint and government records. The Valenciana mine proved to be the greatest silver producer with workings down to 2,400 feet on the incline and producing over $300 million dollars of silver or approximately 60 million
  British pounds”.

  1910 to 1920: Mexican revolution; mining ceased or declined during this period with the destruction of a great many mines and infrastructure.

  1936: Peñoles tested the Vein Madre with four diamond drill holes.

  1939: Sociedad Cooperativa Minero Metalúrgica Santa Fe de Guanajuato (SCMMSFG) became the legal owner of the properties of the Guanajuato Reduction and Mines Company. Starting out with no mineral reserves and working capital, the new Cooperative had a very difficult time conducting exploration and mining with outdated equipment.

  1947-1949: The Fresnillo Company, a division of Peñoles, completed a diamond drilling program consisting of 9 holes which intersected the Vein Madre 80 m to 150 m below the lowest existing workings.

  1968: Fresnillo discovered the Torres-Cedros deposit during an exploration and drilling campaign.

  1973: The SCMMSFG discovered the Clavo de Rayas “bonanza” mineral shoot.

6.3        BOLAÑITOS PROJECT

Below is an abbreviated timeline of the history of Endeavour’s Bolañitos Project since the 1960s.

  1968: The Fresnillo Company acquired additional claims and incorporated Negociación Minera Santa Lucía (now Cebada) and the Peregrina mine.

  1973: The contracting company Tormex S.A. completed a photogeological study in the area of the Cebada mine holdings.

  1976: The Cebada mine began production. Between 1976 and 1995, the Cebada mine produced 1,277,216 tonnes at an average grade of 4.04 g/t gold and 372 g/t silver.

  2003: The Grupo Guanajuato closed the Torres, Sirena, Peregrina and Apolo mines. The Bolañitos, Golondrinas, Asunción and Cebada mines stayed in production on a break-even basis.

  2007: Endeavour Silver acquired the Bolañitos Project from Peñoles, the owner at the time, and Minas de la Luz, the operator at the time, which included, Mina Cebada, Mina Bolañitos, Mina Golondrinas and Mina Asunción (as well as a few other currently closed mines). Minas de la Luz was kept on as the operator of the mines until June, 2007, when Endeavour Silver assumed control. Mina Asunción is very close to the Bolañitos mine and the two have recently been connected underground.

Records from the mining operations provide surveyed information of the historical workings and channel sample data from stopes, raises and drifts excavated on the mineralized zones. Limited drilling on the properties has been conducted during the past 20 years, but none during the 10 years before Endeavour Silver took control. Several well mineralized and high-grade drill holes completed by Peñoles have not yet been followed-up and these contribute to the remaining exploration potential for the property. Endeavour Silver believes that surface mapping and exploration, together with compilation of the Peñoles data, should help to identify some new veins, breccia/stockwork zones and related splays for future drilling.

There is potential both along the strike of the veins and at depth below the old workings. These areas are largely untested and present a major exploration target for Endeavour Silver.

6.3.1     Endeavour Silver 2007 Exploration Program

In 2007, Endeavour Silver spent approximately US $842,000 on exploration of the Bolañitos Project. The exploration program consisted of 13 surface diamond drill holes totalling 3,513 m at the Cebada mine and 2 underground diamond holes totalling 58 m at the Golondrinas mine. A total of 1,091 samples were collected and submitted for assay. The March, 2009, Micon Technical Report contains a summary of Endeavour Silver’s 2007 surface and underground exploration programs. A detailed description of the 2007 exploration program was recorded in the March, 2008, Technical Report by SRK. The SRK Technical Report is filed on SEDAR.

6.3.2     Endeavour Silver 2008 Exploration Program

In 2008, Endeavour Silver’s exploration drilling at the Bolañitos Project was focused in two areas:

1)	Testing several targets along the Vein Madre structure close to the Cebada mine.

2)	Testing several targets along the La Luz vein structures (La Luz consists of multiple sub-parallel veins) close to the Bolañitos mine.

The 2008 drilling program was successful in expanding the 3785 (Robbins #5) mineralized zone discovered near the Cebada mine in 2007, and discovering new high-grade silver-gold mineralized zones in four other target areas: the Bolañitos, Santa Maria, San José and Lucero vein prospects near the Bolañitos mine.

Within the Guanajuato district, the Vein Madre typically forms a central lode, with hanging wall and footwall splays, occupying a major fault structure, whereas the La Luz veins form a swarm of sub-parallel veins occupying lesser fault structures. The Cebada mineralized bodies were typically larger and had greater vertical extent (500+ m) than at La Luz but the Bolañitos mineralized bodies were more numerous.

During 2008, Endeavour Silver spent US $3,431,207 on exploration activities on the Bolañitos Project. The exploration drilling program included 5,241 m in 15 surface diamond holes at the Cebada mine and 16,012 m in 55 surface and underground diamond drill holes at the Golondrinas and Bolañitos mines. A total of 3,662 samples were collected and submitted for assay.

In 2008, surface mapping and sampling in the Cebada, Bolañitos and Golondrinas mine areas continued to be an important part of the Guanajuato exploration program. Even though these properties have had a long mining history, detailed geological maps of sufficient quality for defining drill targets did not exist. In addition, many concessions in the Guanajuato district remain under-explored.

A detailed description of Endeavour Silver’s 2008 exploration and drilling programs is contained in Sections 10 and 11 of Micon’s March, 2009 Technical Report, which is filed on SEDAR.

6.3.3     Endeavour Silver 2009 Exploration Program

In 2009, Endeavour Silver spent US $897,935 (including property holding costs) on exploration activities on the Bolañitos Project.

In 2009, Endeavour Silver conducted a surface diamond drilling program focused on following up several of the new discoveries made near its operations at the Bolañitos Project and testing new prospective targets within the district. The primary goal of this program was to expand reserves and resources. Exploration drilling was focused in two main areas: exploring the Lucero-Karina-La Joya vein system to the south of the Bolañitos mine area in the La Luz district and exploring the extension of the Vein Madre structure, northwest of the Endeavour Silver’s Cebada mine.

During 2009, Endeavour Silver completed 4,390 m of drilling in sixteen surface diamond drill holes at the Bolañitos Project. A total of 1,281 samples were collected and submitted for assay.

During 2009, Endeavour Silver also conducted an extensive surface mapping and sampling program covering a number of veins and geological features. This information assisted Endeavour Silver in confirming that the vein exposures and zones of argillization had been interpreted correctly as the surface expressions of the veins either intercepted by drilling or being developed underground.

Surface mapping also resulted in the discovery of a new vein, named the La Joya, which was discovered in an outcrop, with some encouraging assays above 1 g/t gold and 100 g/t silver being returned from rock chip samples.

6.3.4     Endeavour Silver 2010 Exploration Program

6.3.4.1  2010 Surface Program (Drilling and Other Activities)

During 2010, Endeavour Silver completed 21,201 m of drilling in 67 surface diamond drill holes at the Bolañitos Project. A total of 5,566 samples were collected and submitted for assay. Exploration drilling undertaken during 2010 is summarized in Table 6.3.

Table 6.1
Bolañitos Project Surface Exploration Drilling Activities in 2010

Project Area	Number of Holes	Total Metres	Number of Samples Taken
Bolañitos (core)	61	17,970.10	4,866
Cebada	6	3,230.65	700
Total	67	21,200.75	5,566

Table provided by Endeavour Silver Corp.

During 2010, surface geological mapping was completed in the Bolañitos North area. Mapping indicated that the rocks are intermediate to acid in composition and correspond to the Cerro Pelón tonalite unit. They are mainly characterized as a plagiogranite with the intermediate rocks corresponding to the andesite and metasedimentary rocks of the La Luz Formation. Diorite-granodiorite with major silicification was observed in a few places.

In 2010, Endeavour Silver also completed surface geological mapping and sampling on the newly acquired Belén properties. This work included a grid geochemical soil/rock survey.

At total of approximately 600 rock and soil samples were collected from the Belén properties.

The Tajo de Adjuntas and Juanita properties cover a couple of narrow (up to 0.9 m) unnamed veins that have also received minimal historic exploration. Endeavour Silver's sampling of these veins returned only background silver grades but consistently elevated gold grades, suggesting that these vein exposures are also above the prospective "bonanza" ore horizon and, therefore, have high grade mineralization potential. During 2010, an initial investigation was conducted on the Tajo de Adjuntas and Juanita veins, situated to the south of the Bolañitos Property.

6.3.4.2  2010 Underground Program (Drilling)

In 2010, Endeavour Silver conducted an underground diamond drilling program focused on expanding the resources at the operating Bolañitos-Lucero and Cebada mines. The program for the Cebada mine consisted of drilling below the 515 level, approximately 100 m down dip from this level. The program led to the discovery of new resources. This new discovery is mineable from the 515 level and accessible from this level for further exploration.

The Bolañitos program led to clarification of the distribution of three veins: the Bolañitos and San José veins and the Cecilia vein, situated between the Bolañitos and Lucero veins.

During 2010, Endeavour Silver completed 8,306 metres of drilling in 29 underground diamond drill holes at the Bolañitos Project. A total of 2,152 underground drill samples were collected and submitted for assay.

A detailed description of Endeavour Silver’s 2010 exploration and drilling programs is contained in Sections 10 and 11 of Micon’s March, 2011 Technical Report, which is filed on SEDAR.

6.3.5     Endeavour Silver 2011 Exploration Program

In 2011, Endeavour Silver spent US $4,333,129 (excluding property holding costs) on surface exploration activities on the Bolañitos Project.

6.3.5.1  2011 Surface Program (Drilling and Other Activities)

During 2011, Endeavour Silver completed 32,005 m of drilling in 115 surface diamond drill holes at the Bolañitos Project. A total of 6,582 samples were collected and submitted for assay. Surface exploration drilling undertaken during 2011 is summarized in Table 6.2.

Table 6.2
Bolañitos Project Surface Exploration Drilling Activities in 2011

Project Area	Number of Holes	Total Metres	Number of Samples Taken
Karina-Daniela-La Joya	80	22,362.75	4,678
Bolañitos North	9	3,173.25	366
Belén	21	5,317.80	1,245
La Soledad	5	1,151.10	293
Total	115	32,004.9	6,582

Table supplied by Endeavour Silver Corp.

Surface diamond drilling was conducted by Layne de Mexico, S.A. de C.V. (Layne), a wholly-owned subsidiary of the USA-based Layne Christensen Company (Layne Christensen). Neither Layne nor Layne Christensen holds an interest in Endeavour Silver and both are independent of the company.

In January, 2011, geological mapping and sampling commenced in the La Luz vein area of the La Luz sub-district of Guanajuato. A total of 340 rock samples were collected.

During January and February, 2011, geological mapping and sampling was also conducted in the Soledad vein area of the La Luz sub-district. A total of 67 rock samples were collected.

During February and March, 2011, geological mapping and sampling were completed in the area of the La Joya and Puertecito veins. Mapping revealed some old workings in the La Joya and Puertecito area which were sampled. A total of 83 rock samples were collected in the La Joya and Puertecito area.

In November, 2011, reconnaissance geological mapping and sampling commenced in the La Joya South area. A total of 85 rock samples were collected.

Reconnaissance mapping was also conducted on the adjoining Sirio and Irenita concessions. The main workings and structures were mapped in the Sirio area. On the Irenita claim, a 40 m-wide and 100 m-long tectonized zone with weak silicification and hosted in the Filoniano Complex was identified.

At the end of 2010, Endeavour Silver discovered the Daniela vein, lying in the footwall of the Karina and Fernanda veins. The Daniela vein is also associated with a swarm of narrow high-grade secondary veins. The Daniela vein appears to be thicker, has higher gold grades and is still open along strike to the northwest.

In January, 2011, surface diamond drilling continued in the Daniela vein area, using one drill rig provided by Layne. By mid-December, 2011, Endeavour Silver had completed a total of 11,160 m in 43 holes. Drilling extended the high grade, silver-gold mineralization in the Daniela vein for a total of more than 800 m along strike.

The Karina vein was intercepted in the southern part of the Daniela area. It mainly consisted of a brecciated to banded vein with local colloform banding. The vein is comprised of white to translucent quartz and minor calcite. Also present are weak disseminations and rare veinlets of sulphides, mainly pyrite with traces of argentite. The host rock for the Karina vein is andesite from the La Luz Formation.

The Fernanda vein was intercepted in the footwall of the Karina vein. It is mainly a narrow, banded, locally brecciated, quartz-calcite vein comprised of translucent quartz and rhombohedral calcite. Sulphides are also present as disseminations and weak bands of pyrite, traces of argentite and rare pyrargyrite. The host rock is andesite from the La Luz Formation.

In 2011, Endeavour Silver discovered two new veins, La Joya and Hanging Wall La Joya, which are sub-parallel to and east of the Daniela vein. Several high grade silver-gold mineralized zones were delineated on the structures and drilling continued in 2012.

In April, 2011, surface diamond drilling commenced in the La Joya vein area, using one drill rig provided by Layne. By mid-December, 2011, Endeavour Silver had completed a total of 11,203 m in 37 holes.

In March, 2011, surface diamond drilling commenced in the Belén vein area, using one drill rig provided by Layne. By mid-June, 2011, Endeavour Silver had completed a total of 5,318 m in 21 holes.

In early 2011, geological mapping in the Soledad vein area of the La Luz sub-district mapped out the surface trace of the main vein structures. Old mine workings and pits along with several silver-gold mineralized zones were identified and used to define drilling targets.

In June, 2011, surface diamond drilling commenced in the La Soledad vein area, using one drill rig provided by Layne. By July, 2011, Endeavour Silver had completed a total of 1,151 m in 5 holes.

In 2010, surface geological mapping and sampling in the Bolañitos North area traced a mineralized quartz vein corresponding to the Bolañitos vein for more than one kilometre along strike. The vein averaged 1.1 m wide with a north-south strike. Rock chip samples taken on the Bolañitos vein and an auxiliary vein in the footwall called San Agnacio returned assays up 103 g/t silver and 4.25 g/t gold.

In October, 2010, surface diamond drilling commenced in the Bolañitos North area using one drill rig provided by Layne. In January, 2011, Endeavour Silver continued drilling in the Bolañitos North area. By mid-March, the program was completed with a total of 3,173 m in nine holes being drilled in 2011.

6.3.5.2  2011 Underground Program (Drilling)

In 2011, Endeavour Silver conducted an underground diamond drilling program focused on expanding the resources at the operating Cebada mine. The program included drilling below the 515 level in the central part, approximately 100 m down dip from the level, and below the 315 level in the northwest area, approximately 200 m down dip from the level.

The program led to the discovery of new resources. The new discovery in the central part is mineable from the 515 level and accessible from the level for further exploration. The northwest area is both mineable and accessible from the 315 level.

During 2011, Endeavour Silver completed 8,476 m of drilling in 45 underground diamond drill holes at the Cebada mine. A total of 3,566 samples were collected and submitted for assay. Underground exploration drilling undertaken since January, 2011 is summarized in Table 6.3.

Table 6.3
2011 Underground Exploration Drilling Activities at the Cebada Mine

Month	Number of Drill Holes	Metres	Number of Samples
January	1	358.0
February	2	427.0
March			241
April			251
May	3	441.0
June	7	1,173.5	311
July	6	1,526.5	266
August	6	880.5	668
September	7	931.5	528
October	5	989.0	513
November	5	1,262.5	529
December	3	486.2	259
Total	45	8,475.7	3,566

Table provided by Endeavour Silver Corp.

Underground diamond drilling was conducted from January, 2011 to February, 2011 by Services Inter Lab de México S.A. de C.V. and from May, 2011 to December, 2011 by Boart Longyear de México S. A. de C. V.

A detailed description of Endeavour Silver’s 2011 exploration and drilling programs is contained in Sections 10 and 11 of Micon’s March, 2012 Technical Report, which is filed on SEDAR.

6.4        HISTORICAL PRODUCTION

Mining in the Guanajuato district extends back to at least 1548 when the mines were first worked by the Spanish. The total production from this district is estimated at about 6 million oz of gold and 1.2 billion oz of silver.

During the late sixteenth century silver production accounted for 80% of all exports from Nueva España (New Spain), although, by the mid-seventeenth century, silver production collapsed when mercury, necessary to the refining process, was diverted to the silver mines of Potosí in present day Bolivia. Collapse of the seventeenth century mining led to widespread bankruptcy among the miners and hacienda owners; however, in the latter half of the seventeenth century silver mining began to recover in Nueva España.

The peasant uprisings of 1810 to 1821 were disastrous to the Mexican mining industry with both the insurgents’ soldiers and royalist troops all but destroying the mining production in Mexico, and the Guanajuato mining district was not spared during this period.

It is evident that historical production has occurred in the Guanajuato mining district since pre-colonial times and early production records from the Spanish colonial period probably exist in the Archive of the Indies (Archivo des Indies), in Seville, Spain, in the records of the Viceroyalty of Mexico or in the records for Nueva España. However, Micon does not have access to any historical records of the actual silver and gold production from the Guanajuato mining district.

In 2006, before Endeavour Silver took control, the previous operator Minas de la Luz produced 255,766 oz silver and 3,349 oz gold from 76,532 tonnes of ore grading 128 g/t silver and 1.62 g/t gold from the Bolañitos, Cebada and Golondrinas mines. The Bolañitos plant operated at about 43% of its capacity. Endeavour Silver has made a number of improvements and efficiencies which have increased the throughput of the plant.

In 2012, the Bolañitos plant produced 1,800,759 oz of silver and 27,528 oz of gold from 434,613 tonnes of ore grading 151 g/t silver and 2.25 g/t gold. Silver and gold recoveries averaged 85.1 and 87.4%, respectively. Recent production statistics (2006 to 2012) are summarized in Table 6.4. Since 2007, Endeavour Silver has continued to increase production at the Bolañitos Project.

Table 6.4
Production Statistics for the Bolañitos Project (Table to be updated to include 2012)

Operator	Year	Tonnes	Grade (g/t)		Production (ounces)
			Gold	Silver	Gold	Silver
Minas de la Luz	2006	76,532	1.62	128	3,349	255,766
	2007	-	-	-	-	-
Endeavour Silver	2007	58,077	1.50	136	2,152	195,696
	2008	100,312	1.35	170	3,660	465,867
	2009	154,196	2.13	188	8,775	784,974
	2010	194,923	2.40	177	12,914	943,423
	2011	238,797	2.51	183	16,608	1,192,335
	2012	434,613	2.25	151	27,528	1,800,759
Total		822,837	2.12	172	47,458	3,838,061

Table provided by Endeavour Silver Corp.

6.5        RESOURCE AND RESERVE ESTIMATES PRIOR TO DECEMBER, 2010

Historical resource and reserve estimates are not discussed in this report because they have been superseded by CIM compliant estimates.

Prior to this report, five previous resource and reserve estimates for the Bolañitos Project were reported by Endeavour Silver. All of these previous estimates were contained in Technical Reports filed on SEDAR.

The first Technical Report was issued by SRK Consulting (SRK). This Technical Report was entitled “NI 43-101 Technical Report for the Guanajuato Mines Project, Guanajuato State, Mexico” and dated March, 2008.

The remaining four reports wre prepared by Micon. All are entitled “NI 43-101 Technical Reprot, Audit of the Resource and Reserve Estimats for the Guanajuato Mines Project, Guanajuatoo State, Mexico” and were dated March 18, 2009, March 15, 2010, March 15, 2011 and March 30, 2012.

Since the last resource and reserve estimate was completed in March, 2012, Endeavour Silver has conducted further diamond drilling and underground development and has generated new resources within the Bolañitos Project. Micon has audited the new resource estimate prepared by Endeavour Silver for those areas which lie beyond the limits of the current mining operations. Micon has independently estimated the resources and reserves within the boundaries of the mining operations. The discussions related to the new estimates are located in Sections 14 and 15 of this report.

7.0        GEOLOGICAL SETTING AND MINERALIZATION

The following description of the geological setting of the Bolañitos Property has been copied from the March, 2009, 2010 and 2011 Micon reports, and was originally excerpted and edited from the March, 2008, SRK Technical Report.

7.1        REGIONAL GEOLOGY

The mining district of Guanajuato is located on the southern and eastern flanks of the Sierra Madre Occidental geological province, a north-northwesterly trending linear volcanic belt of Tertiary age. It is approximately 1,200 km long and 200 to 300 km in width. The project area is located in the southern portion of the Sierra de Guanajuato, an anticlinal structure about 100 km long and 20 km wide. The Guanajuato district is located on the northeast side of this structure where the typical primary bedding textures dip 10° to 20° to the north-northeast.

7.1.1     Stratigraphy

The stratigraphy of the Guanajuato mining district can be divided into a Mesozoic basement (Chiodi et al, 1988; Dávila and Martinez, 1987; Martinez-Reyes, 1992) and overlying Cenozoic units, as shown in Figures 7.1 and 7.2. The lower Mesozoic lithological units are the Esperanza and La Luz Formations which are composed of rocks of marine origin, weakly to moderately metamorphosed and intensely deformed by shortening. These rocks are unconformably overlain by the Tertiary Conglomerado Rojo de Guanajuato, and the Loseros, Bufa, Calderones, Cedros and Chichíndaro Formations. The Tertiary rocks consist of continental sediments and sedimentary rocks, which generally occupy lower topographical zones, and subaerial volcanic rocks, which are principally exposed in the ranges and higher plateaus. The rocks of the Cenozoic cover have experienced only extensional deformation and in some places are gently tilted. Tertiary-aged rocks correspond to a period of tectonism accompanied by volcanism and intrusive magmatic activity.

7.1.1.1  Esperanza Formation (Middle to Upper Triassic)

The oldest rocks in the area comprise the Esperanza Formation made up of carbonaceous and calcareous shale interbedded with arenite, limestone, and andesitic to basaltic lava flows, all weakly metamorphosed to phyllites, slates and marble. The thickness of this unit exceeds 600 m though the true thickness in unknown. It is middle to upper Triassic in age. Pervasive propylitic alteration is common.

Figure 7.1
Regional Geology of the Guanajuato Mining District

Figure 7.2
Stratigraphic Column for the Guanajuato Mining District
(From the Geological – Mining Monograph for Guanajuato State, COREMI)

7.1.1.2  La Luz Formation (Upper Triassic to lower Jurassic)

The La Luz Formation which overlies the Esperanza consists primarily of interbedded clastic sedimentary rocks and tholeiitic massive and pillow basalts that are dated at 108.4 ±2 Ma. Locally, rhyolite tuffs and agglomerates are present, and some volcanogenic massive sulphide occurrences have been noted. A minimum thickness of at least 1,000 m is recognized, but the true thickness is unknown due to deformation and sub-greenschist metamorphism. Included with the La Luz Formation are the La Palma diorite and La Pelon tonalite. These form the upper part of the Guanajuato arc. Pervasive propylitic alteration is common.

7.1.1.3  Guanajuato Formation (Paleocene to Eocene)

The red Guanajuato conglomerate lies unconformably over the Esperanza and less frequently on the La Luz andesite (Edwards, 1955). The conglomerate consists of pebbles to boulders of quartz, limestone, granite and andesite belonging to older rock units cemented by a clay matrix. It also contains some interlayers of sandstone. At its base, there are beds of volcanic arenites and andesitic lavas. The Guanajuato conglomerate has been estimated to be 1,500 m thick. Vertebrate paleontology and andesitic lavas (49 Ma, Aranda-Gómez and McDowell, 1998), contemporaneous with the conglomerates, indicate that the unit is Eocene to Oligocene in age.

7.1.1.4  Loseros Tuff (Cenozoic)

This overlying mid-Tertiary volcanic sequence is interpreted to be within and adjacent to a caldera. The Loseros tuff is a well-bedded, green to cream-red volcanic arenite from 10 m to 52 m thick. It is interpreted to be a surge deposit at the base of the Cubo caldera filling and Oligocene in age.

7.1.1.5  Bufa Rhyolite (Cenozoic)

The Bufa rhyolite is a felsic ignimbrite ash-flow tuff that is approximately 360 m thick and lies above a sharp to gradational contact. It is a sanidine-bearing rhyolite-ignimbrite with biotite as a mafic phase, and is often massive, but locally bedded. Owing to moderate welding and extensive and pervasive silicification, it is a hard rock that forms prominent cliffs east of the city of Guanajuato. It occasionally contains large lithic clasts of various types, many of which were derived from the pre-volcanic basement. At El Cubo, it has three mappable units: a lower breccia overlain by a dense, red rhyolite porphyry, in turn overlain by a massive to bedded ignimbrite. The Bufa rhyolite has been dated using the K-Ar dating technique to be 37 ±3 Ma, placing it in the middle Oligocene.

7.1.1.6  Calderones Formation (Cenozoic)

The Calderones Formation contains a wide variety of volcanic rocks. These include low- to medium-grade ignimbrites, deposits of pyroclastic flows, pyroclastic surge layers related to phreato-magmatic activity, airfall ash-rich tuffs, minor Plinian pumice layers, lahars, debris flows, reworked tuffaceous layers deposited in water, tuff-breccias and mega-breccias. Ubiquitous and characteristic chlorite alteration imparts a green to greenish blue colour to almost all outcrops of the Calderones. Propylitic alteration adjacent to veins and dikes is of local importance in many outcrops.

The Calderones Formation overlies the Bufa with a contact at El Cubo marked by a mega-breccia composed of large (often 5 to 10 m) fragments of the Esperanza, La Luz or Guanajuato Formations. The Calderones Formation, which exceeds 300 m in thickness at El Cubo, is the upper caldera-filling unit above the surge deposit and the Bufa ignimbrites.

7.1.1.7  Cedros Andesite (Cenozoic)

The Calderones Formation passes upward into the Cedros andesite, which is a package of lava flows and associated tuffs of andesitic to possibly basaltic composition. The Cedros andesite is made up of grey to black andesite lava flows, in places with interbeds of pyroclastic materials. The total thickness varies from 100 to 640 m.

7.1.1.8  Chichindaro Rhyolite (Cenozoic)

This is the youngest volcanic unit in the Guanajuato mining district. It forms large domes and lava flows, along with associated ignimbrites and volcanic breccias. In places, the rhyolite domes contain disseminated tin and vapour-phase cavity-filling topaz distributed along the flow foliation. Three K-Ar ages have been obtained from this formation (Gross, 1975; Nieto- Samaniego et al, 1996) of 32 ±1 Ma, 30.8 ±0.8 Ma and 30.1 ±0.8 Ma.

7.1.1.9  Comanja Granite (Cenozoic)

The Comanja granite is an important unit of batholithic size, apparently emplaced along the axis of the Sierra de Guanajuato. Its age is Eocene and it has been radiometrically dated at 53 ±3 Ma and 51 ±1 Ma by K-Ar in biotite (Zimmermann et al, 1990). This defines the youngest age for the Bufa formation, the youngest unit cut by the granite.

The volcanic activity that produced the bulk of the upper volcanic group had stopped by the late Oligocene, although there was some eruptive activity as recently as 23 Ma (early Miocene). The Sierra Madre Occidental belt appears to have been uplifted as the result of the combination of basin and range tectonics and the opening of the Sea of Cortez. Post volcanism, there was a period during which peneplanation took place, with uplift beginning probably toward the end of the Miocene with the onset of block faulting that resulted in the present geomorphology of the belt.

7.1.2     Structure

The structural setting of the Guanajuato district was briefly described in the March, 2008, Technical Report by SRK. The following description of the structural setting has been excerpted from that report.

“Randall et al (1994) originally proposed a caldera structure for the Guanajuato Mining district, citing the presence of a megabreccia in the Calderones Formation and the distribution of the Oligocene volcanic formations described above. The hypothesis states that the caldera collapse occurred in at least two stages and the collapse was a trap-door type. The presence of a peripheral three-quarter ring of rhyolite domes intruding along bounding faults, the location of the Oligocene volcanic formations ponded within this ring, megabreccia and topographic rim, all contribute evidence to support this hypothesis.

Subsequent normal faulting combined with hydrothermal activity around 27 Ma (Buchanan, 1980) resulted in many of the silver-gold deposits found in the district. There are four principal orientations of normal faults: northwest, north-south, east-west and northeast, but the economic mineralization is generally related to the north and northwesterly trending structures. Within the Guanajuato Mining district there are three major mineralized fault systems, the La Luz, Sierra, and the Vein Madre systems. Vein Madre is a north-northwest trending fault system and the largest at 25 km long.”

In March, 2008, Tony Starling of Telluris Consulting Ltd. (Telluris Consulting) made a 7 day field visit to the Guanajuato mines and deposits on behalf of Endeavour Silver. The emphasis of this visit was placed on the La Luz and Cebada mine areas. The aim of this structural study was to provide a detailed appraisal of the control of mineralization in the Guanajuato group of deposits to generate a model that could be applied to near-mine exploration.

The preliminary conclusions of this structural geology study are summarized as follows:

  Pre-mineralization deformation occurred during the Laramide orogeny (~80-40 Ma) with two main phases; northeast-southwest to east-northeast-west-northwest compression followed by a swing to north-northeast directed compression. This resulted in pre-mineral folds and thrusts in the Esperanza Formation at the Cebada Mine trending west-northwest.

  Early post-Laramide extension (~30 Ma) was oriented north-south to north-northeast and controlled many vein deposits in the region (e.g. Fresnillo, Zacatecas, La Guitarra). Guanajuato appears to lie on a north-northwest-trending terrane boundary which was reactivated as a sinistral transtensional fault zone during early stage intermediate-sulphidation style mineralization.

  Regional extension then rotated abruptly to the east-northeast-west-northwest (~28 Ma), resulting in early stage basin and range deformation and block faulting at Guanajuato. The second stage of mineralization occurred at Guanajuato during this event and resulted in tilting of the sequence to the northeast along north-northwest- trending listric (?) fault zones such as the Vein Madre.

  Following mineralization, east-northeast extension continued to around 12 Ma when it began to rotate to the northwest (under the influence of the San Andreas system) and, at the present day, probably is oriented north-south due to subduction along the Trans-Mexico Volcanic Belt (post-mineralization graben formation).

  Regionally the two extensional events active around the time of mineralization appear to have resulted in two phases of mineralization (30-27 Ma?) at Guanajuato, a phenomenon which has been seen in other important epithermal vein districts in the Altiplano such as Zacatecas-El Orito and San Sebastian-Don Sergio.

  Along the Vein Madre system, ore shoots were controlled during early-stage mineralization by anti-clockwise strike-swings along the main structure and at intersections with west-northwest and northeast fault zones (<2,100 m?). These tended to generate relatively steep ore shoots plunging to the south along the Vein Madre.

  During the second phase, early basin and range deformation, the listric block faulting and tilting accompanying mineralization reactivated parts of the Vein Madre and developed new systems such as La Luz (>2,000 m?). The veins at La Luz appear to have formed as extensional arrays between reactivated west-northwest fault zones acting as dextral transtensional structures.

  The second phase vein systems tend to have formed sub-horizontal ore zones either reflecting fluid mixing zones or structural controls due to changes in dip of the fault surface. The overprint of two events means that, in some deposits, ore shoots have more than one orientation and that there are vertical gaps in ore grade.

  With the protracted tectonic evolution at Guanajuato, there appears to have operated structural and hydrothermal telescoping along with pinching of ore shoots due to changes in dip and/or strike. There is potential to find extensions to mineralization below barren horizons and high-level orebodies that are blind to surface.

7.2        PROJECT GEOLOGY

The most important mineralization in the Guanajuato mining district consists of epithermal silver-gold veins formed 27.4 ±0.4 Ma (Buchanan, 1975). Mining of these veins has occurred for more than 450 years and is estimated to have produced more than 130 t of gold and 30,000 t of silver.

Most of the production has been extracted from three principal vein systems on normal faults, the La Luz, Vein Madre and La Sierra, which are illustrated in Figures 7.3 and 7.4. Economic concentrations of precious metals are present in isolated packets (known as bonanzas, or “spikes”) distributed vertically and laterally between non-mineralized segments of the veins. There is a vertical mineralogical zonation within these veins. The upper-levels are acanthite + adularia + pyrite + electrum + calcite + quartz and the lower-levels are chalcopyrite + galena + sphalerite + adularia + quartz + acanthite. The Vein Madre has been the most productive vein and it is by far the most continuous, having been traced on the surface for approximately 20 km. The vein dips from 35° to 55º to the southwest and it has measured displacements of around 1,200 m near the Las Torres mine and 1,700 m near the La Valenciana mine. Most of the other productive veins in the district strike parallel to the Vein Madre.

Figure 7.5 is a surface map showing the veins and concession boundaries for the Bolañitos and Golondrinas mines.

Figure 7.3
Sketch Models for the Mineralization Controls during Second Stage Mineralization at Guanajuato

In addition to the epithermal veins near Guanajuato, small deposits of stratabound massive sulphides have been reported in the Mesozoic volcano-sedimentary association (Los Mexicanos). Similarly, there is gold mineralization in the Comanja granite, and in its contact aureole small tungsten deposits have been found. In the Tertiary volcanic rocks, principally in the topaz rhyolites, there are small tin prospects.

Figure 7.4
Simplified Geological Map of the Guanajuato Mining District Illustrating the Major Veins

Arperos
Luz
VETA LA LUZ
VETA MADRE
Santa Rosa
Monte de San Nicholas
VETA LA SIERRA
Bajio Fault
La Aldana Fault
VETA AMPARO
Guanajuato
El Cubo
VETA EL CUBO
N
0
5 km
Scale
LEGEND
Quaternary
Tertiary Paleocene
Cretaceous
Alluvium
Mafic intrusives and flows
Calcalkaline volcanic sequence
Continental sedimentary rocks
Comanja granite
Felsic and mafic intrusives
Metamorphosed volcano-sedimentary sequence
Endeavour concession
Veins

Figure adapted from the March, 2008 SRK Report.

Figure 7.5
Surface Map Indicating the Location of the Veins and Mineral Concession Boundaries for the Bolañitos –
Golondrinas (El Puertecito Area) Mines in the La Luz District, Guanajuato

256000-E
258000-E
260000-E
2332000-N
2330000-N
2328000-N
2326000-N
N
AREA BOLAÑITOS
AREA LA LUZ
AREA EL PUERTECITO
TIRO ASUNCIÓN
LA LUZ
TIRO SANTA ROSA
TIRO SAN LUIS
LANA VEIN
SAN JOSE VEIN
DANIELA VEIN
LA JOYA VEIN
LUCERO RAMP
BOLAÑITOS VEIN
KARINA VEIN
LUCERO VEIN
PANTEON
SOC. GOLONDRINAS
SAN PEDRO GILMONENE
PRESA CORRALES
Soc. aventurero de San Cayetano de la ovejera
GUANAJUATO
SURFACE MAP
ENDEAVOUR SILVER

Figure provided by Endeavour Silver Corp. Figure dated December, 2012

Endeavour Silver currently has four mines in operation at the Bolañitos Project. These are the Cebada mine, exploiting the Vein Madre, and the Bolañitos, Asuncion and Lucero mines which exploit various north-northwest striking veins in the La Luz vein system shown in Figure 7.3. There are a number of other mines not currently in operation, such as the San Roman mine in the La Luz system, which is contained within Endeavour Silver’s land concessions.

7.3        MINERALIZATION

The following description of the mineralization of the Guanajuato property has been copied from the March, 2009, 2010, 2011 and 2012 Micon reports, and was originally excerpted and edited from the March, 2008, SRK Technical Report.

Mineralized veins on the Bolañitos Project consist of the classic banded and brecciated epithermal variety. Silver occurs primarily in dark sulphide-rich bands within the veins, with little mineralization within the wall-rocks. The major metallic minerals reported include pyrite, argentite, electrum and ruby silver, as well as some galena and sphalerite, generally deeper in the veins. The mineralization is generally associated with the phyllic (sericite) and silicification alteration which forms haloes around the mineralizing structure.

The textures are attributed to the brittle fracturing-healing cycle of the fault-hosted veins during and/or after faulting. There are examples of both syn- and post-kinematic mineralized veining within Endeavour Silver’s concessions. All of the mineralized structures within Endeavour Silver’s concessions are hosted within the Esperanza and La Luz formations

7.3.1     Vein Madre

The Vein Madre is the main mineralized structure in the Guanajuato mining district. The vein typically strikes about 310° to 345° and dips 50° to 70° to the west. It can be traced for more than 20 km in a shear zone which can be over 200 m thick. It contains five major mines, all of which are in operation, or currently being explored. Most of the major mineralization is concentrated near the footwall of the fault. The vein commonly displays brecciated and comb-type banded textures, with strong areas of sericitic and occasionally potassic alteration. The Cebada mine is Endeavour Silver’s only mine on this system and is located at the northern limit of known economic grade mineralization.

A detailed petrographic study of fluid inclusion and gangue mineral textures conducted on deposits in the Vein Madre system indicated systematic trends in the types of fluid inclusions present and the gangue mineral type and texture (i.e. type of silica, presence or absence of bladed calcite) and ore grades (Moncada et al., 2008). The study indicated that areas of the Vein Madre that have high precious metals grades are associated with areas with liquid-rich and vapour-rich inclusions that provide evidence for boiling. Areas with high silver and gold grades are also associated with bladed calcite which is characteristic of boiling hydrothermal fluids. Areas of most intense boiling are associated with both bladed calcite and silica pseudomorphs after bladed calcite. These observations were incorporated into a geographical information platform to define potential geospatial correlations between the fluid inclusion characteristics, the gangue mineral textures and ore grades. These results may possibly be used to predict ore grades based on petrographic observations of fluid inclusion and mineral textures and provide a relatively simple and rapid tool for evaluating veins along unexplored portions of the Vein Madre and in other epithermal silver systems. Importantly, evidence of boiling in the deepest levels of the Vein Madre suggests that additional silver ± gold resources are likely to occur at depths below the deepest levels of current mining activity.

7.3.2     La Luz Veins

The mineral zones of the La Luz vein system are spread over a zone some 8 km wide and include the more significant veins of La Luz, Bolañitos and Los Reyes, as well as countless other parallel striking veins, many of which have been exploited. They generally strike 315° to 360° and dip steeply to the east or the west. In contrast to Vein Madre, individual veins are less extensive and generally no more than 1.5 km in strike length, although the La Luz vein itself is much longer, and the associated structures are much less pronounced than the Vein Madre fault.

There are two mines that Endeavour Silver operates on the La Luz vein system. These are the Bolañitos and Lucero mines. Mina Golondrinas, which is now closed, exploited two principal veins, the Los Reyes and Canarios, and a few minor veins that have been worked on. The two principal veins strike northwest and dip steeply to the southwest. The attitudes of the smaller veins are similar to the two major veins; however, in the southeast part of the mine the veins dip in the opposite direction. The Mina Bolañitos exploits the Bolañitos, San José and Soledad veins which strike north-northwest and dip either to the west or east. Soledad is the only vein to dip west. The San José vein splays off the Bolañitos vein in the southern part of the mine.

In 2008, surface diamond drilling by Endeavour Silver discovered the Lucero vein, in the footwall of the San José vein (Figure 7.6). The Lucero vein generally strikes northwest, subparallel to the San José vein, but dips moderately to the west, opposite to the dip of the San José vein. The Lucero vein is located only 35 m from the San José vein. By the end of December, 2008, Endeavour Silver’s development crews had already advanced approximately 100 m and the vein was still open to the northwest and southeast. For this distance, the average grade of the vein was 410 g/t silver and 3.0 g/t gold over a true width of 2.3 m. The Lucero vein has been in full production since 2010 and has been extended in strike length.

In 2009, surface diamond drilling by Endeavour Silver discovered the Karina vein, a new subparallel vein approximately 100 m in the footwall of the Lucero vein.

In 2010, surface diamond drilling by Endeavour Silver discovered two more veins, Fernanda and Daniela, in the footwall of the Lucero and Karina veins.

In 2011, surface diamond drilling by Endeavour Silver discovered the Lana vein, another new vein subparallel to and in the hanging wall of the Daniela vein. This vein also occurs in the hanging wall of the La Joya vein, another previously known vein in the La Luz area.

Figure 7.6
Lucero Vein in the Bolañitos Mine

In 2012, the Lana vein was defined more extensively and, in the process, the Fw Lana was discovered. Drilling also delineated the old Plateros vein in the southern part of La Luz vein structure.

Reserves and resources have since been estimated for the Lucero, Karina, Fernanda Daniela Lana, Fw Lana and Plateros veins and new resources on the Lana vein. Further exploration and development will continue on these veins in 2013.

Mina Asunción, located just to the west of Mina Bolañitos, exploits the north-northwest striking, west dipping La Luz vein. Like Golondrinas, larger veins to the west of the Bolañitos-Asunción mine area dip west, and veins in the east dip to the east.

All known veins in the La Luz area, including the newly discovered Lucero, Karina, Fernanda, Daniela and Lana vein, are depicted in the schematic cross-section shown in Figure 7.7.

7.3.3     Mineralogical Studies

In 2010, Endeavour Silver contracted Lucas Ochoa Landín, Ph.D., to conduct a mineralogic study on several samples of diamond drill core submitted for the Lucero and Karina veins of the La Luz vein system.

The samples submitted were primarily quartz veins with similar gangue and sulphide mineralogy. The veins are typically comprised of fine-grained banded white quartz vein with late-stage veinlets of calcite. Fragments of argillized wallrock are common. Neither sericite nor adularia was reported for any of the samples studied.

Figure 7.7
Schematic Cross-Section Showing all Known Veins in the La Luz Sub-District

Silver mineralization occurs as disseminations and fine bands of silver sulphosalts mainly accompanied by pyrite and minor sphalerite and chalcopyrite. Silver minerals identified include acanthite-argentite, tenanite-tetrahedrite, pyrargyrite and rare native silver. Sulphides occur mainly as irregular crystals generally <1.0 mm in size, and in most cases <0.2 mm. Enargite (?) was reportedly observed in some samples but this is inconsistent with the low-sulphidation epithermal environment and is probably some other silver sulphosalt. No visible gold was observed in the samples submitted for mineralogic study.

Mineralization is interpreted to correspond to a low sulphidation epithermal system that formed at temperatures between 220º to 280º C and at depths between 300 to 800 m.

One sample of green-coloured altered wallrock adjacent to the Lucero vein was also submitted for mineralogic study. This sample was described in hand specimen as being a strongly silicified volcanic andesite with quartz-pyrite veinlets and late cross-cutting calcite veinlets. The pervasive green colour was attributed to the presence of epidote. In thin section, the rock displayed a distinct trachytic texture with euhedral-subhedral crystals of plagioclase (80%) between 0.2 and 0.5 mm in length. Phenocrysts of possible pyroxene, now altered to chlorite and calcite, were also observed. The texture and composition of the rock correspond to an andesite flow and the strong pervasive epidotization is probably related to regional propylitization.

7.3.4     Fluid Inclusion Studies

In 2012, reports were prepared on fluid inclusion studies completed for various veins sampled in the La Luz and Cebada mine areas (Moncada and Bodnar, 2012a and 2012b). Samples were collected during visits to Guanajuato in January 2010 and May 2011.

The reports summarized the results of a petrographic examination of samples collected, including a description of the mineral textures and fluid inclusion types observed, and their significance in terms of fluid boiling and correlation with metal contents of the samples.

7.3.4.1  La Luz

A total of 94 samples were collected from underground workings, drill core and surface outcrops for the following veins in the La Luz area: Bolañitos, San José, Lucero, Karina, Daniela and Belén.

Evidence of boiling is often associated with gold and silver mineralization in epithermal systems, and the presence of abundant features indicating boiling suggests a high probability for precious metal resources in this area. The feature that most closely correlates with silver is assemblages containing only vapour-rich fluid inclusions, which indicates flashing (intense boiling) of the fluids (Fig. 7.8). The boiling feature that correlates most closely with gold is the mineral adularia (potassium feldspar). Importantly, boiling below the deepest levels explored in the La Luz area is likely, thus increasing the probability of additional resources at depth.

Figure 7.8
Photomicrograph Showing Quartz*

In general, samples collected from underground workings, drill holes and surface outcrops in the La Luz area showed a wide variety of silica and calcite textures and fluid inclusion types that were produced by boiling hydrothermal fluids (Fig. 7.9).

Figure 7.9
Schematic Cross-Section of the Different Veins in the La Luz Area*

7.3.4.2  Cebada

A total of 132 samples collected from underground workings, drill holes and surface outcrops in the Cebada area also show the same fluid inclusion types produced by boiling hydrothermal fluids as seen at La Luz. A wide variety of silica and calcite textures produced by boiling hydrothermal fluids were observed (Fig. 7.10). These textures were were also seen at La Luz.

Figure 7.10
Photomicrographs of Silica (Quartz) Textures Indicative of Boiling Observed in Samples from Cebada*

Evidence of boiling is often associated with gold and silver mineralization in epithermal systems, and the presence of abundant features indicating boiling suggests a high probability for precious metal resources in this area. Importantly, boiling below the deepest levels explored in the Cebada mine is likely, thus increasing the probability of additional resources at depth. Samples located to the north of the Cebada mine in drill core show evidence of boiling. However, the absence of economic precious metal grades may indicate that the boiling horizon in that area has not yet been reached and is below the deepest levels explored. Samples from depth show evidence of liquid-rich inclusions with trapped illite crystals. This type of fluid inclusion has been found to be associated with high silver grades at other locations on the Veta Madre.

8.0        DEPOSIT TYPES

The Guanajuato silver-gold district comprises classic, high grade silver-gold, epithermal vein deposits, characterized by low sulphidation mineralization and adularia-sericite alteration. The Guanajuato veins are typical of most other epithermal silver-gold vein deposits in Mexico in that they are primarily hosted in either a volcanic series of andesite flows, pyroclastics and epiclastics or sedimentary sequences of mainly shale and their metamorphic counterparts.

Low-sulphidation epithermal veins in Mexico typically have a well-defined, subhorizontal ore horizon about 300 m to 500 m in vertical extent where the bonanza grade ore shoots have been deposited due to boiling of the hydrothermal fluids. Neither the top nor the bottom of the mineralized horizons at the Bolañitos Project has yet been established precisely. However, drilling at Cebada suggests that the top of the boiling zone is just below surface, since mineralization is spotty on surface above the deposit. The bottom is not currently known. In La Luz, veins with weak mineralization have been observed on surface. In summary, the drilling to date suggests a vertical extent of mineralization around 250 m to 300 m in the La Luz system.

Low-sulphidation deposits are formed by the circulation of hydrothermal solutions that are near neutral in pH, resulting in very little acidic alteration with the host rock units. The characteristic alteration assemblages include illite, sericite and adularia that are typically hosted by either the veins themselves or in the vein wall rocks. The hydrothermal fluid can either travel along discrete fractures where it may create vein deposits or it can travel through permeable lithology such as a poorly welded ignimbrite flow, where it may deposit its load of precious metals in a disseminated deposit. In general terms, this style of mineralization is found at some distance from the heat source. Figure 8.1 illustrates the spatial distribution of the alteration and veining found in a hypothetical low-sulphidation hydrothermal system.

8.1        MICON COMMENTS

Micon has conducted a number of discussions with Endeavour Silver personnel during its site visits to the Bolañitos Project and notes that the exploration programs are planned and executed on the basis of the deposit models discussed above.

Figure 8.1
Alteration and Mineral Distributions within a Low Sulphidation Epithermal Vein System

QUARTZ TEXTURES
Chalcedony Superzone
Carbonate Zone
Bladed Zone
Massive Chalcedony Zone
Crustiform - Colloform Superzone
Upper Zone
Chalcedony > Cystalline
Lower Zone
Cystalline > Chalcedony
Cystalline Superzone
Comb. Quartz Coarse Sulfides Calcite
Increasing Complexity of Mineralized Structures
Hypogene oxides
Lattice Texture
Breccia Environment-May contain fragments from "Bonanza" Zone
Metals Precipitating from Boiling Fluid
Local to Widespread Breccias
0 50 100 200 Meters
Epithermal Veins - (Deep Heat Source)
Chloride Spring
Sinter Mound
Steam
Sinter
Paleosurface
Silicification "Silica Cap"
Metres below Paleosurface
Stockwork Ores
Precious Metal Horizon
Andesite
Base Metal Horizon Pb, Zn, Cu, Ag ± Au
Propylitic Alteration
Qtz -K- Spar- Ser
"Bonanza" deposits 200 to 800 m below paleosurface
Boiling Point
Bubble Point (1 st Boil)
GEOCHEMISTRY
Hg
Sb
As
Au
Ag
Cu
Pb
Zn
0
100
200
300
400
500
600
700
800
900

Figure adapted from Berger & Eimon (1983), Buchanan (1981), Corbett & Leach (1996) and Hollister (1985) and others. Figure dated December, 2012.

9.0        EXPLORATION

9.1        2012 UNDERGROUND EXPLORATION

In 2012, Endeavour Silver continued with its underground exploration diamond drilling program at the Cebada mine. In addition, other targets were identified and drilled successfully at the Bolañitos and Asuncion mines. The program led to the discovery of significant new resources, as discussed under Section 10.

9.2        2012 SURFACE EXPLORATION

In 2012, surface exploration activities continued at the Bolañitos Project. Exploration activities mainly involved surface diamond drilling, geological mapping, and rock chip and soil geochemical sampling.

9.2.1     Expenditures

A total of US $4,934,196 (excluding property holding costs) was spent on surface exploration activities at the Bolañitos Project in 2012, as summarized in Table 9.1.

Table 9.1
Summary of the 2012 Expenditures for the Bolañitos Surface Exploration Program (through November)

Name of Concession/Claim/Area	Description	US $
Belén	Assays	35,337
	Consultants	11,491
	Contractors	253
	Diamond Drilling	611,045
	Field	4,897
	Housing	1,400
	Food	4,273
	Geology and Engineering Personnel	39,267
	Reclamation	1,704
	Roads and Drill Pads	63,203
	Salaries (Subtotal)	22,983
	Travel & Lodging	4,994
	Gas	2,406
	Repair & Maintenance	2,900
	Non deductible	2,765
	Subtotal	808,917
Daniela	Assays	54,740
	Consultants	2,358
	Diamond Drilling	670,182
	Field	12,159
	Housing	2,481
	Food	3,409
	Office Supplies & Equipment	2,375
	Geology and Engineering Personnel	71,495
	Reclamation	790
	Roads and Drill Pads	28,867

Name of Concession/Claim/Area	Description	US $
	Salaries (Subtotal)	25,747
	Travel & Lodging	5,791
	Gas	2,505
	Repair & Maintenance	5,158
	Non deductible	1,774
	Subtotal	889,831
La Joya	Assays	105,403
	Consultants	9,096
	Diamond Drilling	1,636,823
	Field	18,635
	Housing	6,475
	Food	4,471
	Office Supplies & Equipment	2,375
	Geology and Engineering Personnel	122,763
	Managment	278
	Reclamation	2,404
	Roads and Drill Pads	53,170
	Salaries (Subtotal)	37,428
	Travel & Lodging	7,836
	Gas	4,850
	Repair & Maintenance	11,201
	Non deductible	3,933
	Subtotal	2,027,140
La Soledad	Assays	762
	Diamond Drilling	56,118
	Food	389
	Geology and Engineering Personnel	3,824
	Reclamation	710
	Roads and Drill Pads	1,308
	Salaries	589
	Travel & Lodging	26
	Expenses Non deductible	15
	Subtotal	63,742
	Assays	56,120
La Luz	Consultants	6,240
	Diamond Drilling	1,170,561
	Field	13,430
	Housing	3,334
	Food	3,484
	Office Supplies & Equipment	668
	Geology and Engineering Personnel	83,212
	Reclamation	2,714
	Roads and Drill Pads	28,733
	Salaries	31,429
	Travel & Lodging	5,097
	Gas	3,929
	Repair & Maintenance	5,395
	Expenses Non deductible	2,452
	Subtotal	1,416,798

	Grand Total	5,206,428

Table supplied by Endeavour Silver Corp.

9.2.2     Drilling

During 2012, Endeavour Silver completed 39,223.1 m of drilling in 106 surface diamond drill holes at the Bolañitos Project. A total of 6,570 samples were collected and submitted for assay. Surface exploration drilling undertaken during 2012 is summarized in Table 9.2.

Table 9.2
Bolañitos Mine Surface Exploration Drilling Activities in 2012

Project Area	Number of Holes	Total Metres	Number of Samples Taken
Daniela	22	6,471.00	1,042
La Joya (inc. Lana)	37	14,903.45	2,877
Belén-Ericka	20	5,720.35	1290
La Soledad	1	530.25	32
La Luz-Plateros	26	11,598.05	1,866
Total	106	39,223.10	7,107

Surface diamond drilling was conducted by Layne de Mexico, S.A. de C.V. (Layne), a wholly-owned subsidiary of the USA-based Layne Christensen Company (Layne Christensen). Neither Layne nor Layne Christensen holds an interest in Endeavour Silver and both are independent of the company.

9.2.3     Other Surface Exploration Activities

9.2.3.1  La Luz

During 2012, geochemical rock and soil sampling grid was conducted in the northwest part of the Lana vein area (Figure 9.1).

Data were contoured for geochemical grid samples collected in the northwest area of the Lana Vein. The best geochemical anomalies were defined by silver, gold and arsenic (Figures 9.2 through 9.4).

Figure 9.1
Surface Map showing Geochemical Samples Collected in the Bolañitos Area*

Figure 9.2
Contoured Ag (ppm) Results for Soil Samples Collected in the Northwest Area of the Lana Vein

Figure 9.3
Contoured Au (ppm) Results for Soil Samples Collected in the Northwest Area of the Lana Vein

Figure 9.4
Contoured As (ppm) Results for Soil Samples Collected in the Northwest Area of the Lana Vein

9.2.3.2  La Joya South

In 2012, reconnaissance mapping and sampling continued in the La Joya South area (Figure 9.5).

Figure 9.5
Surface Geological Map of the La Joya South Area

Reconnaissance mapping and sampling focused on the southeast extensions of the La Joya and El Puertecito veins, located on the Irenita and El Puertecito concessions. The Santa Gertrudis vein, occurring in the mineralized zone between these two structures, was also mapped and sampled.

Moving further to the southeast, mapping and sampling of these structures continued into the Juanita and Tajo de Adjuntas concessions. The Pozan, La Loba and San Antonio vein systems were also investigated in the Tajo de Adjuntas, Juanita and southern part of the El Puertecito concession areas.

During 2012, more than 500 rock samples were collected from the La Joya South area and sent for analysis to ALS. Significant assays results are summarized in Table 9.3.

Table 9.3
Significant Assays for Rock Sampling in the La Joya South Area

Sample ID	Location - Vein	Width (m)	Assays
			Au (ppm)	Ag (ppm)
LA11-71	Irenita	0.2	4.86	140
LA11-73	Irenita	1.1	1.74	138
LA11-74	Irenita	0.3	2.42	124
LA11-75	El Sirio	2	1.22	118
LA11-76	El Sirio	0.2	1.15	245
LA11-79	El Sirio	1	0.66	60
LA11-82	Irenita	0.65	0.20	128
LA11-83	Irenita	1.2	1.09	30
LA12-15	Puertecito-LJV	1.25	1.06	161
LA12-16	Puertecito-LJV	0.95	2.72	128
LA12-24	Puertecito-LJV	1.3	0.46	126
LA12-32	Puertecito-LJV	0.85	1.36	24
LA12-39	Puertecito-LJV	0.8	4.48	41
LA12-43	Puertecito-LJV	0.85	4.69	115
LA12-44	Puertecito-LJV	0.85	1.64	121
LA12-55	Puertecito-LJV	1.1	0.77	62
LA12-56	Puertecito-LJV	1.2	0.98	44
LA12-106	Puertecito-LJV	0.20	1.28	19.0
LA12-163	Puertecito-LJV	0.70	1.16	5
LA12-204	Puertecito-LJV	0.70	1.34	27
LA12-224	Puertecito-LJV	0.45	1.02	60
LA12-226	Puertecito-LJV	0.30	3.05	96
LA12-268	Puertecito-LJV	0.30	2.1	35
LA12-271	Puertecito-LJV	0.30	2.1	71
LA12-273	Puertecito-LJV	0.20	1.0	52
LA12-311	Puertecito-LJV	0.50	1.8	26
LA12-400	Puertecito-LJV	1.10	3.4	23
LA12-401	Puertecito-LJV	1.10	10.4	28
LA12-402	Puertecito-LJV	0.65	2.0	28
LA12-460	El Puertecito SAV, DPV	0.25	1.3	54
LA12-505	El Puertecito SAV, DPV	0.20	0.9	52
LA12-507	El Puertecito SAV, DPV	1.25	1.2	205

Sample ID	Location - Vein	Width (m)	Assays
			Au (ppm)	Ag (ppm)
LA12-508	El Puertecito SAV, DPV	0.20	0.7	64
LA12-509	El Puertecito SAV, DPV	0.25	1.0	40
LA12-517	El Puertecito SAV, DPV	0.75	1.5	24
LA12-536	El Puertecito SAV, DPV	1.30	0.2	135
LA12-537	El Puertecito SAV, DPV	1.30	0.2	93
LA12-542	El Puertecito SAV, DPV	0.70	0.8	70

Table supplied by Endeavour Silver Corp.

9.3        MICON COMMENTS

Exploration activities completed during 2012 will enable Endeavour Silver to drill targets with better precision. However, the following must be noted:

Geochemical soil samples are generally representative of the underlying bedrock; therefore the geochemical anomaly established in the northwest area of the Lana vein (Figures 9.2 to 9.4 above) should be considered as a good indication of mineralization. On the other hand, rock chip sampling results should be interpreted with caution as they are not always representative of the sampled outcrop; this is because weathered and heavily jointed portions of the rock exposures are more easily chipped off than the massive unweathered parts culminating in sampling bias.

10.0      DRILLING

10.1     GENERAL DISCUSSION

10.1.1  Underground Drilling Procedures

Drill holes are typically drilled from the hanging wall, perpendicular to and passing through the target structure, into the footwall. The drilling design is to avoid intercepts with angles less than about 35° to the target, and most are between 40° and 90°. Drill holes are typically NQ in size.

On the drill site, the drill set-up is surveyed for azimuth, inclination and collar coordinates, with the drilling subject to daily scrutiny and coordination by Endeavour Silver’s geologists. Then the hole is surveyed using a Reflex multi-shot down-hole survey instrument at 12 m, 30 m and then each 30 m until the end of the hole. The survey data obtained from the drill hole are transferred to the databases.

The full drill core boxes are collected daily and brought to the core storage building where the core is laid out, measured, logged for geotechnical and geological data, and marked for sampling.

The core is cut in half with a diamond bladed saw.

The core storage facilities at the Bolañitos Project are well protected by high level security fences and are under 24-hour surveillance by security personnel.

10.1.2  Underground Logging Procedures

The logging is conducted using an Excel template and then is stored in the databases. Only one person can be adding data to a project’s database at any time.

10.1.3  Surface Drilling Procedures

Drill holes are typically drilled from the hanging wall, perpendicular to and passing through the target structure, into the footwall. No drilling is designed for intercept of angles less than about 35° to the target, and most are between 45° and 90°. Drill holes are typically HQ to NQ in size.

On the drill site, the drill set-up is surveyed for azimuth, inclination and collar coordinates, with the drilling subject to daily scrutiny and coordination by Endeavour Silver’s geologists. At or near the targeted drill hole depth, the hole is surveyed using a Reflex multi-shot down-hole survey instrument. Survey measurements are obtained at a depth of approximately 4 m below the end of the drill string and at 30 m to 50 m intervals from the bottom of the hole back up to the collar. The survey data obtained from the drill hole are transferred to a handheld personal digital assistant (PDA), and thence to the Vulcan mine planning software and AutoCAD databases. True thicknesses are estimated from the measured inclination of the drill hole intercept and the interpreted dip of the vein.

The full drill core boxes are collected daily and brought to the core storage building where the core is laid out, measured, logged for geotechnical and geological data, and marked for sampling.

Depending on the competency of the core, it is either cut in half with a diamond bladed saw or split with a pneumatic core splitter.

10.1.4  Surface Core Logging Procedures

In 2012, Endeavour Silver continued using its drill hole data collection and data management system for its exploration projects.

A configuration set-up by Century Systems Technologies Inc. (Century) was selected for this purpose (Figure 10.1). Century was chosen because it directly interfaces with other software, like Vulcan, MapInfo and ArcGIS. The configuration selected was as follows:

  DHLogger for drill hole data collection, management and reporting, which runs on a Windows XP or Vista computer.

  DHLite for drill hole data collection, which runs on a handheld Windows mobile computer. Fusion Client is used to move data back and forth between the local computer and the server(s).

Figure 10.1
Century’s Configuration for Drill Hole Data Collection for the Bolañitos Project

In 2008, Endeavour Silver established logging codes and other database organization protocols and implemented the Century data collection and data management system at the Bolañitos properties.

Each project is captured into a DHLogger stand-alone database. The database comes in two files that can be easily copied to the office for backup and sharing of the data.

Only one person can be adding data to a Project’s database at a given time in DHLogger but many people can be logging drill holes on DHLite at the same time.

The data are captured at the project or in the office and the database files can be posted to a secure area in the office for others to copy to their computers and view.

10.2      2012 DRILLING PROGRAM AND RESULTS

10.2.1  2012 Underground Program

In 2012, underground exploration drilling at Bolañitos focused on exploring the Cebada, Bolañitos and Asuncion areas.. A total of 16,521m were drilled spanning 97 drill holes. A total of 6,848 samples were collected and submitted for assay. Underground exploration drilling undertaken since January, 2012 is summarized in Tables 10.1 to 10.3

Table 10.1
2012 Underground Exploration Drilling Activities at the Bolañitos Mine

Month	Number of Drill Holes	Metres	Number of Samples
January	0	0	0
February	0	84	0
March	8	1,299	109
April	8	1,161	438
May	3	609	314
June	7	1,519	147
July	7	992	600
August	7	1,152.5	365
September	3	555	296
October	0	0	54
November	2	702.00	0
December	3	625.5	429
Total	48	8,699	2,752

Table 10.2
2012 Underground Exploration Drilling Activities at the Cebada Mine

Month	Number of Drill Holes	Metres	Number of Samples
January	7	1,031.5
February	5	1,042.5	203
March	3	703	845
April	9	1,388	687
May	6	1,063	692
June	0		536
July	0
August	0
September	0
October	0
November	0
December	0
Total	30	5,228	2,963

Table 10.3
2012 Underground Exploration Drilling Activities at the Asuncion Mine

Month	Number of Drill Holes	Metres	Number of Samples
January
February
March
April
May
June
July
August
September	3	483
October	14	1,882.5	575
November	2	228	348
December			210
Total	19	2,593.50	1,133

10.2.1.1 Cebada Underground Diamond Drilling Program

In January 2012, underground diamond drilling began in the Cebada mine. One drill rig provided by Boart Longyear was used for the underground program. When the program terminated in May, a total of 5,228 m in 30 holes had been completed.

Table 10.4 summarizes the details for the 2012 underground drilling program at the Cebada mine.

Table 10.4
Summary of the 2012 Underground Exploration Drill Holes at the Cebada Mine

Vein	Number Holes	Hole Numbers	Metres Drilled	Total Samples
Veta Madre	30	CU12-72 a CU12-101	5,228	2,963
Total Cebada	30		5,228	2,963

Table provided by Endeavour Silver Corp.

A total of 1,092 samples were collected from the drilling at the Cebada mine. Table 10.5 summarizes the results of this drilling. A longitudinal section depicting the intersection points for the 2012 underground diamond drilling for Vein Madre vein are shown in Figure 10.2.

Table 10.5
Summary of the Cebada Mine Underground Exploration Drill Hole Results for 2012

Drill Hole		Mineralized Intersection (m)			Assays Results (g/t)
		From	To	Core Length	Gold	Silver
CU-72		71.95	73.65	1.70	0.86	139
		77.05	78.05	1.00	0.14	95
CU-73		NO SIGNIFICANT VALUES
CU-74		119.85	123.95	4.10	0.18	84
	Including	119.85	121.75	1.90	0.29	127
	Including	123.10	123.95	0.85	0.1	74
CU-75		NO SIGNIFICANT VALUES
CU-76		NO SIGNIFICANT VALUES
CU-77		141.15	141.70	0.55	0.07	68
CU-78		111.90	113.05	1.15	<0.05	85
CU-79		119.50	121.00	1.50	0.17	64
		137.90	139.20	1.30	1.08	12
		152.60	158.45	5.85	0.59	9
CU-80		135.30	136.50	1.20	0.76	20
CU-81		210.60	214.30	3.70	0.42	102
	Including	210.60	212.80	2.20	0.46	120
CU-82		NO SIGNIFICANT VALUES
CU-83		182.10	187.40	5.30	1.15	3
	Including	183.10	183.95	0.85	1.97	3
	Including	185.55	186.45	0.90	2.72	3
CU-84		196.85	197.65	0.80	0.42	84
CU-85		NO SIGNIFICANT VALUES
CU-86		NO SIGNIFICANT VALUES
CU-87		NO SIGNIFICANT VALUES
CU-88		105.75	106.85	1.10	0.2	59
CU-89		110.05	113.35	3.30	1.01	265
CU-90		NO SIGNIFICANT VALUES
CU-91		111.85	112.90	1.05	0.26	126
CU-92		85.90	91.70	5.80	3.62	972
	Including	85.90	91.05	5.15	4.05	1084
CU-93		96.60	97.10	0.50	0.38	70
CU-94			NO SIGNIFICANT VALUES

Drill Hole		Mineralized Intersection (m)			Assays Results (g/t)
		From	To	Core Length	Gold	Silver
CU-95		143.55	144.05	0.50	0.35	93
CU-96		94.10	95.45	1.35	0.37	117
		99.35	99.85	0.50	0.45	164
		141.95	143.15	1.20	0.7	259
CU-97		NO SIGNIFICANT VALUES
CU-98		NO SIGNIFICANT VALUES
CU-99		NO SIGNIFICANT VALUES
CU-100		NO SIGNIFICANT VALUES
CU-101		126.65	127.30	0.65	20.4	2950
		131.20	134.25	3.05	0.56	76
	Including	131.20	132.00	0.80	1.27	162
	Including	133.80	134.25	0.45	0.73	174

Table provided by Endeavour Silver Corp.

Figure 10.2
Longitudinal Section of the Vein Madre (Looking Northeast) Depicting the 2012 Underground Diamond Drill Hole Intersection Points

10.2.1.2 Bolañitos Underground Drilling

In February 2012, underground diamond drilling began at Bolañitos. One drill rig provided by Boart Longyear de Mexico S.A de C.V. was used for the underground program. When the program terminated in December, a total of 8,699 m in 48 holes had been completed (Tables 10.6 and 10.7 and Figures 10.3 to 10.7).

Table 10.6
Summary of the 2012 Underground Exploration Drill Holes at the Bolañitos Mine

Vein	Number Holes	Hole Numbers	Metres Drilled	Total Samples
Daniela	5	DAU12-01 a DAU12-05	1,149	251
Fernanda	7	FEU12-01 a FEU12-07	921	248
Karina	9	KAU12-01 a KAU12-09	1,456	467
Lana	9	LAU12-01 a LAU12-09	1,767	405
Lucero	15	LCU12-01 a LCU12-15	2,553	1,007
Lana-La Joya	3	LJU12-01 a LJU12-03	854	374

Total Bolañitos	48		8,699	2,752

Table 10.7
Summary of the Bolañitos Mine Underground Exploration Drill Hole Results for 2012

Drill Hole		Vein	Mineralized Intersection(m)			Assays Results (g/t)
			From	To	Core Length	Gold	Silver
LCU12-01		FW	96.85	98.40	1.55	2.89	106
		Lucero	102.00	104.85	2.85	1.63	141
	Including		103.55	104.85	1.30	2.66	289
KAU12-01		Karina	72.20	76.35	4.15	1.23	112
		FW	84.95	85.90	0.95	3.39	17
		FW	99.40	100.00	0.60	4.99	340
LCU12-02		FW	113.60	114.10	0.50	9.71	184
		FW	135.95	136.90	0.95	1.88	34
		Lucero	153.00	157.30	4.30	2.49	226
	Including		153.00	155.25	2.25	1.92	348
		HW	165.80	167.55	1.75	2.33	106
KAU12-02		Did not intersect Karina Vein
KAU12-03		Karina	53.15	57.10	3.95	1.95	73
	Including		54.30	57.10	2.80	2.10	83
KAU12-04		Karina	120.95	125.15	4.20	2.30	156
		HW DV?	157.30	158.10	0.80	7.91	151
		DV?	160.75	161.45	0.70	1.37	182
KAU12-05		Karina	207.55	216.20	8.65	2.37	154
KAU12-06		Karina	214.20	219.25	5.05	0.93	50
	Including		214.20	214.90	0.70	1.58	69
	Including		216.95	219.25	2.30	1.37	88
KAU12-07		HW KV	133.05	133.65	0.60	0.03	234
		Karina	133.65	140.35	6.70	0.99	43
FEU12-01		Karina	40.75	41.45	0.70	2.39	128
			45.05	46.15	1.10	0.81	40
		FV	91.75	92.35	0.60	0.48	87
FEU12-02		Karina	76.10	79.00	2.90	0.88	139
		FW KV	88.55	89.05	0.50	1.17	141
		HW FV	122.70	123.20	0.50	1.26	8

		Fernanda	123.70	124.20	0.50	7.80	40
		FW FV?	143.65	144.20	0.55	1.08	263
		FW FV?	150.10	150.70	0.60	0.20	108
FEU12-03		Karina	118.30	121.65	3.35	1.77	126
		Fernanda	167.80	169.15	1.35	2.47	144

Drill Hole		Vein	Mineralized Intersection(m)			Assays Results (g/t)
			From	To	Core Length	Gold	Silver
		FW FV	172.70	173.60	0.90	7.98	83
FEU12-04		Karina	108.00	112.95	4.95	1.07	120
	Including		108.00	110.10	2.10	1.73	251
		Fernanda	175.10	176.35	1.25	2.43	129
FEU12-05		Did not intersect Fernanda Vein
FEU12-06		Fernanda	NO SIGNIFICANT VALUES
DAU12-01		HW DV?	119.80	120.30	0.50	2.34	103
		HW DV?	130.00	130.50	0.50	0.31	76
		Daniela	218.15	221.30	3.15	0.73	29
FEU12-07		Fernanda	NO SIGNIFICANT VALUES
KAU12-08		FW KV	137.60	138.20	0.60	0.31	127
DAU12-02		Vein	18.00	18.60	0.60	0.14	231
		Daniela	209.35	210.60	1.25	1.25	125
KAU12-09		Vein	73.60	74.30	0.70	0.21	116
		FW KV	110.35	110.85	0.50	0.39	209
		HW KV	147.90	148.40	0.50	1.76	54
DAU12-03		FW DV	150.25	150.75	0.50	1.05	<5
LCU12-04		Lucero	176.85	177.55	0.70	5.84	96
		Vein	205.15	205.65	0.50	0.46	86
DAU12-04		Vein	4.85	7.40	2.55	0.92	9
		Daniela	203.80	212.55	8.75	3.11	65
	Including		203.80	207.30	3.50	4.29	97
		Vein	212.55	213.15	0.60	3.61	66
LCU12-05		Lucero	156.85	157.75	0.90	3.12	230
LCU12-03		Did not intersect Lucero Vein
DAU12-05		Daniela	221.05	221.85	0.80	0.96	82
LCU12-06		HW LV?	13.55	14.05	0.50	0.81	72
LCU12-07		Vein	31.00	31.80	0.80	1.10	41
		Lucero?	164.15	167.55	3.40	2.45	3
LCU12-08		Vein	3.50	4.10	0.60	0.23	200
		Karina?	7.15	8.55	1.40	2.91	778
		Vein	11.70	12.20	0.50	0.50	261
LCU12-10		FW LV	75.35	75.85	0.50	2.33	8
		Lucero	89.90	91.55	1.65	3.26	240
		Vein	106.45	107.35	0.90	0.16	261
LCU12-09		Did not intersect Lucero Vein
LCU12-12		veins & Bx	75.15	76.65	1.50	2.36	8
LCU12-11		Vein	51.65	52.60	0.95	2.48	<5
		Vein	54.10	54.60	0.50	0.75	<5
		Vein	61.45	62.15	0.70	1.46	7
		FW LV?	80.50	81.30	0.80	1.83	55
		Lucero	88.55	89.55	1.00	2.34	71
		HW LV	92.20	92.70	0.50	0.38	175
		HW LV	94.00	96.75	2.75	1.16	183
		Vein	99.80	100.30	0.50	29.90	1,155
LCU12-13		Lucero	NO SIGNIFICANT VALUES
LCU12-14		Lucero	110.25	111.10	0.85	0.33	196
LCU12-15		Lucero	171.20	172.35	1.15	0.77	13
		HW LV	172.35	176.05	3.70	0.83	4

Drill Hole		Vein	Mineralized Intersection(m)			Assays Results (g/t)
			From	To	Core Length	Gold	Silver
	Including		172.35	172.85	0.50	2.26	3
LAU12-01		Lana	117.35	120.90	3.55	3.02	232
LAU12-02		Vein	75.95	76.45	0.50	1.42	549
		Vein	115.40	116.20	0.80	5.05	130
		Vein	120.10	120.60	0.50	0.40	141
		Vein	159.65	160.15	0.50	0.49	281
		Vein	164.75	165.30	0.55	0.56	181
		HWLAV?	168.50	170.05	1.55	0.68	314
		Lana	172.65	182.45	9.80	11.20	256
LAU12-03		Vein	63.00	63.50	0.50	0.19	106
		Vein	67.50	68.15	0.65	0.51	143
		Vein	96.50	97.10	0.60	0.14	117
		Lana	153.70	158.90	5.20	6.07	187
	Including	Lana	153.70	154.70	1.00	1.97	292
LAU12-04		Vein	63.50	64.00	0.50	1.77	387
		Lana	111.40	115.00	3.60	0.41	201
LAU12-06		Vein	81.20	81.70	0.50	6.60	514

		Lana	168.35	170.25	1.90	1.97	103
LAU12-07		Lana	NO SIGNIFICANT VALUES
LAU12-05		Vein	120.80	121.30	0.50	12.65	635
		Lana	152.00	154.35	2.35	1.47	68
	Including		153.65	154.35	0.70	2.31	136
LAU12-08		Lana	NO SIGNIFICANT VALUES
LAU12-09		Lana	NO SIGNIFICANT VALUES
LJU12-01		F	72.70	73.80	1.10	0.75	190
		Lana	157.05	161.90	4.85	0.98	204
		FWLAV	166.05	167.50	1.45	0.92	44
LJU12-02		Lana	173.55	174.35	0.80	1.15	232
		Vein	234.70	235.20	0.50	0.19	130
		Vein	238.75	239.35	0.60	0.17	101
LJU12-03		Vein	134.05	134.70	0.65	0.03	130
		Vein	170.70	171.30	0.60	0.26	240
		Lana	179.55	180.50	0.95	0.31	182
		FWLAV?	184.35	185.75	1.40	0.21	118
		Vein	228.60	229.60	1.00	0.56	394
		Vein	241.15	241.70	0.55	0.24	162
		Vein	267.30	268.30	1.00	0.13	144

Figure 10.3
Longitudinal Section showing Intersection Points on the Daniela Vein at Bolañitos

Figure 10.4
Longitudinal Section showing Intersection Points on the Lana Vein at Bolañitos

Figure 10.5
Longitudinal Section showing Intersection Points on the Fernanda Vein at Bolañitos

Figure 10.6
Longitudinal Section showing Intersection Points on the Karina Vein at Bolañitos

Figure 10.7
Longitudinal Section showing Intersection Points on the Lucero Vein at Bolañitos

10.2.1.3 Asuncion Underground Drilling

In September 2012, underground diamond drilling began on the La Luz vein at the Asuncion mine. One drill rig provided by Boart Longyear de Mexico S.A de C.V. was used for the underground program. When the program terminated in November, a total of 2,594 m in 19 holes had been completed (Tables 10.8 and 10.9 and Figure 10.8).

Table 10.8
Summary of the 2012 Underground Exploration Drill Holes at the Asuncion Mine

Vein	Number Holes	Hole Numbers	Metres Drilled	Total Samples
Veta La Luz	19	ASU12-01 a ASU12-19	2,594	1,133
Total Asuncion	19		2,594	1,133

Table 10.9
Summary of the Asuncion Mine Underground Exploration Drill Hole Results for 2012

Drill Hole		Vein	Mineralized Intersection(m)			Assays Results (g/t)
			From	To	Core Length	Gold	Silver
ASU12-01		Vein?	57.90	58.65	0.75	1.23	2.5
		Veins??	111.40	115.00	3.60	1.24	3
		Vein?	145.05	146.60	1.55	1.24	3
		LLV	158.25	162.95	4.70	1.3	5
	Including		161.15	162.95	1.80	2.4	3
ASU12-02		Vein?	145.40	145.95	0.55	4.27	6
		LLV	152.80	158.30	5.50	1.31	187
	Including		156.60	157.35	0.75	4.01	425
ASU12-03		LLV			NO SIGNIFICANT VALUES

Drill Hole		Vein	Mineralized Intersection(m)			Assays Results (g/t)
			From	To	Core Length	Gold	Silver
ASU12-05		LLV	114.20	116.75	2.55	4.3	37
		FWLLV	119.10	119.60	0.50	2.7	71
ASU12-04		LLV	NO SIGNIFICANT VALUES
ASU12-06		LLV	122.55	130.25	7.70	1.57	51
	Including		122.55	124.30	1.75	2.48	17
			126.90	130.25	3.35	2.89	84
ASU12-07		LLV	127.15	128.50	1.35	6.31	17
ASU12-08		LLV	NO SIGNIFICANT VALUES
ASU12-10		Vein	42.10	42.60	0.50	13.65	29
ASU12-10		LLV	111.05	112.10	1.05	1.76	9
ASU12-11		LLV	NO SIGNIFICANT VALUES
ASU12-12		LLV	102.35	105.90	3.55	3.32	122
	Including		102.35	104.20	1.85	5.83	200
ASU12-13		LLV	108.35	109.80	1.45	12.56	318
ASU12-14		LLV	NO SIGNIFICANT VALUES
ASU12-15		LLV	NO SIGNIFICANT VALUES
ASU12-16		LLV	NO SIGNIFICANT VALUES
ASU12-18		LLV	NO SIGNIFICANT VALUES
ASU12-17		LLV	NO SIGNIFICANT VALUES
ASU12-19		LLV	NO SIGNIFICANT VALUES

Figure 10.8
Longitudinal Section showing Intersection Points on the La Luz Vein at Asuncion

10.2.2   2012 Surface Program

10.2.2.1 Daniela Surface Diamond Drilling Program

At the end of 2010, Endeavour Silver discovered the Daniela vein, lying in the footwall of the Karina and Fernanda veins. The Daniela vein is also associated with a swarm of narrow high-grade secondary veins. The Daniela vein appears to be thicker, has higher gold grades and is still open along strike to the northwest.

In January, 2012, surface diamond drilling continued in the Daniela vein area using one drill rig provided by Layne. By the end of May, 2012, Endeavour Silver had completed a total of 6,471 m in 22 holes (Table 10.10 and Figure 10.9). Drilling has now extended the high grade, silver-gold mineralization in the Daniela vein for nearly 900 m along strike.

The Daniela veins (DV1 & DV2) and Hanging Wall Daniela vein are mainly banded, brecciated and rarely massive vein structures comprised of quartz, calcite and minor sericite. Quartz is mainly white in colour but translucent quartz is also common. Amethyst is observed in a few intercepts. Calcite is also mainly white in colour, crystalline and often sugary-textured. Sericite is typically fine-grained, yellow-green in colour and generally associated with brecciated intervals. Sulphides occur mainly as disseminations and minor thin bands associated with quartz. Sulphides consist of 1 to 2% pyrite and traces of argentite and rare pyrargyrite.

Brecciated intervals are primarily comprised of subangular fragments of andesite. Breccias are mostly on the hanging wall and footwall contacts of the veins. Horses of fractured andesite are present in some vein intercepts.

The host rock for the Daniela vein is andesite from the La Luz Formation (JKa-FmL).

Table 10.10
Summary for the 2012 Daniela Surface Diamond Drilling

Drill Hole ID	Azimuth	Dip	Diameter	Total Depth (m)	Start Date	Finish Date
DN-40	283º	-51º	HQ	267.35	08/01/2012	13/01/2012
DN-41	284º	-62º	HQ	250.45	13/01/2012	17/01/2012
DN-42	285º	-69º	HQ	264.80	18/01/2012	22/01/2012
DN-43	290º	-74º	HQ	310.55	22/01/2012	27/01/2012
DN-44	222º	-49º	HQ	226.95	28/01/2012	03/02/2012
DN-45	219º	-59º	HQ	267.35	03/02/2012	08/02/2012
DN-46	218º	-66º	HQ	194.25	09/02/2012	12/02/2012
DN-46A	218º	-66º	HQ	323.05	14/02/2012	21/02/2012
DN-47A	263º	-58º	HQ	8.20	22/02/2012	22/02/2012
DN-47	263º	-58º	HQ	312.90	22/02/2012	27/02/2012
DN-48	279º	-53º	HQ	346.75	28/02/2012	05/03/2012
DN-49	239º	-82º	HQ	267.80	06/03/2012	12/03/2012
DN-50	248º	-57º	HQ	380.20	13/03/2012	23/03/2012
DN-51	239º	-83º	HQ	270.55	26/03/2012	31/03/2012

Drill Hole ID	Azimuth	Dip	Diameter	Total Depth (m)	Start Date	Finish Date
DN-52	264º	-75º	HQ	316.55	01/04/2012	07/04/2012
DN-53	239º	-45º	HQ	446.90	08/04/2012	17/04/2012
DN-54	218º	-47º	HQ	331.80	10/04/2012	16/04/2012
DN-55	214º	-63º	HQ	454.00	17/04/2012	24/04/2012
DN-56	273º	-54º	HQ	300.70	18/04/2012	24/04/2012
DN-57	255º	-47º	HQ	244.75	04/05/2012	09/05/2012
DN-58	214º	-53º	HQ	246.40	10/05/2012	14/05/2012
DN-59	242º	-64º	HQ	438.75	15/05/2012	24/05/2012
			Total	6,471

Table supplied by Endeavour Silver Corp.

Figure 10.9
Surface Map showing Completed Holes from 2008 to 2011 (black) and 2012 (purple) in Daniela Area

Drilling highlights include 263 g/t silver and 4.17 g/t gold over a 5.9 m true width for the Daniela vein in hole DN-45 (including a high-grade interval assaying 849 g/t silver and 10.55 g/t gold over a 0.5 m true width), 169 g/t silver and 2.44 g/t gold over a 6.5 m true width for the Daniela vein in hole DN-49, and 503 g/t silver and 2.57 g/t gold over a 1.7 m true width for the Hanging Wall Daniela vein and 238 g/t silver and 15.32 g/t gold for the Daniela vein in hole DN-40.

Drilling results are summarized in Table 10.11.

Intersection points for the Daniela veins (DV1 and DV2) and the Hanging Wall Daniela vein are shown on the longitudinal section, Figure 10.10.

Figures 10.11 and 10.12 depict typical cross-sections showing several of the holes drilled to test the vein structures in the Daniela vein area of the La Luz sub-district of Guanajuato.

Table 10.11
Summary for the 2012 Surface Drill Hole Assay Intercepts for the Daniela Area

Drill Hole ID	Vein	Intersection				Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Ag (g/t)	Au (g/t)
DN-38	Daniela Vein	210.15	211.40	1.25	0.49	115	0.49
DN-39	Daniela Vein	228.95	231.65	2.70	1.40	19	0.18
DN-40	HW Daniela Vein	124.85	127.55	2.70	1.74	503	2.57
	Daniela Vein	133.70	138.15	4.45	1.85	238	15.32
DN-41	HW Daniela Vein	156.10	156.65	0.55	0.42	129	0.28
	Daniela Vein	177.80	181.30	3.50	2.47	125	0.91
DN-42	Daniela Vein	202.90	209.10	6.20	2.36	171	0.49
DN-43	Daniela Vein	250.90	263.35	12.45	7.15	15	0.31
DN-44	Daniela Vein	174.75	178.00	3.25	2.49	433	1.67
	Including	177.45	178.00	0.55	0.42	1,040	1.94
	Vein	185.75	187.65	1.90	0.65	57	6.65
DN-45	Daniela vein	220.25	227.95	7.70	5.90	263	4.17
	Including	220.25	220.85	0.60	0.46	849	10.55
DN-46A	Daniela Vein	258.00	260.80	2.80	1.98	127	0.38
DN-47	Daniela Vein	266.75	270.75	4.00	2.57	77	0.33
	Vein	272.80	273.10	0.30	0.10	112	0.81
DN-48	Daniela Vein	298.00	301.75	3.75	1.88	109	0.62
	Breccia	307.65	308.30	0.65	0.46	70	0.70
DN-49	Vein	120.25	120.55	0.30	0.08	2,440	3.87
	Vein	129.35	129.80	0.45	0.12	149	3.42
	Daniela Vein	144.15	157.10	12.95	6.48	169	2.44
	Vein	185.40	196.15	10.75	3.68	236	3.37
	Vein	199.85	205.45	5.60	2.37	130	1.64
DN-50	Daniela Vein	229.20	234.85	5.65	4.95	21	0.27
DN-51	Daniela Vein	189.05	195.70	6.65	4.27	46	0.42
DN-52	Vein	179.35	180.95	1.60	0.28	127	3.18
	Daniela Vein	222.45	223.50	1.05	0.53	14	0.21
DN-53	Vein	221.45	221.75	0.30	0.23	251	1.13
	Daniela Vein	251.15	251.50	0.35	0.33	16	0.22
	FW Daniela Vein	432.85	437.70	4.85	1.26	12	1.85
DN-54	Fault Zone	141.30	142.50	1.20	0.98	188	0.15

Drill Hole ID	Vein	Intersection				Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Ag (g/t)	Au (g/t)
	Breccia	142.50	143.45	0.95	0.61	541	0.67
	Vein	163.80	164.25	0.45	0.26	262	2.45
	Vein	283.10	283.75	0.65	0.61	336	1.76
	Daniela Vein	288.90	291.00	2.10	1.82	63	1.93
DN-55	Breccia	297.55	298.30	0.75	0.57	15	10.00
	Daniela Vein	333.75	341.15	7.40	5.67	8	0.22
	Breccia	437.80	441.50	3.70	2.83	38	3.11
DN-56	Daniela Vein	244.05	246.70	2.65	2.03	16	0.18
DN-57	HW Daniela Vein	165.80	166.65	0.85	0.58	83	0.69
DN-58	HW Daniela Vein	122.55	123.05	0.50	0.31	16	0.06
DN-59	Vein	135.15	135.85	0.70	0.54	944	1.50
	HW Daniela Vein	169.40	172.05	2.65	1.70	100	0.41
	San José Vein	193.40	194.35	0.95	0.61	38	0.23

Table supplied by Endeavour Silver Corp.

Figure 10.10
Longitudinal Section (Looking Northeast) showing Intersection Points on DV1 (black), DV2 (green) and
HWDV (red) Veins of the Daniela Area

Figure 10.11
Cross-Section through Holes LC-12, LC-15, LC-16, DN-44, DN-45, DN-46, and DN-46A Drilled to Test the
Lucero, Daniela and Vein Intercepts in the Daniela Area

Figure 10.12
Cross-Section through Holes LC-28, KA-3, KA-4, KA-5, DN-11, DN-12, DN-49 and DN-50 Drilled to Test the
Lucero, Karina, Daniela and Vein Intercepts in the Lucero-Karina-Daniela Area

SW
SECTION 28700
NE59°SW Looking at N31°W
NE
ENDEAVOUR SILVER
ELEVATION
2500
2400
2300
2200
2100
2000
1900
R.L. JUAREZ SHAFT
LUCERO VEIN
KARINA VEIN
DANIELA VEIN
LANA VEIN
LC-28
KA-3
KA-4
KA-5
DN-11
DN-12
DN-49
DN-50
LJ6-1
LJ6-2
LJ6-3
SCALE
0 25 50 75 150
Meters

Figure supplied by Endeavour Silver Corp. Figure dated December, 2012.

10.2.2.2 La Joya - Lana Surface Diamond Drilling Program

In 2011, Endeavour Silver discovered two new veins, La Joya and Hanging Wall La Joya, which are sub-parallel to and east of the Daniela vein. During 2012, the name of the Hanging Wall La Joya vein was changed to the Lana vein. A high grade silver-gold mineralized zone was delineated on the Lana vein.

In January, 2012, surface diamond drilling continued in the La Joya - Lana vein area using one drill rig provided by Layne. By early September, 2012, Endeavour Silver had completed a total of 13,035.25 m in 33 holes (Table 10.12 and Figure 10.13)

Table 10.12
Summary of the 2012 Drill Holes for the La Joya - Lana Surface Diamond Drilling

Hole	Azimuth	Dip	Diameter	Total Depth	Start Date	Finish Date
LJ4-4	38º	-52º	HQ	496.70	07/01/2012	19/01/2012
LJ3-1	60º	-45º	HQ	399.15	20/01/2012	28/01/2012
LJ2-1	65º	-45º	HQ	390.30	29/01/2012	06/02/2012
LJ1-1	59º	-45º	HQ	299.65	07/02/2012	13/02/2012
LJ11-1	52º	-45º	HQ	384.30	14/02/2012	23/02/2012
LJ11-2A	52º	-56º	HQ	5.60	23/02/2012	24/02/2012
LJ11-2	59º	-56º	HQ	390.80	23/02/2012	02/03/2012
LJ10-3	38º	-63º	HQ	374.70	03/03/2012	10/03/2012
LJ9-1	55º	-47º	HQ	415.10	11/03/2012	21/03/2012
LJ9-2	57º	-60º	HQ	414.35	22/03/2012	31/03/2012
LJ9-3	59º	-70º	HQ	414.25	01/04/2012	09/04/2012
LJ11-3	59º	-60º	HQ	224.65	25/04/2012	29/04/2012
LJ15-1	59º	-45º	HQ	399.75	26/04/2012	04/05/2012
LJ11.5-4	21º	-59º	HQ	234.05	30/04/2012	04/05/2012
LJ10-4	102º	-55º	HQ	239.70	05/05/2012	09/05/2012
LJ9-4	125º	-45º	HQ	269.60	10/05/2012	16/05/2012
LJ13-1	58º	-55º	HQ	430.30	16/05/2012	24/05/2012
LJ13-2	58º	-67º	HQ	452.90	25/05/2012	02/06/2012
LJ14-1	34º	-46º	HQ	413.20	03/06/2012	11/06/2012
LJ4-5	33º	-63º	HQ	359.75	12/06/2012	19/06/2012
LJ2-2	72º	-53º	HQ	419.65	20/06/2012	28/06/2012
LJ11-4	57º	-64º	HQ	438.65	25/05/2012	01/06/2012
LJ12.5-4	54º	-58º	HQ	566.10	01/06/2012	12/06/2012
LJ10-5	80º	-71º	HQ	460.00	13/06/2012	20/06/2012
LJ11.5-5	28º	-68º	HQ	456.95	21/06/2012	28/06/2012
LJ1-2	70º	-61º	HQ	371.10	28/06/2012	05/07/2012
LJ7-1	61º	-69º	HQ	392.55	05/07/2012	15/07/2012
LJ8-3	64º	-69º	HQ	462.85	15/07/2012	24/07/2012
LJ13-3	66º	-57º	HQ	473.35	29/06/2012	07/07/2012
LJ14-2	53º	-45º	HQ	487.45	08/07/2012	17/07/2012
LJ14-3	53º	-57º	HQ	494.05	17/07/2012	26/07/2012
LJ16-1	57º	-43º	HQ	547.50	18/08/2012	28/08/2012
LJ15-2	61º	-48º	HQ	456.25	28/08/2012	06/09/2012
			Total	13035.25

Table supplied by Endeavour Silver Corp

Figure 10.13
Surface Map showing Completed Holes (black) in the La Joya - Lana Vein Areas

The Lana vein is mainly comprised of white to translucent quartz and calcite. The calcite is typically crystalline and sugary-textured. Fine-grained, yellow-green sericite is observed in places. Banding and brecciation occurs locally. Pyrite (1-2%) occurs as fine disseminations and thin bands in the quartz along with minor argentite and traces of pyrargyrite.

The host rock for the Lana vein is andesite from the La Luz Formation (JKa-FmL).

Drilling highlights were mainly returned for the Lana vein (formerly Hanging Wall La Joya vein) and subsidiary structures in the footwall and hanging wall. Significant intercepts include 44 g/t silver and 19.9 g/t gold over a 0.9 m true width for a breccia in the footwall of the Lana vein intercepted in hole LJ8-3, 110 g/t silver and 26.9 g/t gold over a 0.5 m true width for a breccia vein in hole LJ2-2, 856 g/t silver and 1.4 g/t gold over a 0.9 m true width for the Lana vein in hole LJ16-1 and 317 g/t silver and 2.5 g/t gold over a 0.9 m true width for the Lana vein in hole LJ14-3.

Drilling results are summarized in Table 10.13. The Lana vein intercepts are shown on the longitudinal section in Figure 10.14.

Figures 10.15 and 10.16 depict typical cross-sections showing several of the holes drilled to test the vein structures in the La Joya - Lana vein areas of the La Luz sub-district.

Table 10.13
Surface Drill Hole Assay Summary for Intercepts of the La Joya - Lana Veins

Drill Hole ID	Vein	Drill Intersection				Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Ag (g/t)	Au (g/t)
LJ1-1	Lana Vein	208.00	209.05	1.05	1.03	4	0.04
	La Joya Vein	260.65	262.40	1.75	1.52	4	0.03
LJ1-2	Breccia	221.00	221.80	0.80	0.40	22	0.26
	Vein	257.45	257.85	0.40	0.20	278	0.76
	Lana Vein	261.15	264.20	3.05	2.64	16	0.60
	La Joya Vein	276.20	277.05	0.85	0.65	0	0.02
LJ2-1	Lana Vein	270.20	272.15	1.95	1.69	408	0.92
	La Joya Vein	339.05	339.55	0.50	0.25	52	0.24
LJ2-2	Breccia	264.75	265.35	0.60	0.46	110	26.90
	Breccia	268.45	268.80	0.35	0.25	44	0.24
	Vein	271.20	271.50	0.30	0.23	191	0.19
	Vein	275.85	276.15	0.30	0.19	97	0.74
	Lana Vein	284.70	285.10	0.40	0.38	5	0.10
	La Joya Vein	361.25	361.55	0.30	0.21	3	0.14
LJ3-1	Lana Vein	258.20	261.85	3.65	3.16	40	0.37
	La Joya Vein	329.20	330.00	0.80	0.61	1	0.13
LJ4-4	Lana Vein	267.60	268.10	0.50	0.41	88	7.45
	FW Lana Vein	285.70	286.65	0.95	0.82	225	2.86
	La Joya Vein	387.90	389.40	1.50	1.50	0	0.01
	Vein	448.10	452.65	4.55	4.12	4	0.12
LJ4-5	Vein	90.80	91.25	0.45	0.37	237	3.55
	Vein	105.05	105.70	0.65	0.33	166	0.28
	Vein	110.20	110.80	0.60	0.34	104	1.79
	Vein	138.15	138.55	0.40	0.39	45	0.34
	Vein	260.40	260.70	0.30	0.29	38	0.23
	Lana Vein	295.75	296.95	1.20	0.99	20	0.11
	La Joya Vein	308.90	310.15	1.25	1.08	18	0.12
LJ7-1	Lana Vein	317.30	321.70	4.40	3.60	22	1.39
	Breccia	328.55	329.10	0.55	0.42	72	5.22
LJ8-3	Lana Vein	331.45	333.20	1.75	1.28	3	0.91
	Breccia	334.35	335.45	1.10	0.90	44	19.89
LJ9-1	Lana Vein	249.40	257.00	7.60	4.64	169	1.74
	Including	249.40	249.60	0.20	0.17	752	15.10
	Vein	149.20	149.60	0.40	0.35	159	2.41
	Vein	260.85	261.15	0.30	0.23	239	0.54
	Vein	261.55	261.75	0.20	0.13	34	1.01
	Breccia	267.65	268.10	0.45	0.42	39	0.22
	La Joya Vein	335.25	335.55	0.30	0.19	11	0.53
LJ9-2	Vein	180.05	180.45	0.40	0.20	94	1.53

Drill Hole ID	Vein	Drill Intersection				Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Ag (g/t)	Au (g/t)
	Vein	183.75	184.05	0.30	0.23	63	0.23
	Vein	185.15	185.65	0.50	0.29	400	5.78
	Breccia	260.60	261.50	0.90	0.64	34	0.34
	Lana Vein	272.40	274.50	2.10	1.90	156	1.50
	Including	274.15	274.50	0.35	0.32	321	7.46
	Breccia	313.25	313.60	0.35	0.29	80	0.29
	La Joya Vein	363.65	364.05	0.40	0.31	2	0.04
LJ9-3	Lana Vein	308.75	309.80	1.05	0.91	3	0.18
	Breccia	311.00	312.20	1.20	1.18	3	0.74
LJ9-4	Lana Vein	198.10	207.75	9.65	7.04	156	0.24
	Including	206.05	206.80	0.75	0.43	733	0.94
LJ10-3	Vein	146.65	147.65	1.00	0.64	4	0.61
	Vein	202.35	202.65	0.30	0.15	201	0.17
	Lana Vein	298.50	299.65	1.15	1.04	41	2.26
	Breccia	317.40	318.10	0.70	0.63	28	0.28
LJ10-4	HW Lana Vein	129.95	131.25	1.30	0.98	164	0.43
	Lana Vein	138.40	139.50	1.10	0.83	136	1.34
LJ10-5	Breccia	189.65	189.95	0.30	0.10	159	1.10
	Vein	193.90	194.25	0.35	0.25	154	0.20
	Lana Vein	347.80	354.10	6.30	4.45	5	1.25
LJ11-1	Vein	193.80	194.15	0.35	0.15	433	0.72
	Lana Vein	273.60	280.45	6.85	5.88	155	2.00
	Including	274.70	275.50	0.80	0.75	796	8.86
	Vein	282.10	282.40	0.30	0.28	39	0.39
	Vein	288.00	288.30	0.30	0.23	171	0.32
	Vein	293.80	294.15	0.35	0.27	54	0.23
LJ11-2	Breccia	139.80	140.10	0.30	0.28	146	0.17
	Vein	294.85	295.20	0.35	0.33	101	0.17
	Vein	296.05	296.35	0.30	0.28	153	0.17
	Lana Vein	321.20	323.65	2.45	2.01	877	3.53
	Including	322.60	323.25	0.65	0.53	2,300	7.11
LJ11-3	Lana Vein	126.95	129.30	2.35	2.01	325	0.86
	Including	127.90	128.45	0.55	0.47	945	2.20
	Vein	135.55	136.00	0.45	0.32	323	0.63
	Vein	154.85	155.80	0.95	0.89	242	0.57
	Vein	170.85	171.25	0.40	0.35	117	0.41
	Vein	176.30	176.75	0.45	0.43	54	0.23
LJ11-4	Vein	117.35	117.60	0.25	0.20	444	0.92
	Vein	149.35	150.25	0.90	0.89	298	0.75
	Vein	301.45	303.60	2.15	1.52	11	5.36
	Lana Vein	307.95	309.60	1.65	1.46	24	0.48
LJ11.5-4	HW Lana Vein	136.40	138.45	2.05	1.50	213	0.38
	Lana Vein	153.80	154.20	0.40	0.31	111	0.16
LJ11.5-5	Breccia	144.05	144.50	0.45	0.34	30	0.23
	Fault	354.80	356.50	1.70	1.20	2	0.70
	Lana Vein	356.50	359.60	3.10	2.48	8	2.17
LJ12.5-4	Breccia	129.90	131.85	1.95	1.50	297	2.17
	Lana Vein	343.25	344.15	0.90	0.85	43	0.52
LJ13-1	Lana Vein	210.80	212.75	1.95	1.75	6	0.34
	Fault	337.15	338.20	1.05	0.86	298	0.27
LJ13-2	Lana Vein	233.55	234.75	1.20	0.98	7	0.09
	FW Lana Vein	279.70	285.20	5.50	2.75	355	3.86
	Including	283.30	284.40	1.10	0.55	591	2.55
LJ13-3	Fault	95.35	97.15	1.80	1.42	21	0.59
	Vein	286.50	286.75	0.25	0.23	309	0.53
	Vein	288.10	288.60	0.50	0.25	212	0.85
	Vein	290.85	291.55	0.70	0.35	187	0.51

Drill Hole ID	Vein	Drill Intersection				Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Ag (g/t)	Au (g/t)
	Lana Vein	312.95	313.65	0.70	0.68	39	0.42
	FW Lana Vein	407.70	412.15	4.45	2.16	63	1.23
	Including	407.70	408.75	1.05	0.51	189	2.37
LJ14-1	Lana Vein	211.35	212.30	0.95	0.89	0	0.01
LJ14-2	Vein	269.30	269.90	0.60	0.39	416	0.70
	Vein	283.25	283.55	0.30	0.15	181	0.27
	Vein	284.20	284.60	0.40	0.20	87	0.37
	Lana Vein	310.10	310.95	0.85	0.80	350	0.66
	FW Lana Vein	357.80	359.80	2.00	1.15	342	1.60
	Vein	365.80	366.10	0.30	0.30	120	0.18
LJ14-3	Lana Vein	315.85	316.80	0.95	0.91	317	2.50
	Vein	328.00	329.00	1.00	0.57	53	0.24
LJ15-1	Fault	46.35	55.25	8.90	6.29	0.39	0.01
	Lana Vein	337.10	339.00	1.90	1.82	70	0.36
LJ15-2	Vein	299.75	300.50	7.15	0.57	195	0.28
	Vein	300.50	300.85	1.70	0.27	167	0.16
	Vein	312.55	312.85	4.40	0.15	762	0.52
LJ16-1	Breccia	368.50	368.80	0.60	0.23	151	0.48
	Lana Vein	387.15	387.95	0.45	0.79	856	1.40
	Vein	411.40	411.75	1.75	0.29	108	0.35

Table supplied by Endeavour Silver Corp

Figure 10.14
Longitudinal Section (Looking Northeast) showing Intersection Points on Lana Vein

Figure 10.15
Cross-Section Through Holes Drilled to Test the Karina, Daniela, Lana and Other Vein in the Daniela-La Joya-Lana Areas

Figure 10.16
Cross-Section Hhrough Holes Drilled to Test Daniela, La Joya, Lana and Other Veins in the Daniela-La Joya-Lana Areas

10.2.2.3 Belén Surface Diamond Drilling Program

In 2010, Endeavour Silver acquired the Belén properties which cover more than one km of strike length along the Belén silver-gold vein and related parallel veins. During 2011, surface drilling was initiated on the Belén vein. By the end of the year, significant new resources had been delineated.

In July, 2012, surface diamond drilling resumed on the Belén vein using one drill rig provided by Layne. At the end of October, surface diamond drilling commenced on the Ericka vein in the Belén area. By the end of Nov14 8 and Figure 10.17).

Table 10.14
Summary for 2012 the Belén Surface Diamond Drilling (through November)

Hole	Azimuth	Dip	Diameter	Total Depth (m)	Start Date	Finish Date
BL14-1	55º	-45º	HQ	331.20	26/07/2012	03/08/2012
BL14-2	55º	-66º	HQ	231.10	03/08/2012	08/08/2012
BL14-3	55º	-84º	HQ	274.45	09/08/2012	14/08/2012
BL13-1	90º	-56º	HQ	249.15	15/08/2012	20/08/2012
BL15-1	27º	-45º	HQ	239.10	20/08/2012	25/08/2012
BL15-2	55º	-73º	HQ	181.25	26/08/2012	29/08/2012
BL1S-4	55º	-79º	HQ	301.60	30/08/2012	06/09/2012
BL1S-5	55º	-87º	HQ	371.60	06/09/2012	18/09/2012
BL1.5S-1	70º	-55º	HQ	290.40	19/09/2012	25/09/2012
BL0-4	15º	-71º	HQ	301.35	25/09/2012	01/10/2012
BL0-5	348º	-79º	HQ	342.70	02/10/2012	09/10/2012
BL3.5S-1	86º	-60º	HQ	189.35	09/10/2012	13/10/2012
BL3S-4	235º	-83º	HQ	266.75	13/10/2012	18/10/2012
BL9-1	55º	-45º	HQ	206.05	18/10/2012	23/10/2012
BL10-1	30º	-53º	HQ	282.50	24/10/2012	31/10/2012
EK7-1	55º	-45º	HQ	422.35	31/10/2012	11/11/2012
EK7-2	55º	-60º	HQ	401.50	11/11/2012	19/11/2012
EK5-1	55º	-45º	HQ	295.70	19/11/2012	25/11/2012
			Total	5178.1

Table supplied by Endeavour Silver Corp

The Belén vein consists of quartz (white to translucent) +/- calcite with disseminations of greenish sericite and sulphides up to 1-3%, mainly pyrite with traces of argentite and rare pyrargyrite. Colloform banding is common and massive and sugary vein textures are observed in places. Brecciation and stockwork veining are observed locally, mainly on the footwall of the vein. The hanging wall is andesite from the Santana Complex (JKa-FmSC) and the footwall is diorite from the Santana Complex (JKdi-FmSC). The Belén vein is also observed to be hosted entirely in andesite from the Santana Complex in some holes.

Figure 10.17
Surface Map Showing Completed Holes in 2011 (purple) and 2012 (black) on the Belén Area

The Hanging Wall Belén vein was comprised of quartz (white to translucent) +/- calcite +/- sericite with brecciated and banded textures, disseminated and minor bands of pyrite (<1%), traces of argentite and some iron oxides, after pyrite and along fractures, in shallower holes. Rare occurrences of pyrargyrite are observed associated with sericite. In places, the structure occurs as a stockwork in diorite. Typically, the hanging wall is diorite, often fractured, from the Santana Complex (JKdi-FmSC) and the footwall is andesite from the Santana Complex (JKa-FmSC). In the southern part of the Belén area, the Hanging Wall Belén vein is hosted entirely in andesite from the Santana Complex.

The Ericka vein is mainly composed of quartz (translucent and minor amethyst) and minor calcite. The vein is massive, with well developed banding in places. Brecciation is only minor and comprised of mainly diorite fragments. Sulphides (<1 to 3%) consisting of mainly pyrite with traces of argentite.

Drilling highlights include 159 g/t silver and 2.13 g/t gold over a 4.8 m true width for the hanging wall Belén vein in hole BL1.5S -1, and 225 g/t silver and 5.02 g/t gold over a 2.1 m true width for the hanging wall Belén vein in hole BL0-4.

Assay results are pending for drill holes completed on the Ericka vein. Drilling results are summarized in Table 10.15.

The Belén vein intercepts are shown on the longitudinal section in Figure 10.18 and those for the Ericka vein are shown in Figure 10.19. Figures 10.20 through 10.22 depict typical cross-sections showing several of the holes drilled to test the Belén and Ericka veins.

Table 10.15
Surface Drill Hole Assay Summary for Intercepts of the Belén Veins

Hole	Vein	Mineralization Intersection				Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Ag (g/t)	Au (g/t)
BL10-1	Belén Vein	160.25	160.90	0.65	0.61	12	0.11
	Vein	246.65	246.95	0.30	0.27	8	0.21
BL13-1	Belén Vein	145.40	146.45	1.05	0.99	28	0.21
	Fault Zone	179.30	182.90	3.60	3.38	8	0.40
	Breccia	182.90	183.65	0.75	0.65	3	0.25
BL14-1	Belén Vein	140.35	142.10	1.75	1.64	37	0.41
	Vein	151.15	152.10	0.95	0.79	11	0.09
BL14-2	Belén Vein	158.70	161.35	2.65	2.10	4	0.16
BL14-3	Belén Vein	183.50	186.95	3.45	3.24	29	0.11
BL15-1	Belén Vein	144.75	154.95	10.20	8.98	9	0.18
BL15-2	Vein	104.55	104.90	0.35	0.30	22	0.36
	Fault	104.90	106.60	1.70	1.47	8	0.08
	Belén Vein	108.55	112.70	4.15	2.61	5	0.13
BL1S-4	Vein	26.30	26.55	0.25	0.18	16	1.50
	Vein	167.45	168.15	0.70	0.68	59	0.79
	HW Belén Vein	195.70	198.70	3.00	2.60	68	0.89
	Vein	202.85	203.05	0.20	0.10	16	1.97
	Vein	214.30	215.65	1.35	0.46	117	0.33
	Vein	254.05	254.35	0.30	0.19	17	0.74
	Vein	256.70	257.55	0.85	0.15	46	0.76
	Belén Vein	260.45	262.85	2.40	1.70	54	0.88
BL1S-5	Vein	176.10	176.50	0.40	0.26	199	0.72
	Belén Vein	290.10	292.75	2.65	2.03	139	0.15
BL1.5S-1	Hw Belén Vein	152.55	158.65	6.10	4.81	159	2.13
	Stockwork Zone	182.10	189.85	7.75	3.88	13	0.41
	Belén Vein	209.70	210.10	0.40	0.31	61	1.48
BL3.5S-1	Hw Belén Vein	100.00	102.25	2.25	1.95	52	1.23
	Vein	112.15	112.55	0.40	0.23	31	1.19
	Belén Vein	116.20	117.15	0.95	0.82	109	2.07
	Fw Belén Vein	127.25	130.60	3.35	2.64	32	0.29
BL0-4	Vein	156.60	157.30	0.70	0.66	227	2.01
	Hw Belén Vein	174.05	176.85	2.80	2.14	225	5.02
	Including	174.05	174.95	0.90	0.69	470	8.96
	Belén Vein	192.60	194.15	1.55	0.40	84	0.18
	Breccia	284.50	285.10	0.60	0.49	267	0.99
BL0-5	Vein	197.60	197.90	0.30	0.26	33	1.89
	Vein	210.55	211.05	0.50	0.43	50	2.00
	Hw Belén Vein	213.40	214.30	0.90	0.78	28	1.45
	Breccia	217.55	218.70	1.15	0.74	5	0.43

Hole	Vein	Mineralization Intersection				Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Ag (g/t)	Au (g/t)
EK7-1	Ericka Vein	198.85	199.35	0.50	0.43	21.0	0.34
	Vein	232.25	234.00	1.75	1.52	2.2	0.08
	Vein	292.30	292.70	0.40	0.35	2.2	0.19
	Vein	400.30	400.90	0.60	0.21	0.8	0.07
	Vein	404.20	405.15	0.95	0.47	2.5	0.20

Table supplied by Endeavour Silver Corp.

Figure 10.18
Longitudinal Section (looking Northeast) showing Intersection Points on the Belén Vein

Figure 10.19
Longitudinal section (looking NE) showing intersection points on Ericka Vein

Figure 10.20
Cross-Section through Holes Drilled to Test the Belen and ErickaVeins in the Belen Area

SW
SECTION BL-0
NE
NE55°SW Looking at N35°W
ENDEAVOUR SILVER
2400
2300
2200
2100
2000
1900
1800
ELEVATION
BL0-1
Azimut 50°
Dip -45°
Total Depth 257.85 m
BL0-2
Azimut 55°
Dip -72°
Total Depth 258.60 m
BL0-3
Azimut 58°
Dip -86°
Total Depth 328.95 m
BL0-4
PROJECTION
BL0-5
Azimut 348°
Dip -79°
Total Depth 342.70 m
PROJECTION
REFERENCE LINE
SCALE
0 25 50 75 150
Meters

Figure supplied by Endeavour Silver Corp. Figure dated December, 2012.

Figure 10.21
Cross-Section through Hole BL1.5S -1 Drilled to Test the Belen and Ericka Veins in the Belen Area

SW
SECTION BL1.5S
NE
NE55°SW Looking at N35°W
ENDEAVOUR
SILVER
2400
2300
2200
2100
2000
1900
1800
ELEVATION
HW BELEN VEIN
BELEN VEIN
BL1.5S-1
REFERENCE LINE
SCALE
0 25 50 75 150
Meters

Figure supplied by Endeavour Silver Corp. Figure dated December, 2012.

Figure 10.22
Cross-Section through Holes EK7-1 and EK7-2 Drilled to Test the Ericka Vein in the Belén area

10.2.2.4 La Soledad Surface Diamond Drilling Program

In July, 2012, surface diamond drilling commenced in the La Soledad vein area using one drill rig provided by Layne. By early August, 2012, End23 and 10.24).

No significant veins or assays were returned for the one hole drilled in the Soledad vein area during 2012.

Table 10.16
2012 Summary for La Soledad Surface Diamond Drilling

Hole	Azimuth	Dip	Diameter	Total Depth (m)	Start Date	Finish Date
SV-7	90º	-45º	HQ	530.25	27/07/2012	08/08/2012
			Total	530.25

Table supplied by Endeavour Silver Corp.

Figure 10.23
Surface Map Showing Completed Holes in the La Soledad Area

Figure 10.24
Longitudinal Section (Looking East) Showing Intersection Points on the Soledad Vein

10.2.2.5 La Luz Surface Diamond Drilling Program

In 2011, geological mapping and sampling was conducted in the La Luz sub-district of Guanajuato. The surface traces of the La Luz and subsidiary veins were denoted by numerous workings (shafts, pits, adits, ramps), most of which were either buried or filled with water.

The La Luz epithermal veins mainly consisted of brecciated, tabular and vetiform structures comprised of mainly quartz-calcite with drusy cavities. Quartz is associated with silver-gold mineralization which in places is oxidized with iron oxides such as limonite, hematite, goethite and jarosite. When fresh, the vein consisted of white quartz and banded amethyst with drusy textures of calcite and pyrite. Wallrock alteration consisted of patchy argillization and clay, propylitization and silicification. The veins range in width from 0.40 m to 3.5 m with intermediate horses of andesite.

In May, 2012, surface diamond drilling commenced in the La Luz vein area using one drill rig provided by Layne. By the end of November, 2012, Endeavour Silver had completed a total of 11,598.05 m in 26 holes (Table 10.17 and Figures 10.25 and 10.26).

Table 10.17
2012 Summary for La Luz Surface Diamond Drilling

Hole	Azimuth	Dip	Diameter	Total Depth (m)	Start Date	Finish Date
LZ14-1	90º	-45º	HQ	562.40	21/04/2012	04/05/2012
LZ16-1	77º	-58º	HQ	499.70	04/05/2012	14/05/2012
LZ16-2	75º	-65º	HQ	545.45	14/05/2012	24/05/2012
LZ08-1	71º	-74º	HQ	606.65	24/05/2012	03/06/2012
LZ12-1	90º	-54º	HQ	478.30	03/06/2012	11/06/2012
LZ10-1	90º	-50º	HQ	426.60	11/06/2012	20/06/2012
LZ16-3	90º	-62º	HQ	524.15	20/06/2012	30/06/2012
LZ14-2	87º	-60º	HQ	525.30	30/06/2012	09/07/2012
LZ06-1	90º	-49º	HQ	456.90	10/07/2012	19/07/2012
LZ06-2	90º	-55º	HQ	621.90	20/07/2012	31/07/2012
LZW06-1	270º	-45º	HQ	441.40	08/08/2012	17/08/2012
LZ05-1	89º	-54º	HQ	463.10	31/07/2012	09/08/2012
LZ03-1	91º	-59º	HQ	475.75	09/08/2012	17/08/2012
LZ01-1	118º	-69º	HQ	417.45	18/08/2012	24/08/2012
LZ02-1	95º	-81º	HQ	499.85	24/08/2012	01/09/2012
LZ07-1	90º	-70º	HQ	237.70	01/09/2012	05/09/2012
LZ08-2	61º	-47º	HQ	176.40	05/09/2012	09/09/2012
LZ06-3	121º	-51º	HQ	252.60	09/09/2012	13/09/2012
LZ02-2	90º	-50º	HQ	350.20	13/09/2012	19/09/2012
LZ02-3	90º	-48º	HQ	359.25	20/09/2012	26/09/2012
LZ02-4	90º	-58º	HQ	411.15	26/09/2012	02/10/2012
LZ02-5	90º	-68º	HQ	502.80	02/10/2012	09/10/2012
LZ03-2	90º	-45º	HQ	447.55	09/10/2012	15/10/2012
LZ03-3	74º	-44º	HQ	383.50	15/10/2012	21/10/2012
PL04-1	225º	-45º	HQ	316.45	21/10/2012	26/10/2012
PLS05-1	235º	-51º	HQ	615.55	26/10/2012	06/11/2012
			Total	11598.05

Table supplied by Endeavour Silver Corp.

Figure 10.25
Surface Map Showing Completed Holes on the La Luz Area

Figure 10.26
Surface Map Showing Completed Holes on the Plateros Area

The La Luz vein and some minor splays primarily consist of quartz (white to translucent) +/- calcite with minor amethyst. Greenish-yellow sericite occurs locally and bladed calcite replaced by quartz is rare. Colloform banding was observed in some intercepts. The vein is also commpnly brecciated, especially at depth, consisting mainly of subangular fragments of andesite hosted in quartz. Sulphide mineralization includes fine disseminated pyrite, up to 2%, argentite (<1%) and traces of pyargyrite.

In the southern part of the area, the Plateros vein was intercepted in the hanging wall of the La Luz vein. The Plateros vein is comprised of quartz (white to translucent) +/- calcite with colloform banding and minor brecciation. Drusy and sugary textures are observed in places and bladed calcite is rare. Sulphides consist of fine disseminations and narrow bands of pyrite (1 to 3%), argentite (<2%) and traces of pyrargyrite.

In the upper elevations of the area, the host rock for the La Luz vein is andesite from the La Luz Formation (JKa-FmL). The host rock for the Plateros vein is also the La Luz Formation (JKa-FmL).

In deeper holes, the La Luz vein occurs along a fault contact which separates the La Luz Formation (JKa-FmL) from the underlying shales and volcanics of the Esperanza Formation (JKsh-FmE).

Assays returned for intercepts on the La Luz vein were mainly low-grade. The most noteworthy intercepts include 1,815 g/t silver and 2.35 g/t gold over a 0.3 m true width for a vein in the hanging wall of the La Luz vein, 101 g/t silver and 3.96 g/t gold over a 1.9 m true width for the La Luz vein in hole LZ16-2 and 97 g/t silver and 1.45 g/t gold over a 1.7 m true width for the La Luz vein in hole LZ01-1.

Drilling highlights for the Plateros vein include 169 g/t silver and 5.36 g/t gold over a 2.1 m true width for the Plateros vein and 50 g/t silver and 7.34 g/t gold over a 1.5 m true width for a vein in the footwall of the La Luz vein in hole LZ02-3 and 99 g/t silver and 3.11 g/t gold over a 3.4 m true width for the Plateros vein in hole LZ02-4.

Drilling results are summarized in Table 10.18.

The La Luz vein intercepts are shown on the longitudinal section in Figure 10.27 and those for the Plateros vein in Figure 10.25.

Figures 10.29 and 10.30 depict typical cross-sections showing several of the holes drilled to test the La Luz and Plateros vein structures.

Table 10.18
Summary of the Surface Drill Hole Assays for Intercepts in the La Luz Veins

Drill Hole ID	Vein	Mineralized Intersection				Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Ag g/t	Au g/t
LZ01-1	Breccia	322.70	323.65	0.95	0.25	1	1.07
	Vein	327.05	327.35	0.30	0.28	1	0.53
	La Luz Vein	342.05	345.00	2.95	1.69	97	1.45
	Including	344.25	345.00	0.75	0.43	214	3.75
LZ02-1	Breccia	319.60	326.65	7.05	3.98	2	0.50
	Plateros Vein	381.20	384.70	3.50	0.91	1	0.13

Drill Hole ID	Vein	Mineralized Intersection				Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Ag g/t	Au g/t
	La Luz Vein	409.35	413.30	3.95	3.23	2	0.14
LZ02-2	La Luz Vein	194.00	195.80	1.80	1.56	61	0.07
	Fw La Luz Vein	206.70	209.80	3.10	2.99	7	0.04
LZ02-3	Vein	173.60	176.30	2.70	1.96	82	0.25
	Vein	181.85	184.00	2.15	1.38	22	0.25
	Plateros Vein	186.90	189.65	2.75	2.11	169	5.36
	Vein	195.05	195.45	0.40	0.31	13	1.55
	Vein	197.45	199.80	2.35	1.51	50	7.34
	Vein	241.95	242.35	0.40	0.20	1	1.18
	Vein	247.35	247.95	0.60	0.30	74	0.30
	La Luz Vein	297.95	300.95	3.00	2.60	7	0.20
	Vein	327.10	327.90	0.80	0.76	38	0.64
LZ02-4	Vein	190.95	191.25	0.30	0.15	52	0.43
	Vein	197.90	200.65	2.75	2.58	83	1.53
	Vein	203.50	204.05	0.55	0.28	124	2.27
	Plateros Vein	206.20	212.05	5.85	3.36	99	3.11
	Including	210.80	212.05	1.25	0.72	165	5.62
	Vein	221.00	221.30	0.30	0.19	24	3.93
	Vein	222.50	222.90	0.40	0.38	22	1.66
	Vein	225.30	225.85	0.55	0.48	85	4.64
	Vein	251.05	251.75	0.70	0.45	62	0.21
	La Luz Vein	301.15	304.20	3.05	2.76	4	0.17
	Vein	336.50	340.20	3.70	2.83	1	0.21
LZ02-5	Vein	240.05	240.50	0.45	0.22	18	0.47
	Plateros Vein	241.65	245.80	4.15	3.59	1	0.16
	Vein	268.90	269.85	0.95	0.61	1	0.46
	La Luz Vein	353.30	355.90	2.60	2.25	1	0.14
LZ03-1	Vein	339.50	342.70	3.20	2.77	5	0.24
	La Luz Vein	385.80	388.40	2.60	1.67	2	0.44
LZ03-2	Plateros Vein	293.05	293.75	0.70	0.35	192	0.73
	La Luz Vein	372.70	374.20	1.50	1.41	1	0.28
LZ05-1	La Luz Vein	391.50	393.70	2.20	1.91	11	0.18
LZ06-1	Breccia	379.80	380.55	0.75	0.61	12	0.42
	La Luz Vein	387.30	389.85	2.55	2.40	4	0.42
LZ06-2	La Luz Vein	407.60	411.70	4.10	3.69	23	0.89
LZ06-3	La Luz Vein	177.50	178.65	1.15	0.88	85	0.37
	Vein	238.15	238.55	0.40	0.31	13	2.38
LZ07-1	La Luz Vein	183.55	187.15	3.60	2.75	31	0.20
LZ08-1	Vein	384.15	384.45	0.30	0.19	2	0.89
	La Luz Vein	436.75	438.20	1.45	1.17	10	0.15
LZ08-2	La Luz Vein	170.30	172.15	1.85	1.74	113	0.28
	Including	170.75	172.15	1.40	1.32	126	0.29
LZ10-1	La Luz Vein	366.50	370.20	3.70	3.48	2	0.35
LZ12-1	Breccia	374.10	375.75	1.65	1.39	2	0.13
	La Luz Vein	389.55	392.35	2.80	2.54	1	0.27
LZ14-1	Vein	281.55	282.10	0.55	0.50	3	0.42
	La Luz Vein	389.75	391.30	1.55	1.50	12	0.54
	Vein	394.05	394.50	0.45	0.42	33	0.07

Drill Hole ID	Vein	Mineralized Intersection				Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Ag g/t	Au g/t
LZ14-2	Breccia	427.60	428.10	0.50	0.32	3	4.31
	La Luz Vein	430.95	436.80	5.85	5.12	1	0.64
LZ16-1	Vein	395.70	395.95	0.25	0.24	10	2.37
	Vein	396.70	397.05	0.35	0.30	98	0.38
	Vein	397.05	397.30	0.25	0.22	2	1.53
	Breccia	399.80	401.15	1.35	0.35	3	1.58
	LZV Zone	402.30	405.50	3.20	2.97	3	0.53
	La Luz Vein	405.90	407.85	1.95	1.78	12	1.57
LZ16-2	Vein	111.80	112.10	0.30	0.26	36	0.10
	Vein	325.90	326.25	0.35	0.30	1,815	2.35
	Vein	357.45	357.80	0.35	0.34	46	0.56
	La Luz Vein	457.85	460.30	2.45	1.93	101	3.96
	Including	457.85	458.25	0.40	0.32	420	9.37
LZ16-3	La Luz Vein	540.25	540.85	0.60	0.39	3	<0.005
LZW06-1		No significant intercepts
PLS05-1	Breccia	177.90	178.70	0.80	0.61	1	0.07
	Vein	235.65	235.95	0.30	0.19	3	0.13

Table supplied by Endeavour Silver Corp.

Figure 10.27
Longitudinal Section (Looking East) Showing Intersection Points on the La Luz Vein

Figure 10.28
Longitudinal Section (Looking East) Showing Intersection Points on the Plateros Vein

10.3      MICON COMMENTS

Micon believes that Endeavour Silver met its objectives for the 2012 drilling program and that further work is necessary to expand upon the 2012 discoveries. Micon considers that the work completed by Endeavour Silver during its 2012 drilling campaign in the Guanajuato mining district was conducted within the CIM best practice guidlines and that the data and results collected can be used in conducting resource and reserve estimates for the Project.

Figure 10.29
Cross-Section Through Holes Drilled to Test the La Luz Vein in the La Luz Area

Figure 10.30
Cross-Section Through Holes Drilled to Test the La Luz and Plateros Veins in the La Luz Area

11.0      SAMPLE PREPARATION, ANALYSES AND SECURITY

11.1      SAMPLING METHOD AND APPROACH

A description of Endeavour Silver’s sampling method and approach for the Bolañitos Project was provided in previous Technical Reports by SRK Consulting (2008) and Micon (2009, 2010 and 2011). Endeavour Silver personnel have made no material changes to the sampling method and approach since the publication of the 2011, Micon report. However, for completeness of this report, the description from the March, 2011, report has been excerpted, summarized and edited where appropriate.

11.1.1   Underground Samples

11.1.1.1 Channel Sampling Procedures

Historical chip and channel sample records exist for vein exposures in stopes, raises and at 3 m intervals along lode drives. The sample weights were known to be low and representivity was not assured; further, the laboratory results were not subject to quality control. Whilst these historical results have been useful in confirming the presence of mineralization, the grades themselves are considered to have low confidence. Therefore, Endeavour Silver has undertaken re-sampling of certain blocks.

Endeavour Silver conducts underground development and continuous level back mapping to guide both the development and sampling crews and to facilitate the interpretation of the sampling results. Chip channel sampling is conducted after every blast in the stope or development, under the guidance of the geologist. The channel samples are used for differentiating between waste and ore at each mine.

Channel sampling procedures are as follows:

1)	A channel profile approximately 15 cm to 20 cm wide is marked across the face to be sampled, using water based paint.

2)	Depending on lithological boundaries, sample lengths varying from 0.3 m to 2.5 m are marked along the channel. The sampler records a brief description of the sample in a note book.

3)

Using a chisel and hammer, a sample is chipped from the profile in a systematic manner to achieve a fair representation. The chips are collected in a pan before being bagged and ticketed. The sample site is numbered for future reference.

4)	Where the roof of the drive/stope is too high, a ladder/sampling platform is used in conjunction with a 1.5 m to 2 m long jumper rod as a chisel.

5)	The spacing between channels is 2.5 m.

6)	The position of the channel is offset and referenced from an existing survey peg. Only the top part of the channel is actually surveyed.

7)

Sample crews have been instructed to collect a duplicate sample after every 20 samples, as part of the QA/QC measures. Also, a chip blank sample is taken every 50 samples. However, this protocol has yet to be completely adopted by the Bolañitos’sample crews.

8)	Back and stope faces are washed prior to taking the samples. A chisel is used in the harder zones of the vein, with a pneumatic hammer used for the remaining portion

The sampling procedures have been improved from earlier procedures in that the back and production faces are washed prior to taking the sample and through the use of a pneumatic hammer to assist in acquiring a good channel sample. The spacing between the channels of 2.5 m is considered adequate to cope with local variations and/or short range variability within the deposit.

The historical mine chip, channel and drill hole samples, and mill feed belt samples, were prepared at an in-house laboratory located at the Bolañitos mine.

11.1.1.2 Underground Drill Sampling

All of Endeavour Silver’s underground drill core samples that were collected as part of the 2007 through 2012 exploration programs, were bagged and tagged at the Cebada mine field office and shipped to the ALS-Chemex (ALS) assay laboratory in Guadalajara, Mexico.

Upon arrival at ALS, all of the samples are logged into the laboratory’s tracking system. Then the entire sample is weighed, dried and fine crushed to better than 70% passing 2 mm. A sample split of up to 250 g is then taken and pulverized to 85% passing 75 microns.

The analytical procedure for the gold and silver mineralization is a fire assay, followed by a gravimetric finish. A 50 g nominal pulp sample weight is used.

The turn-around time required for analyses has typically been from 2 to 4 weeks.

11.1.2 Surface Exploration Samples

All of Endeavour Silver’s surface exploration samples of rock and drill core were bagged and tagged at the Guanajuato warehouse and shipped to the ALS preparation facility in Zacatecas, Mexico. After preparation, the samples were shipped to the ALS laboratory in Vancouver, Canada, for analysis.

Upon arrival at the ALS preparation facility, all of the samples are logged into the laboratory’s tracking system (LOG-22). Then the entire sample is weighed, dried if necessary, and fine crushed to better than 70% passing 2 mm (-10 mesh). A sample is then split through a riffle splitter and a 250 g split is taken and pulverized to 85% passing 75 microns (-200 mesh).

In April, 2011, Endeavour Silver changed the analytical procedures used for exploration samples. Up until that time, the analytical procedure used for gold and silver was fire assay, followed by a gravimetric finish. The lower detection limits for this procedure were 0.05 g/t for gold and 5 g/t for silver.

A gravimetric finish is generally acceptable for ore-grade samples. However, for lower grade exploration samples, this analytical procedure often gives more variable results. In order to obtain less variable results, the analytical procedures were changed to those described below.

The analytical procedure for the gold mineralization was changed to fire assay followed by an atomic adsorption (AA) analysis. A 30 g nominal pulp sample weight is used. The detection range for the gold assay is 0.005 to 10 ppm, or 5 to 10,000 ppb.

The analytical procedure for the silver mineralization was changed to an aqua regia digestion followed by an AA analysis. The detection range for the silver assay is 0.2 ppm to 100 ppm.

These analytical methods are optimized for low detection limits.

The assays for evaluation of higher-grade silver (+/- gold) mineralization were also optimized for accuracy and precision at higher concentrations. All Endeavour Silver samples originally assaying >20 ppm for silver were then re-assayed using fire assay, followed by a gravimetric finish. A 30 g nominal pulp sample weight was used. The detection ranges are 0.05 to 1,000 ppm for the gold assay and 5 to 3,500 ppm for the silver assay.

As an economical tool for first pass exploration geochemistry, the pulps are sometimes subjected to aqua regia digestion and inductively coupled plasma (ICP) multi-element analysis. The data reported from an aqua regia leach are considered to represent the leachable portion of the particular analyte. These analytical methods are optimized for low detection limits. Over-limits (>10,000 ppm) determined for lead and zinc by ICP are reanalyzed using atomic emission spectroscopy (AES). The analytical procedure is an aqua regia digestion followed by an ICP-AES finish. The detection ranges are 0.001% to 20% for lead and 0.001% to 30% for zinc.

ALS is an independent analytical laboratory company which services the mining industry around the world. ALS is also an ISO-certified laboratory that employs a rigorous quality control system in its laboratory methodology, as well as a system of analytical blanks, standards and duplicates. Details of ALS’ accreditation, analytical procedures and QA/QC program can be found on its website at http://www.alsglobal.com/. In 2012, the turn-around time required for analyses was typically less than 2 weeks.

11.2      MICON COMMENTS REGARDING ENDEAVOUR SILVER SAMPLING PROCEDURES

Endeavour Silver’s chip and core sampling procedures respect the mineralization and geology, with the length of the sample being dependent on the extent of the mineralization and geological boundaries between separate units. The minimum and maximum sample lengths vary between chip and drill core, as well as between the different drill core sizes. However, generally smaller samples are taken in the zones of mineralization than in un-mineralized areas. While this comment may appear to be intuitive, it is important that, in the pursuit of acquiring sample information, the geological boundaries are respected, even though the mineralization may cross geological boundaries.

Chip sampling can at times be a somewhat selective sampling method, since it is occasionally difficult to take a representative sample due to the hardness of the material being sampled, with only the softer material being taken. This is especially the case in mineral deposits where the mineralization is associated with quartz veins or siliceous alteration, as at the Bolañitos Project. However, the practice of chip sampling is common around the world for underground deposits and the practice of systematically sampling the faces, backs or walls of the development drifts on a close spacing tends to generate a very large set of samples which, in most cases, is statistically representative of the material being sampled. Chip sampling is a routine sampling method used in mines in order to identify ore and waste development rounds. In these cases, the chip sampling is submitted to the mine’s on-site assay laboratory with the results available usually within 24 to 36 hours of being submitted. The results obtained in the on-site laboratory are commonly used for grade control purposes.

The mine laboratory usually includes a number of control assays within the batches of mine samples and commonly sends out a number of samples, generally between 5 and 10% of all samples received, for secondary testing at independent laboratories. In an increasing number of mines, including the Bolañitos Project, the on-site laboratory is participating in a round-robin assay program which allows the laboratory to be awarded a certificate of proficiency in assaying one or more elements. In addition to the regular QA/QC program, the round-robin program provides a degree of confidence that the assay results being produced at the mine laboratory are of sufficient quality to be used in predicting and estimating the grade of the material being produced.

Core sampling was conducted not only on core with visible evidence of mineralization, such as veins and stringers, but also on barren core to preserve sampling continuity between mineralized zones and to test for broad zones of lower grade material. The sampling of the wall rock next to the zone of mineralization also assists Endeavour Silver in understanding the grade of the external dilution associated with mining some of the mineralized zones.

Manual rock splitting of the core can be subject to a number of sampling biases based usually on the hardness of the material being split. In the case of very hard core, the core may twist in the splitter which can result in uneven core fragments and in a slightly greater split than 50% being sent to the assay laboratory or left in the box as a representative sample. In the case of soft core, the core may crumble when being split or may split along natural fracture lines which again results in uneven core representation. Also, to prevent contamination, the splitter and pans used to collect the samples must be cleaned after each sample. Despite the potential to introduce a bias into the sampling procedure as a result of uneven sample sizes, the splitting of drill core continues to remain a common practice in the exploration and mining industries. Endeavour Silver has recognized these potential problems and has ensured that the splitter and pans are cleaned between samples and that the sample is split in such as way as to best represent half of the core. In addition, Endeavour Silver only uses the manual rock splitting in areas where the core is soft.

Sawn core can also have sampling biases. The use of water during the sawing process may wash out free gold and therefore under-report the gold content of the sample. It is prudent, in this case, to periodically sample the cuttings from the core sawing process in order to determine if there is any loss of mineralization which may impact the overall grade of the samples. Additionally, it is important that the same half of the core is sampled in all cases for consistency purposes.

It is Micon’s opinion, based on a general assessment of the chip sampling, drilling and core sampling procedures and based on direct discussions with Endeavour Silver personnel at the mine site, that the procedures and controls in practice meet accepted industry standards. In general, both the channel and core sampling are considered to be representative of the areas examined and suitable for use in resource and reserve estimation.

11.3      QUALITY CONTROL / QUALITY ASSURANCE (QA/QC) PROGRAM

11.3.1   Protocols

Endeavour Silver imposes and maintains various QA/QC protocols on sampling and assay procedures, including duplicates, standards, blanks and check analyses to monitor the integrity of assay results. In 2012, Endeavour Silver standardized its protocols for the exploration and mining divisions.

Each batch of 20 samples includes one blank, one duplicate and one certified reference standard reference sample. Blank samples were inserted to monitor possible contamination during the preparation process and analysis of the samples in the laboratory. The blank material used was a commercial bontonite Enviropug Coarse (1/4”).

Duplicate samples were used to monitor potential mixing up of samples and to check variability of the data as a result of laboratory error or lack of homogeneity of the samples. Endeavour Silver uses commercial standard reference samples to monitor the accuracy of the laboratories.

The standard reference materials were purchased from various internationally-recognized companies (WCM Minerals, Rock Labs and CDN Resource Laboratories.).

For graphical analysis, results for the standards were scrutinized relative to the mean or control limit (CL), a lower control limit (LL) and an upper control limit (UL), as shown in Table 11.13.

Table 11.1
Table Showing Basis for Interpreting Standard Samples

Limit	Value
UL	Plus 2 standard deviations from the mean
CL	Recommended value (mean) of standard reference material)
LL	Minus 2 standard deviations from the mean

Table supplied by Endeavour Silver Corp.

Endeavour Silver’s general rules for a batch failure are as follows:

  A reported value for a standard greater than 3 standard deviations from the mean is a failure.

  Two consecutive values of a standard greater than 2 standard deviations from the mean is a failure.

  A blank value over the acceptable limit is a failure.

  Results are reported to Endeavour Silver’s Qualified Person every month.

Discrepancies and inconsistencies in the blank, standard and duplicate data were resolved by re-assaying either the pulp or reject or both.

Endeavour Silver’s sampling process, including handling of samples, preparation and analysis, is shown in the quality control flow sheet (Figure 11.1).

Figure 11.1
Flow Sheet for Core Sampling, Sample Preparation and Analysis

11.3.2   Analysis of QA/QC Results

Blanks

Control charts for gold and silver assays from the blank samples inserted into the sample stream at the Bolañitos Project are shown in Figures 11.2 and 11.3.

Figure 11.2
Control Chart for Gold Assays from Blank Samples

Figure 11.3
Control Chart for Silver Assays from Blank Samples

Only a limited number of blank samples returned assay values above the detection limits for gold and silver.

Micon considers that, based on the results obtained from the blank samples, Endeavour Silver’s assay results for the drilling programs are for the most part free of any significant contamination.

Duplicates

Scatter diagrams for duplicate samples are shown in Figures 11.4 and 11.5.

Figure 11.4
Original Versus Duplicate Graph for Gold Assays from Duplicate Samples

Figure 11.5
Original Versus Duplicate Graph for Silver Assays from Duplicate Samples

For the duplicate samples, graphical analysis shows a moderate correlation index (0.76) for gold.

Out of a total 296 duplicate samples, less than 5% for gold were outside the zone of +/- 5% of confidence in the precision (orange lines). This suggests that there may be some inhomogeneity of the samples. However, it is believed that any apparent inhomogeneity of the samples is primarily due to most of the samples being close to the lower detection limit, resulting in increased variability in the assays.

In the case of the duplicate samples for silver, graphical analysis shows a correlation coefficient of 0.87, which is considered satisfactory.

Standards

Two different standards were submitted and analyzed for gold and silver, as summarized in Table 11.2.

Table 11.2
Reference Standards Used for Endeavour Silver’s Surface Drilling Programs

Reference Standard	Reference Number	Reference Source	Reference Standard Assays
			Gold (g/t)	Silver (g/t)	Copper (%)	Lead (%)	Zinc (%)
Edr-27	CDN-ME-11	Cdn Resource Lab	1.38	79.3	2.44	0.86	0.96
Edr-29	CDN-GS-5G	Cdn Resource Lab	4.77	102

Table supplied by Endeavour Silver Corp.

Results of each standard are presented separately below.

Edr-27 (a gold-silver standard)

Ninety-eight samples of reference standard Edr-27 were submitted. The average values of the standard and the control charts are shown in Table 11.3 and Figures 11.6 and 11.7.

Table 11.3
Laboratory Performance on Standard Edr-27

Element	Average Grade of Samples Submitted	Accepted Value of Standard
Au (g/t)	1.36	1.38
Ag (g/t)	79.7	79.3

Table supplied by Endeavour Silver Corp.

Figure 11.6
Control Chart for Gold Assays from the Standard Reference Sample Edr-27

Figure 11.7
Control Chart for Silver Assays from the Standard Reference Sample Edr-27

All but two of the values for gold and all of the values for silver were within the control limits of the standard.

Edr-29 (a gold-silver standard)

One hundred and ninety-five samples of reference standard Edr-29 were submitted. The average values of the standard and the control charts are shown in Table 11.4 and Figures 11.8 and 11.9.

Table 11.4
Laboratory Performance on Standard Edr-29

Element	Average Grade of Samples Submitted	Accepted Value of Standard
Au (g/t)	4.81	4.77
Ag (g/t)	98.3	101.8

Table supplied by Endeavour Silver Corp.

Figure 11.8
Control Chart for Gold Assays from the Standard Reference Sample Edr-29

Figure 11.9
Control Chart for Silver Assays from the Standard Reference Sample Edr-29

All but two of the values for gold and all of the values for silver were found to be within the control limits of the standard.

Check Assaying

A total of 328 pulp samples from the 2012 surface drilling were selected and submitted to BSI-Inspectorate. The scatter diagrams for check assays are shown Figures 11.10 and 11.11.

Figure 11.10
Scatter Diagram of the Gold Check Samples

Figure 11.11
Scatter Diagram of the Silver Check Samples

Correlation coefficients are high (>0.96) for both gold and silver, showing excellent overall agreement between the original ALS-Chemex assay and the BSI-Inspectorate check assay.

11.4      MICON OVERALL COMMENTS

Micon has reviewed Endeavour Silver’s ongoing QA/QC program with respect to both the underground and surface drilling programs. Micon believes that the QA/QC programs conducted by Endeavour Silver follow the current industry standards and CIM best practice guidelines and, therefore, that the results can be used in conducting resource and reserve estimates for the Bolañitos Project.

The ALS Laboratory is assessed against the international standard EN ISO/IEC 17025:2005 and is independent of Endeavour Silver.

12.0      DATA VERIFICATION

Micon made several site visits during the periods September 2 to 5, 2008, November 16 to 18, 2009, November 17 to 20, 2010, October 11 to 14, 2011 and, most recently, from October 2 to 4, 2012. Charley Murahwi represented Micon on all the site visits to the Bolañitos Property. In addition, Catherine Dreesback accompanied Mr. Murahwi during the visit in 2011 and Alan San martin accompanied Mr. Murahwi during the visit in 2012.

During all site visits, Micon completed the following validation tasks:

  Review of the property geology and the state of geological/mineralization knowledge.

  Review of the evaluation/exploration practices, specifically drilling, underground channel sampling, drill core handling and sampling procedures and sample security arrangements.

  Review of the on-site laboratory facilities.

  General review of QA/QC protocols, monitoring reports and charts.

  Review of database integrity/back-up and storage procedures.

12.1      STATE OF GEOLOGICAL /MINERALIZATION KNOWLEDGE

Endeavour Silver site geologists base their resource geological model on a clear understanding of the geology of the deposit. That understanding comes from the intelligent interpretation of accurate observations of surface exposures and underground and exposures, and inspection of drill core. Testing of the geological model is achieved through a thorough review of the geological mapping of the surface exposures and underground openings, as well as auditing the logging and recording of geological observations from drill holes. Endeavour Silver conducts underground development and continuous back mapping to guide the development and sampling crews and to facilitate the interpretation of the sampling results.

The surface exploration team efforts have been recently enhanced by the use of drill core orientation techniques which provide vital information on geological structure and mineralization continuity, influencing the geological model used in the resource estimation.

Following its reviews, Micon is satisfied that the geology teams at Bolañitos Project continue to demonstrate a good understanding of the geology and mineralization controls which have an important bearing on resource estimates and the on-going geological interpretations. Thus, the resource estimation process is well supported by a good geological/mineralization model.

The performance of Endeavour Silver’s exploration division is commendable for injecting life into the Bolañitos Project operation from a zero reserve situation in 2008 to substantial resources and reserves in 2010/2011. The most notable of the successes is in the Lucero-Karina-Fernanda-Daniela-Lana area, where a multi-disciplinary exploration approach involving geochemistry, geological mapping and geophysics led to significant discoveries in a highly efficient manner. The interpretative skills of the exploration team led to the early recognition of the Lucero vein system at surface (Figure 12.1), whilst following up on geochemistry anomalies.

Figure 12.1
Signature of the Lucero Vein at Surface

The mining division has responded well to the challenge of converting the newly discovered resources into reserves. This is evidenced by the rapid development of infrastructure put in place within a year to delineate and exploit the Lucero and related vein systems (Figure 12.2).

Figure 12.2
Lucero Portal to the New Ramp System Connecting to the Bolañitos Shaft System

12.2      REVIEW OF EXPLORATION PRACTICES

The drilling procedures as observed by Micon are in accordance with the current CIM Exploration Best Practice Guidelines. On the drill site (Figure 12.3), surveys are conducted to obtain collar coordinates, elevation of the site and its surroundings, inclination and azimuth of the drill hole. This is important for accuracy in the production of maps, sections and plans. As drilling progresses, the inclination and azimuth of the drill hole are monitored by conducting down-hole surveys. As the targeted drill hole depth is approached, the hole is surveyed using a Reflex down-hole survey instrument in multi-shot mode.

Endeavour Silver aims for HQ and NQ core sizes for surface and underground drilling, respectively. The bigger the sample, the more representative it is. The slightly smaller underground core is due to the lower capacity of the rigs as compared to surface rigs. Core logging is by bar-coding systems with a minimum of descriptive content. This is good practice and is to be commended as it provides a check list, minimizes data transcription errors and assists in maintaining consistency in logging.

Figure 12.3
Drill Rig Site at the Lucero-Karina-Fernanda-Daniela Area

In summary, the quality of Endeavour Silver’s drilling results is assured by good survey control, NQ and HQ core sizes which yield representative samples, good core recoveries which yield whole intercepts in targeted potential ore zones, and target intersection angles as near to perpendicular as possible. The core storage facilities at Bolañitos are well protected by a high level security fence and are located in an area under 24-hour surveillance by security personnel. This arrangement rules out any possibility of tampering with the drill cores. The core storage facilities at Bolañitos are depicted in Figure 12.4.

Figure 12.4
Bolañitos Core Storage Facility

Renewed underground exploration effort in the Cebada section of Bolañitos Project is yielding positive results due to an improved understanding of the genetic aspects of the Vein Madre, as described in Section 10.

12.3      ON-SITE LABORATORY INSPECTION

Micon carried out inspections of the laboratory complex at Bolañitos Project on each site visit to monitor continuous improvement in its performance. Particular attention was given to the sample preparation room shown in Figure 12.5, to ensure minimal contamination between samples. The laboratory remains a small typical mine laboratory with capabilities limited to dealing mainly with mine production samples. Most of the analyses done are fire assays with AA finish. Although the laboratory is small and not yet ISO certified, it is actively participating in round-robin exercises and conducts check analyses on behalf of its sister laboratory at Guanaceví. In Micon’s opinion, the laboratory’s in-house QA/QC protocols are sufficient to ensure reliable assay data for production purposes. Endeavour Silver still utilizes external ISO certified laboratories for much of its analytical work involving exploration projects, enhancing the credibility of the assay database for new prospective production additions to the mine.

Figure 12.5
Sample Preparation Room at the Laboratory Complex at Bolañitos Project

12.4      MONITORING REPORTS AND CONTROL CHARTS FOR QA/QC SAMPLES

Micon’s analysis of the monitoring reports confirms that adequate control samples incorporating certified reference material, blanks and duplicates have been used to ensure accuracy of the analytical database. In instances where standards failed, appropriate investigations were conducted and re-assaying was undertaken whenever it was deemed necessary. Micon did not identify any flaws in the monitoring of control samples.

12.5      REVIEW OF THE DATABASE

Endeavour Silver’s data are stored in digital format but, for both internal and external audit purposes, hard copy output of raw and interpreted data in the form of tables, plans and sections is readily available.

Micon conducted audits of the database at Endeavour Silver’s exploration office in Durango in September, 2008, November, 2009, November, 2010 and October, 2011 and October, 2012. The audits comprised a review of the database construction, and the categories of information contained in it, to ensure that all the data necessary for the proper estimation of the resources have been assembled, and that data relating to all key geological and physical features can be accessed individually or in groupings.

As a means of verification, Micon inspected various prints and plots from the database to ensure that the output is sensible. Micon noted that Endeavour Silver ensures and maintains a clean database by imposing restricted access to the database files and established that in all respects the database is kept in good order and updated regularly.

In line with Micon’s previous recommendation, Endeavour Silver has reviewed its security measures for the ultimate protection of the database against destruction by fire, theft or electronic failure. In addition to acquiring an appropriate storage safe, a backup is kept off site. This is consistent with good housekeeping practice which generally requires regular backups of electronic data with at least one up-to-date copy being maintained off site.

The mining division has achieved commendable progress in moving towards computerization, as 3D models of the deposits are now being produced commencing from about mid-2011. To enhance this capability, the mine planning department has been equipped with the Vulcan mining software.

12.6      PHYSICAL INSPECTION OF DRILL CORES, RESOURCE AND RESERVE BLOCKS

During all site visits, Micon reviewed several drill holes and did partial validation of assays by comparing assay results with the intensity of mineralization in drill hole intercepts. Micon is satisfied that logging procedures and quality conform to high industry standards. For the October, 2011 site visit, all the drill cores reviewed were from the Daniela, Karina, Belén, La Joya and Vein Madre veins. The exploration teams both off- and on- mine have been able to site drill holes with good precision, resulting in impressive drill intercepts. An example of one of the recent intercepts with a true thickness of 5.59 m averaging 121 g/t Ag and 3.82 g/t Au is depicted in Figure 12.6.

During the October, 2012, site visit, Micon was able to inspect most of the resource and reserve blocks that contribute to the December 15, 2012 resource and reserve estimates. Of particular importance to Micon were verification of the adequacy of the sampling/drilling density of the resource and reserve blocks and the accessibility of the proven reserve blocks. On the basis of this review, Micon was able to audit Endeavour Silver’s classification of the resources and the reserves.

Other aspects of the underground visits were the opportunity to see and verify the intensity of mineralization in areas being mined (Figure 12.7 and to observe and discuss geological mark-up procedures and mining methods. A tour of the mill was also undertaken.

Figure 12.6
Half Split Drill Core of Hole KA-21 Showing Mineralization in the Karina Vein

Figure 12.7
Exposure of the Lucero Vein Underground at the Bolañitos Mine

12.7      RESOURCE/RESERVE DATABASE VERIFICATION

Endeavour Silver provided Micon with a digital database in MS Excel format and wire-frames of the resource/reserve areas. Micon’s database verification included comparing assays in the database with the original assay certificates, review of down-hole deviation survey data and checking for discrepancies in lithology codes.

12.8      MICON CONCLUSIONS

Based on the data verification performed, Micon is satisfied that the database was generated in a credible manner and that it is respresentative of the mineralization encountered at the Bolañitos Project and, therefore, suitable to support mineral resource estimation.

The ALS Laboratory used by Endeavour Silver is assessed against the international standard EN ISO/IEC 17025:2005 and is independent of Endeavour Silver.

13.0      MINERAL PROCESSING AND METALLURGICAL TESTING (CHECK TO SEE IF UPDATED NEEDED FOR 2012 DATA)

In 2011, G&T Metallurgical Services Ltd. (G&T Metallurgical) conducted a metallurgical test program on 48 kg of concentrate produced from two mine sites, Cebada and Bolañitos, to attempt to improve on the overall silver and gold extraction results from the concentrator. The objective of the testing was to improve on the current 88% silver and 95% gold extraction values.

The shipment to G&T Metallurgical included two samples from the Cebada and Bolañitos concentrates, from which a composite sample was created by combining 20% of the Cebada material with 80% of the Bolañitos sample.

Intensive cyanide bottle roll leach tests on the Cebada sample, which had grades of about 8,400 g/t silver and 85 g/t gold, resulted in 24 hour extractions averaging 87% silver and 55% gold. Longer retention times proved to be detrimental in gold extraction, as data suggests that the sample is preg-robbing by nature.

With a total organic carbon feed grade of 2.7%, it was only after a CIL (carbon-in-leach) procedure was applied that the final gold extraction could be improved to almost 80%.

Under similar test conditions, the Bolañitos sample, on average, showed poorer silver extractions than Cebada, extracting 73% of the feed silver, but better gold extractions than Cebada, extracting 93% of the feed gold.

The results from the intensive cyanide bottle roll tests on the blend composite varied somewhat, even though conditions were kept fairly constant. After 72 hours, the silver extractions ranged from 90 to 98%, while the gold extractions ranged from 83 to 96%. The lime and sodium cyanide consumptions, on average, were about 0.5 and 32 kg/t, respectively.

Though G&T Metallurgical did manage to achieve improved overall silver and gold extractions, the results were not easily duplicated. There are still several leaching variables that need to be optimized, and Endeavour Silver believes that a more detailed cyanide leaching program need to be conducted to complete optimization and improve upon the repeatability of metallurgical performance. The testing will continue through 2013, both at the Guanaceví metallurgical laboratory and at the G&T Metallurgical laboratory in Kelowna.

14.0      MINERAL RESOURCE ESTIMATES

14.1      GENERAL

The mineral resource estimate has been produced and classified using the November, 2010 CIM standards and definitions for estimating resources, as required by Canadian National Instrument 43-101 101.

The process of mineral resource estimation includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, Micon does not consider them to be material. This observation also applies to the mineral reserve estimate discussed in Section 15.

The December 15, 2012 mineral resource/reserve estimate of the producing mines and audit of the resources in the exploration areas on the Bolañitos Property supersede the December 31, 2011, resource estimate and audit which was published in the March 30, 2012 Technical Report.

14.2      CIM MINERAL RESOURCE DEFINITIONS AND CLASSIFICATIONS

All mineral resources presented in a Technical Report must follow the current CIM definitions and standards for mineral resources and reserves. The latest edition of the CIM definitions and standards was adopted by the CIM council on November 27, 2010, and includes the resource definitions reproduced below:

“A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.”

“The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors. The phrase “reasonable prospects for economic extraction” implies a judgment by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. A Mineral Resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable. These assumptions must be presented explicitly in both public and technical reports.”

“Inferred Mineral Resource”

“An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.”

“Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be up-graded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies.”

“Indicated Mineral Resource”

“An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.”

“Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project. An Indicated Mineral Resource estimate is of sufficient quality to support a Preliminary Feasibility Study which can serve as the basis for major development decisions.”

“Measured Mineral Resource”

“A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.”

“Mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such that the tonnage and grade of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit

14.3      DECEMBER 15, 2012 MINERAL RESOURCE ESTIMATE

14.3.1   Mineral Resource Statement

The Measured and Indicated mineral resources for the Bolañitos Project as of December 15, 2012 are summarized in Table 14.1. The resources are exclusive of the mineral reserves.

Table 14.1
December 15, 2012 Measured and Indicated Mineral Resource Estimate, Bolañitos Project

Property	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)	Silver Eq (oz)
Measured
Cebada	3,000	158	0.81	15,200	100	20,200
Asuncion	24,000	80	0.80	61,700	600	91,700
Karina
Daniela V1	-	-	-	-	-	-
Daniela V2	134,000	155	2.07	667,800	8,900	1,112,800
Daniela HW	69,000	190	2.57	421,500	5,700	706,500
Daniela FW	-	-	-	-	-	-
Daniela	323,000	155	2.98	1,609,600	30,900	3,154,300
	-	-	-	-	-	-
Sub-total Measured	553,000	156	2.60	2,775,800	46,200	5,085,800
Indicated
Cebada	178,000	152	0.92	869,900	5,300	1,134,900
Bolañitos	124,000	141	1.19	562,100	4,700	797,100
Asuncion	48,000	80	1.00	123,500	1,500	198,500
Lucero	15,000	149	1.95	71,900	900	116,900
Daniela V1	157,000	184	3.43	928,800	17,300	1,793,800
Daniela V2
Daniela HW	186,000	190	2.57	1,136,200	15,400	1,906,200
Daniela FW	49,000	190	3.17	299,300	5,000	549,300
Fernanda	135,000	90	1.84	390,600	8,000	790,600
La Joya	131,000	126	1.06	530,700	4,500	755,700
Fw Lana	44,000	187	1.43	264,500	2,000	364,500
Plateros	37,000	114	2.78	135,600	3,300	300,600
Lana	418	157	1.24	2,100		2,100
Belén	368,000	91	2.14	1,076,700	25,300	2,341,700
Sub-total Indicated	1,472,418	135	1.97	6,391,900	93,200	11,051,900
Total Measured + Indicated	2,025,418	141	2.14	9,167,700	139,400	16,137,700

The Inferred mineral resources for the Bolañitos Project as of December 15, 2012 are summarized in Table 14.2. The resources are exclusive of the mineral reserves.

Table 14.2
December 15, 2012 Inferred Mineral Resource Estimate, Bolañitos Project

Property	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)	Silver Eq (oz)
Cebada	371,000	169	1.06	2,105,800	12,600	2,645,800
Bolañitos	140,000	141	1.19	634,700	5,400	904,700
Asuncion	24,000	80	1.0	61,700	800	101,700
Lucero	144,000	149	1.95	689,800	9,000	1,139,800
Karina
Daniela V1	173,000	184	3.43	1,023,400	19,100	1,978,400
Fw Lana	16,000	108	1.44	55,600	700	90,600
Plateros	78,000	127	2.22	318,500	5,600	598,500
Lana	188,000	167	1.20	1,009,700	7,200	1,369,700
Fernanda	125,000	80	1.65	321,500	6,600	651,500
La Joya	83,000	111	0.62	296,200	1,700	381,200
Belén	120,000	83	1.73	320,200	6,700	655,200
Golondrinas	47,000	141	1.98	212,900	3,000	362,900
San Francisco	53,000	99	2.99	168,700	5,100	423,700
Periquitas	33,000	241	1.57	255,700	1,700	340,700
Total	1,595,000	144	1.66	7,384,400	85,200	11,644,400
1.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

2.

There has been insufficient exploration to define the inferred resources as an indicated or measured mineral resource. It is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

Micon believes that at present there are no known environmental, permitting, legal, title, taxation, socio-economic, marketing or political issues which could adversely affect the mineral resources estimated above.

14.3.2      Assumptions and Parameters

The mineral resource estimate is based on the following assumptions and parameters:

  Minimum mining width – 2 m.

  Silver equivalent – 50:1, based on prices of US $1,550 per ounce for gold and US $31 per ounce for silver.

  Cut-off grade – 100 g/t silver equivalent.

14.4      MINERAL RESOURCE ESTIMATION PROCEDURES

14.4.1   Grade Capping of High Grade Assays

Endeavour Silver developed basic statistical parameters for raw silver and gold assays. The parameters indicated that the data are positively skewed and that it was necessary to limit the influence of high outlier assays. To determine the appropriate capping value for each zone, lognormal probability plots and cumulative frequency plots were examined, and the capping value was based on the cumulative probability of approximately 95% for each zone (Table 14.3).

Table 14.3
Summary of Sample Capping Grades for the Various Veins at Guanajuato

Area	Gold (g/t)	Silver (g/t)
Cebada (CU holes area)	0.93	195
Cebada (3785 (Robbins #5) zone only)	3.68	259
Lucero	15.00	750
Bolañitos	15.00	550
Karina	15.00	900
Daniela	15.00	900
Belén (including Hw Belén)	8.08	382
La Joya	4.47	969
Fw Lana	2.87	481
Plateros	5.62	165

14.4.2   Tonnage

The Bolañitos Project uses a specific gravity of 2.5 to estimate tonnage. This is considered reasonable for this type of deposit and is based on a number of tests on samples collected from the Bolañitos Project.

14.4.3   Resource and Grade Estimation

For the year ended December 15, 2012, two different methodologies have been employed for the estimation of resources for the Bolañitos Project, as described below.

14.4.3.1 2D Polygonal Resource Estimates

The 2D polygonal method is based on the use of a longitudinal section to estimate the mineral resources and reserves. This method has been used herein for estimating the resources in the Belén, Hanging Wall Belén, La Joya, Hanging Wall La Joya and Plateros viens.

Mineral resource blocks are defined by drawing a polygon around each drill intercept on a longitudinal section. Before a polygon is drawn, the intercept must be above the established cut-off grade and meet the 2 m minimum width criterion. A 25 m projection from the centroid of the drill intercept is then made for indicated resource blocks. When the continuity of mineralization is determined, an additional 25 m projection is made for inferred resources. Block volumes are estimated by drawing each block area on a longitudinal section and measuring this area using AutoCAD. The area of the block is then multiplied by the average horizontal width of the composited drill intercept to estimate the volume.

The 2D classic polygonal method is appropriate in areas tested by a limited number of drill holes/samples and has been successfully used by Endeavour Silver’s exploration division in the last couple of years, as evidenced by the extent to which indicated resources were quickly upgraded into reserves.

The resources for the Fernanda vein have been carried forward from 2011; those for the Belén, Plateros and La Joya veins have been estimated by Endeavour Silver this year using the polygonal method. The estimates have been verified by Micon. Figures 14.1 through 14.4 are longitudinal sections showing the current resources estimated for the Belén, Hanging Wall Belén, La Joya and Hanging Wall La Joya veins.

Figure 14.1
Longitudinal Section showing the Resources for the Belén Vein

Figure 14.2
Longitudinal Section showing the Resources for the Hanging Wall Belén Vein

Figure 14.3
Longitudinal Section showing the Resources for the La Joya Vein

Figure 14.4
Longitudinal Section showing the Resources for the Hanging Wall La Joya Vein

14.4.3.2 Block Modelling and Inverse Distance Weighting Method

Resources for the Cebada, Bolañitos, Daniela, Karina and Lucero sections of the Bolañitos Project were estimated by Micon in January/February, 2012 using the 3D modelling technique and the inverse distance cubed methods (ID3) weighting method. The database comprised underground chip channel samples and diamond drill holes.

The block models were based on wireframes/solids provided by Endeavour Silver for the Bolañitos, Lucero, Karina and Daniela veins and Vein Madre. The block model descriptions are as follows:

(a) Bolañitos, Lucero, Karina and Daniela

The block model of the four veins covers a 3D volume in UTM coordinates from 257800 to 259000 east, 2328800 to 2330100 north, and 1,900 m to 2,400 m elevation. The lower limit was defined by the influence of the deepest drill hole. The upper limit representing the topography and top of bedrock was generated from the digital elevation model (DEM).

Based on the geometry of the deposit and drill hole spacing, a parent block size of y = 2 m, x = 2 m and z = 2 m was selected to fill the mineralization envelope. Partial percents were used at the solid/mineralization envelope boundary to get an accurate volume representation. A volume check of the block model versus the mineralization envelopes revealed a good representation of the volumes of the four solids

(b) Vein Madre (Cebada)

The block model of the Vein Madre covers a 3D volume in UTM coordinates from 263600 to 264260 east, 2329600 to 2330420 north, and 1,430 m to 1,950 m elevation. The lower limit was defined by the influence of the deepest drill hole. The upper limit representing the topography and top of bedrock was generated from the digital elevation model (DEM).

Based on the geometry of the deposit and drill hole spacing, a parent block size of y = 2 m, x = 2 m and z = 2 m was selected to fill the mineralization envelope. Partial percents were used at the solid/mineralization envelope boundary to get an accurate volume representation. A volume check of the block model versus the mineralization envelope revealed a good representation of the volumes of the solid.

The search parameters applied for grade interpolations are based on variographic analysis and are summarized in Table 14.4. Pass 1 is based on the range of influence of the average variogram of the veins. The remaining passes are roughly multiples of the ranges of the first pass, in increasing order.

Table 14.4
Search Ellipsoid Parameters for the Guanajuato Resource Models

Variable	Pass 1	Pass 2	Pass 3	Pass 4
x	25	50	150	300
y	25	50	150	300
z	25	50	150	300
Minimum # Samples	6	6	6	2
Minimum # Drill Holes	3	3	3	1
Maximum Samples/Drill Hole	2	2	2	2

The interpolated models were loaded into custom Excel spreadsheets for tabulation. The Excel spreadsheets applied dilution and tabulated the resources based on the specified cutoff. Each block was first diluted to a 1.5 m minimum mining width and then had additional overbreak dilution applied.

Drill hole intercept data were composited over the geological width of the vein. Grade estimation was done using an inverse distance interpolator with a power of 3 and an isotropic search. The minimum number of samples used in the grade estimation of a block was 2 and the maximum 8.

14.4.3.3 December 15, 2012 Resource Estimates

For the period ended December 15, 2012, no new models were deemed necessary, due to the insignicicance of new data. Thus, the resources for the mining areas, (i.e. Cebada, Bolañitos, Daniela, Karina and Lucero) as at December 15, 2012, have been estimated by Micon by deducting the resources converted into reserves during 2012 from the original total resources previously estimated in February/January, 2012. Similarly, resources for the Lana vein, which were estimated by Endeavour Silver in February, 2012, using the polygonal method and subsequently audited by Micon, have been updated by deducting the resources converted into reserves during 2012.

Resources for the exploration areas (Fernanda and Golondrinas) have been carried forward from the December 31, 2011, estimates, as there has been no change since that time. Resources for the Asuncion, Belén, Fw Lana and Plateros veins have been estimated by Endeavour Silver using the polygonal/sectional method, and have been subsequently audited by Micon.

14.4.3.4 Classification

Mineral resources were classified on the basis of the location of blocks relative to the data used to interpolate the block grade according to the following criteria:

  Measured mineral resources apply to those resource blocks where grade, density, shape and physical characteristics are so well established to allow the appropriate application of technical and economic parameters, to support production planning. For a resource based on chip/channel sample data, Measured resources are projected up to 10 m from sample data or halfway to adjacent data points, which ever is less. For a resource defined by drilling only, Measured resources are based on drill intercepts spaced at between 10 and 25 m depending on the structural complexity and geological continuity.

  Indicated mineral resources refer to those resource blocks/areas where the geological framework, continuity and grade of mineralization are sufficiently understood to support a preliminary feasibility study which will serve as the basis for major development decisions. For the mining operations, this is applicable to those blocks which have had the historical mine sampling superseded by Endeavour Silver’s subsequent channel sampling programs which, in conjunction with the confidence gained from the historical reconciliations, provide an acceptable level of confidence in the sample grades and resultant block estimates. All of the modelled Indicated resource blocks for the existing operations are within a maximum distance of 35 m from any data point including development, chip samples or drill hole intercepts. For the exploration division’s polygonal resource estimates, a 25 m search radius is used in the definition of Indicated resources.

  Inferred mineral resources are those blocks/areas where confidence in the estimate is insufficient to enable an evaluation of the economic viability worthy of public disclosure. For the mining operations, these are outlined and estimated based on the mine’s interpretation and confidence in the historical sampling results. For the exploration division’s polygonal resource estimates, a 50 m search radius is used in the definition of Inferred resources.

15.0      MINERAL RESERVE ESTIMATES

Having established a resource estimate for the mineralization contained in the veins at the Bolañitos Project, Endeavour Silver has prepared a production schedule for the extraction of the measured and indicated mineral resources contained within readily accessible underground areas.

The reserve estimate completed by Micon is compliant with the current CIM standards and definitions specified by NI 43-101. This esimate supersedes the December 31, 2011 reserve estimate for the Guanaceví Mines Project and has an effective date of December 15, 2012.

15.1      CIM MINERAL RESERVE DEFINITIONS AND CLASSIFICATIONS

All resources and reserves presented in a Technical Report must follow the current CIM definitions and standards for mineral resources and reserves. The latest edition of the CIM definitions and standards was adopted by the CIM council on November 27, 2010, and includes the reserve definitions reproduced below.

Mineral Reserve

“Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.”

“A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.”

“Mineral Reserves are those parts of Mineral Resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the Qualified Person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and government factors. Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility. The term ‘Mineral Reserve’ need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals.”

“Probable Mineral Reserve”

“A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.”

“Proven Mineral Reserve”

“A 'Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.”

“Application of the Proven Mineral Reserve category implies that the Qualified Person has the highest degree of confidence in the estimate with the consequent expectation in the minds of the readers of the report. The term should be restricted to that part of the deposit where production planning is taking place and for which any variation in the estimate would not significantly affect potential economic viability.”

15.2      DECEMBER 15, 2012 MINERAL RESERVE ESTIMATE

15.2.1   Mineral Reserve Statement

The mineral reserves for the Bolañitos Project as of December 15, 2012 are summarized in Table 15.1.

Table 15.1
December 15, 2012 Proven and Probable Mineral Reserve Estimate

Property	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)	Silver Eq (oz)
Proven
Cebada	14,000	137	0.82	61,700	400	81,700
Bolañitos	15,000	113	1.16	54,500	600	84,500
Lucero	50,000	127	1.56	204,200	2,500	329,200
Karina	288,000	115	1.53	1,064,800	14,200	1,774,800
Daniela V1	10,000	155	4.22	49,800	1,400	119,800
Daniela V2	349,000	148	2.23	1,660,600	25,000	2,910,600
Daniela FW	-	-	-	-	-	-
Daniela HW	184,000	191	2.29	1,129,900	13,500	1,804,900
Lana	24,000	158	1.55	121,900	1,200	181,900
Stockpile	4,000	124	2.23	15,900	300	30,900
Sub-total	938,000	145	1.96	4,363,300	59,100	7,318,300
Probable
Cebada	26,000	137	0.82	114,500	700	149,500
Bolañitos	11,000	125	1.55	44,200	500	69,200
Asuncion	24,000	80	0.80	61,700	600	91,700
Karina	136,000	109	1.52	476,600	6,600	806,600
Daniela V1	82,000	164	2.94	432,400	7,800	822,400
Daniela V2	222,000	134	1.89	956,400	13,500	1,631,400
Daniela HW	131,000	146	2.48	614,900	10,400	1,134,900
Daniela FW	34,000	156	3.17	170,500	3,500	345,500
Lana	41,000	155	1.45	204,300	1,900	299,300
Sub-total	707,000	135	2.00	3,075,500	45,500	5,350,500
Total Proven + Probable	1,645,000	141	1.98	7,438,800	104,600	12,668,800

15.2.2   Mineral Reserve Parameters

The parameters used for the Guanajuato mineral reserves are as follows:

  Cut-off grade – 111 g/t silver.
  Minimum width – 2 m.
  Gold price – US $1,550 per oz.
  Silver price – US $31 per oz.
  Gold recovery (overall) – 86.2%.
  Silver recovery (overall) – 84.9%.

15.2.3   Classification

Mineral reserves are derived from measured/ indicated resources after applying the economic parameters stated above. The Bolañitos Project reserves have been derived and classified according to the following criteria:

  Proven mineral reserves are the economically mineable part of the Measured resource where development work for mining and information on processing/metallurgy and other relevant factors demonstrate that economic extraction is achievable. For Bolañitos Project, this applies to blocks located within approximately 10 m of existing development and for which Endeavour Silver has a mine plan in place.

  Probable mineral reserves are those Measured/Indicated mineral resource blocks which are considered economic and for which Endeavour Silver has a mine plan in place. For Bolañitos Project, this is applicable to blocks located a maximum of 35 m either vertically or horizontally distant from development.

16.0      MINING METHODS

16.1      MINING OPERATIONS

As of June, 2007, Endeavour Silver assumed management of day-to-day mining operations at the Bolañitos Project, in order to allow for more flexibility in the operations and to continue optimizing the costs. As of December 15, 2012, the Bolañitos Project had a roster totalling 491 employees. The mine’s operating schedule consists of three 8-hour shifts 7 days a week. The miners are skilled and experienced in vein mining and, according to Endeavour Silver, are currently not unionized. There is an incentive system in place rewarding personnel for safety and production. Technical services and overall supervision are provided by Endeavour Silver staff.

The mine employs geology, planning and surveying personnel and operates using detailed production plans and schedules. All of the mining activities are conducted under the direct supervision and guidance of the mine manager.

Figure 16.1 is a view looking northwest along the trend of the Vein Madre.

Figure 16.1
View Looking Northwest along the Trend of the Vein Madre

16.2      GROUND CONDITIONS

The ground conditions at the Bolañitos and Lucero mines are considered to be good. The rocks are competent and require no special measures for support other than occasional rock bolting and regular scaling. At the Cebada mine, the ground conditions are similar to the other mines, with the exception of the hanging wall of the deposit which is comprised of a weak, laminated graphitic shale. The weak nature of the hanging wall material requires additional rock bolting. The current cut and fill mining method is well suited to these ground conditions.

16.3      MINING METHOD

A conventional bottom-up cut and fill mining method is employed with waste rock brought in using diesel or electric loaders. The rock used to backfill the stopes is either dropped down a bore hole from surface or is generated from the waste development underground.

16.4      PRODUCTION AREAS

Table 16.1 summarizes the production from the different mining areas from January to December, 2012, and Table 16.2 summarizes the actual production versus the budgeted production for 2012.

Table 16.1
Summary of Mine Production from January to December, 2012

Mine	Description Month	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec	Average
Cebada	Silver (g/t)	133	132	128	133	138	155	140	146	132	132	138	149	137
	Gold (g/t)	0.86	0.77	0.61	0.74	0.72	1.01	0.86	0.81	0.76	0.8	0.82	1.15	0.82
	Silver (oz)	16,523	18,909	17,412	16,531	12,583	20,910	16,933	11,350	12,630	17,998	20,046	11,221	193,047
	Gold (oz)	107	110	83	92	66	136	104	63	73	109	119	87	1,149
	Tonnes	3,864	4,456	4,231	3,866	2,836	4,196	3,762	2,418	2,976	4,241	4,518	2,342	43,706
Bolañitos	Silver (g/t)	137	127	115	103	116	109	113	110	117	109	120	105	115
	Gold (g/t)	1.77	1.08	0.83	1.07	1.25	1.06	0.91	1.82	1.25	1.27	1.01	0.89	1.22
	Silver (oz)	15,747	9,154	9,081	6,322	5,889	13,597	11,782	14,090	12,609	16,148	16,100	7,901	138,420
	Gold (oz)	203	78	66	66	63	132	95	233	135	188	136	67	1,462
	Tonnes	3,575	2,242	2,456	1,909	1,579	3,880	3,243	3,984	3,352	4,608	4,173	2,341	37,342
Lucero Ramp	Silver (g/t)	160	169	163	149	142	147	149	137	139	143	144	149	148
	Gold (g/t)	1.93	1.62	1.69	1.49	1.53	1.52	1.49	1.19	1.44	1.63	1.42	1.5	1.52
	Silver (oz)	113,438	106,817	131,648	133,534	136,611	115,512	121,553	153,150	160,793	173,126	172,901	105,675	1,624,757
	Gold (oz)	1,368	1,024	1,365	1,335	1,472	1,194	1,216	1,330	1,666	1,973	1,705	1,064	16,713
	Tonnes	22,052	19,659	25,121	27,875	29,923	24,441	25,374	34,770	35,980	37,656	37,346	22,059	342,256
Asuncion	Silver (g/t)							100	102	102	87	86	81	92
	Gold (g/t)							0.87	0.96	1.11	2.38	1.59	3.26	1.78
	Silver (oz)							3,225	8,421	8,644	8,900	11,004	6,295	46,490
	Gold (oz)							28	79	94	243	203	253	902
	Tonnes							1,003	2,568	2,636	3,182	3,980	2,417	15,786

Table provided by Endeavour Silver Corp.

Table 16.2
Summary of 2012 Budget versus Actual Production for the Bolañitos Project

Area	Description	Budget	Actual	Variance	Actual as % of Budget
Plant	No. of Days	342	364	22	106%
	Tonnes of Ore	453,400	434,613	-18,787	96%
	Silver Grade (g/t)	146	151	5	103%
	Gold Grade (g/t)	1.87	2.25	0	120%
	Silver Recovery	84%	85.1%	0.9%	101%
	Gold Recovery	85%	87.4%	2.8%	103%
	Silver Ounces Recovered	1,798,677	1,800,759	2,082	100%
	Gold Ounces Recovered	23,062	27,528	4466	119%
Mine	No. of Days	365	365	0	100%
	Tonnes of Ore	489,304	443,938	-45,366	91%
	Silver Grade (g/t)	147	143	-3	98%
	Gold Grade (g/t)	1.9	1.5	-0.4	79%
Development	Waste Development (m)	7,047	8,492	1445	121%
	Ore Development (m)	10,017	8,234	-1783	82%
	Total (m)	17,064	16,726	-337	98%

Table provided by Endeavour Silver Corp.

17.0      RECOVERY METHODS

17.1      PROUCTION

In 2012, the Bolañitos plant produced 1,800,759 oz silver and 27,528 oz gold from 434,613 t of ore grading 151 g/t silver and 2.25 g/t gold. Silver and gold recoveries averaged 85.1% and 87.4%, respectively.

17.2      MINERAL PROCESSING

17.2.1   Bolañitos Plant Description

In 2012, the plant processed ore from the Cebada and Bolañitos-Lucero mines on a campaign basis.

The process plant is a conventional flotation plant which appears to be well suited to the campaign processing of different ore types. The process flowsheet is illustrated in Figure 17.1. The primary jaw crusher receives ore from the mines in the size range 250 to 375 mm. After the primary crusher, there are two ore bins each with a 450 t capacity. The presence of the bins allows different ore types to be crushed and stored independently, thus optimizing the plant availability and reducing change over time.

Secondary cone crushing takes the ore size down to 50 mm in size after which the tertiary crusher reduces it further to 9-10 mm. After the tertiary crusher, there is a second set of two ore bins, each with a 120 t capacity that adds to the plant flexibility. The conveyor belt below the tertiary crusher bins is fitted with a weightometer which is regularly checked and re-calibrated by the plant operators. Also at this point, manual samples are regularly taken to determine the plant head grade.

Two ball mills grind the material down to 65% passing 74 microns, after which it is subjected to conventional flotation in column and tank cells. Automatic samplers are in place to take samples of the tailings and concentrate. A single concentrate is produced which grades around 11.61 kg/t silver and 169 g/t gold. The concentrate is dewatered in a conventional thickener followed by filtration and drying in a warm air drier (gas drier).

At the maximum processing rate of 1,200 t/d, the plant can produce around 5 to 13 t/d of concentrate which is then trucked to Endeavour Silver’s plant in Guanaceví, Mexico, where it is added to the mill stream for production of doré.

Operations at the plant in 2012 had an average recovery of 87.4% for gold and 85.1% for silver. The campaign milling allows for each ore type to have different reagent dosages and for separate metallurgical balances to be carried out.

Figure 17.1
Bolañitos Plant Process Flowsheet

17.3      BOLAÑITOS PLANT METALLURGICAL BALANCE

To generate the metallurgical monthly balance and also for the control of quality at the plant, key points of the process circuit are sampled:

  Head grade - taken from the conveyor which feeds the milling circuit.

  Wet head grade - taken from the pulp that feeds the flotation circuit.

  Concentrate grade - taken from the pulp of the final product that goes to the thickening stage.

  Tails grade - taken from the pulp sent to the tailings facility.

The samples are prepared and analyzed at the Bolañitos mine laboratory, where a report is generated each day that contains the gold and silver grades for each sample on each shift. There are 3 shifts of 8 hours at the plant. The laboratory also measures the moisture content of the samples in order to calculate the dry tonnes.

A metallurgical balance for the concentrates is generated each shift using the gold grade, silver grade, percent moisture and the tonnage which is registered by the weightometer on the belt that feeds the grinding circuit.

In addition to the above, after filtering and drying, the concentrate is stored and samples are taken for grade and moisture content. The daily calculated and accumulated balance is checked against the mass of concentrate produced.

The daily metallurgical balance forms the basis of the monthly reconciliation report. The monthly reconciliation is reviewed by senior staff and cross-checked against the mass and grade of concentrate samples taken from the dried concentrate.

17.4      TAILINGS CONTAINMENT

Endeavour Silver, in 2007 and 2008, expanded the tailings facility with the work concentrated on raising the downstream embankment and developing the diversion tunnel.

In 2011, Endeavour Silver continued to expand the tailings facility, with the work continuing in 2012, to provide sufficient tailings storage capacity for the next five to six years.

18.0      PROJECT INFRASTRUCTURE

Endeavour Silver has all of the necessary mine and mill infrastructure to operate the Bolañitos Project efficiently and to all regulatory standards imposed by the various government agencies.

18.1      MINE PUMPING, VENTILATION AND ELECTRICAL

At the Bolañitos Project, only a limited amount of ground water is encountered, with each mine containing a principal sump that sends the water to surface. Underground settlers/sumps ensure that the water pumped to surface is largely free of solids. During development, further dewatering facilities are provided to pump any ground water and mine service water to the water treatment facility. Dewatering lines are advanced with the main ramp development.

At the Bolañitos mine, eight raise boreholes were developed to improve the ventilation during progressive periods of the mine development. Five of the raises were developed for the Bolañitos vein and the others were developed for the Lucero vein areas.

The principal mine ventilation for the Bolañitos vein areas is provided by a 45,000 cubic feet per minute (cfm) exhaust fan that was installed in borehole number one, with the fresh air drawn down the ramp and through the other four boreholes of the area. At the Lucero ramp, a single 100,000 cfm exhaust fan was installed in borehole number eight, with the fresh air drawn in through the ramp and the other two boreholes, as in Bolañitos vein area. These systems achieve the ventilation requirements which are based on the amount diesel equipment running at any time.

Secondary ventilation is by conventional axial-vane mine fans that are from 24 to 36 inches in diameter and 25 HP to 50 HP. These fans blow ventilating air into the working headings through ducting that is the same diameter as the accompanying fan.

The electrical power for the mine is distributed by a series of substations connected to the public power grid. Electric power arrives at the mine sites via 13.2 kV overhead transmission lines. Table 18.1 summarizes the location and capacity of the transformers installed in the Bolañitos Project:

Table 18.1
Summary of the 2012 Electric Installations at the Bolañitos Project

Area	Location	Transformer Capacity (kVA)	Power Input (V)	Power Output (V)
Plant	Surface	750	13,200	440
	Surface	1,000	13,200	440
	Surface	500	13,200	440
Lucero Ramp	Surface	1,000	13,200	2,300
	Surface	750	13,200	440

Area	Location	Transformer Capacity (kVA)	Power Input (V)	Power Output (V)
Bolañitos Mine	Surface	750	13,200	2,300
	Surface	750	13,200	440
Cebada Mine	Surface	1,000	13,200	2,300
	Surface	300	2,300	440
	Underground	200	2,300	440
	Underground	150	2,300	440
	Underground	300	2,300	440
	Underground	150	2,300	440
	Underground	225	2,300	440
San Elias	Surface	500	13,200	2,300
	Surface	225	13,200	440
	Underground	200	2,300	440
Santa Rosa	Surface	500	13,200	440
Asunción	Surface	500	13,200	2,300

Table supplied by Endeavour Silver Corp.

19.0      MARKET STUDIES AND CONTRACTS

Endeavour Silver produces doré silver-gold bars which it then ships for further refining. Silver and gold are widely traded commodities in world markets and Endeavour Silver has not conducted any market studies. Due to the size of the bullion market and the above-ground inventory of bullion, Endeavour Silver’s activities will not influence silver prices. The doré produced by Endeavour Silver’s at its mines is further refined by third parties before being sold as bullion (99.99% pure silver). To a large extent, silver bullion is sold at the spot price.

Table 19.1 summarizes the high and low average annual London PM gold and silver price per ounce from 2002 to 2012.

Table 19.1
Average Annual High and Low London PM Fix for Gold and Silver from 2002 to 2012
(prices expressed in US$/oz)

Year	Gold Price			Silver Price
	High	Low	Cumulative Average	High	Low	Cumulative Average
2000	312.70	263.80	279.11	5.45	4.57	4.95
2001	278.85	255.95	271.04	4.82	4.07	4.37
2002	349.30	277.75	309.73	4.85	4.20	4.60
2003	416.25	319.90	363.38	5.96	4.37	4.88
2004	454.20	375.00	409.72	7.83	5.49	6.67
2005	536.50	411.10	444.74	9.23	6.39	7.32
2006	725.00	524.75	603.46	14.94	8.83	11.55
2007	841.10	608.30	695.39	15.82	11.67	13.38
2008	1,011.25	712.50	871.96	20.92	8.88	14.99
2009	1,212.50	810.0	972.35	10.51	19.18	14.67
2010	1,421.00	1,058.00	1,224.53	15.14	28.55	20.19
2011	1,895.00	1,319.00	1,571.52	26.68	48.70	35.12
2012	1,791.75	1,540.00	1,668.98	37.23	26.67	31.15

Source: www.kitco.com

Over the period from 2008 to 2012, world silver price increased significantly. This had a favourable impact on revenue from production of most of the world’s silver mines, including the Bolañitos Project.

The Bolañitos Project produces a concentrate which it ships to Endeavour Silver’s Guanaceví Project in Durango for refining into doré silver-gold bars. The doré produced by the Guanaceví mill typically averages 98% silver. The doré is shipped for refining at the Peñoles Met-Mex facility in Torreón. The refined gold and silver are sold through Auramet in London, England.

Endeavour Silver has advised Micon that it has no contracts or agreements for mining, smelting, refining, transportation, handling or sales, that are outside of normal or generally accepted practices within the mining industry. Endeavour Silver has a policy of not hedging or forward selling any of its products.

In addition to its own workforce, Endeavour Silver has a number of contract mining companies working on its mine sites.

20.0      ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

20.1      ENVIRONMENTAL STUDIES AND PERMITTING

The Bolañitos plant monitors all effluents and the air quality on the site. Regular monitoring and laboratory testing are out-sourced to qualified contractors. Regular meetings are held with the local ejido and President of the Municipality of Guanajuato city to discuss areas of mutual concern.

The mill and mine recycle batteries, oils, greases, steel and aluminum.

The mine and mill have safety induction meetings and tours with all new employees and hold regular weekly half-hour safety meetings with all employees and contractor employees.

Endeavour Silver holds all necessary environmental and mine permits to conduct planned exploration, development and mining operations on the Bolañitos Project, as summarized in Table 20.1.

Table 20.1
Summary of Environmental and Mining Permits for the Bolañitos Project

Permit Type	Issuing Agency	Expiry or Renewal Date
MIA and ETJ Lucero ramp	Semarnat	Valid until 2021
MIA and ETJ waste dump facilities, access and temporary facilities in Lucero ramp	Semarnat	Valid until 2020
MIA and ETJ raise bore station in Lucero ramp	Semarnat	Permanent
MIA and ETJ waste dump facilities in Lucero	Semarnat	Valid until 2021
Process plant unique environmental licence	Semarnat	Permanent
MIA and ETJ tailings dam	Semarnat	Valid until 2018

Table supplied by Endeavour Silver Corp.

20.2      SOCIAL OR COMMUNITY IMPACT

The Bolañitos mine acknowledges its social responsibility through a community relations program, with the objective of assisting in the well-being and sustainable human development in communities adjacent to its mines. The major areas of focus and impact in the communities are related to:

  Support for education with infrastructure, talks, and training workshops for the development of skills for various activities and occupations.

  Support for the communities’ traditions, practices and customs through donations to their school, religious and/or cultural celebrations.

  Assistance for health campaigns and environmental sanitation undertakings by working together with civil society organizations, government and federal authorities.

  Working in a variety of ways to assist the communities with opportunities that allow both individuals and groups of citizens to improve their quality of life.

21.0      CAPITAL AND OPERATING COSTS

21.1      CAPITAL COSTS

In 2012, Endeavour Silver’s Bolañitos Project consisted of a modest size underground mining operation based at Cebada and Bolañitos. As 2008 was the first full year in which Endeavour Silver was in complete control of the operations, the capital outlay was higher than in previous years, as a number of improvements and up-grades were conducted on the project and some of these continued into later years. The actual 2012 and estimated 2013 capital costs for the Bolañitos Project are summarized in Table 21.1.

Table 21.1
Actual 2012 and Proposed 2013 Capital Costs for the Bolañitos Project

Item	Actual 2012 Costs (US $)	Estimated 2013 Cost (US $)
Equipment	4,847,140	4,515,210
Shaft and development	18,459,903	7,201,798
Vehicles	258,698	120,000
Various construction	1,531,547	2,900,000
Plant	6,188,342	905,000
Total	31,285,630	15,642,008

Table provided by Endeavour Silver Corp.

Additional environmental expenditures of US $69,000 are budgeted for 2013.

21.2      OPERATING COSTS (UPDATE)

The cash cost of silver produced at the Bolañitos Project in fiscal 2012 was US $5.19/oz, compared to US $6.75/oz in 2011. Cash operating cost per ounce of silver is calculated net of gold credits and royalties.

The cash operating costs in 2012 averaged US $ 75.67 /t of ore processed, compared to US $ 68.15/t in 2011. Table 21.3 summarizes the 2013 estimated operating cost for the Bolañitos Project, which is budgeted at US $ 73.75/t processed.

Table 21.2
Actual 2012 and Estimated 2013 Operating Cost Estimates for the Bolañitos Project

Item	Actual 2012 Costs (US $/t)	Estimated 2013 Costs (US $/t)
Mining cost	36.87	41.35
Plant (milling) cost	27.43	20.26
Administration	11.37	12.14
Total	75.67	73.75

Table provided by Endeavour Silver Corp.

22.0      ECONOMIC ANALYSIS

22.1      INTRODUCTION

The Bolañitos Project consists of both current and former producing mines, as well as a number of exploration targets. The Bolañitos Project has continued to improve its operational parameters and production output under Endeavour Silver’s direction.

22.2      TAXES

Taxation in Canada and Mexico is often complex and varies from one jurisdiction to the other. There are numerous calculations and allowances, all of which are outside the scope of this report. However, taxes are all levied in the normal course of business. Endeavour Silver is subject to the taxing jurisdictions of Guanajuato, Mexico and Canada. Endeavour Silver represents that all taxes assessed have been paid or will be paid when due, aside from any protests or other tax relief available under law.

22.3      2013 PRODUCTION FORECAST

For 2013, Endeavour Silver is forecasting to produce 2.14 million ounces of silver and 29,532 ounces of gold from the Bolañitos Project. Plant throughput for 2013 is forecast at 592,800 t at an estimated average grade of134 g/t silver and 1.82 g/t gold. Recoveries are forecast to average 84.0% and 85.0% for silver and gold, respectively. Plant throughput is based on production from the Bolañitos, Lucero Ramp, Cabada and Asunción mines.

The property has a substantial undeveloped resource potential. Beyond 2012, Endeavour Silver believes that continued exploration and development will lead to the discovery of new resources, and Endeavour Silver actively continues acquiring rights to new properties in the Guanajuato district.

22.4      ECONOMIC ANALYSIS

Micon has not undertaken a cash flow analysis for the Bolañitos Project, since there are currently only limited mineral reserves sufficient for a short term operation.

22.5      FUTURE PRODUCTION POTENTIAL

The mine life, based on proven and probable reserves as of December 15, 2012, is less than three years at a projected production level of 1,600 t/d or 46,000 t/m for the first eight months of 2013 and 2,000 t/d or 58,000 t/m thereafter.

Given that many epithermal vein systems of this type have vertical mineralized extents ranging from 500 m to 800 m, Endeavour Silver could reasonably expect to increase its mineral resource base as more exploration is conducted. Micon believes there is a good likelihood of discovering additional resources at the Bolañitos Project.

Historically some Mexican mines and some mines worldwide have continued to operate for decades with less than two years of reserves on the books.

23.0      ADJACENT PROPERTIES

Endeavour Silver’s Bolañitos Project exists within the Guanajuato mining district which has hosted a number of past producers, some of which are located on the property. A majority of the past producers in the district are located on quartz veins which are similar or related to those located on the Bolañitos Project. However, there are no immediately adjacent properties which directly affect the interpretation or evaluation of the mineralization and anomalies found on the property.

Several other mineral properties and mines are present in the region and within the Guanajuato mining district, as illustrated in Figure 23.1. The most noteworthy is the El Cubo mine, which was purchased by Endeavour Silver from AuRico Gold Inc. in 2012. Another important land holding is the Guanajuato mines, which include the Valenciana, Cata and Reyes mines, as well as a few other land holdings in the area, held by another Canadian company, Great Panther Resources.

In addition, the Bolañitos plant also conducts custom milling and processing for a number of small mines in the Guanajuato district. The material from each mine is run through the plant in batches. These smaller mines typically exploit quartz-carbonate veins similar in character to the vein mineralization on the Bolañitos Project.

Figure 23.1
Major Land Positions Held in the Guanajuato Mining District

24.0      OTHER RELEVANT DATA AND INFORMATION)

At the writing of this report, all relevant data and information regarding Endeavour Silver’s Bolañitos Project are included in other sections of this report.

Micon is not aware of any other data that would make a material difference to the quality of this Technical Report or make it more understandable, or without which the report would be incomplete or misleading.

25.0      INTERPRETATION AND CONCLUSIONS

25.1      INTERPRETATION

Mineral resources/reserves at the Bolañitos Project have been expanding at a steady pace since 2008 and this trend continues on an upward trend into 2013. Outside of the currently known reserve/resource areas, the mineral exploration potential for the Bolañitos Project is considered to be very good. In the veins that have been partially mined and within which the resource blocks are contained, there is good potential to add to the resources by gathering information in the vicinity of these blocks and expanding them into unmined ground, such as the Fernanda vein. This could be achieved using a combination of underground drilling and further channel sampling. The block boundaries are, in many cases, only constrained by decisions as for how far a sample’s influence should be extended.

Parts of the known vein splays beyond the historically mined areas also represent good exploration targets for additional resource tonnage; however, surface drilling will be required. The concession areas contain many veins and Micon considers there to be reasonable potential of discovering new veins and splays beyond those currently mapped.

25.2      CONCLUSIONS

The Bolañitos Project resource and reserve estimates presented herein to conform to the current CIM standards and definitions for estimating resources and reserves, as required under NI 43-101 “Standards of Disclosure for Mineral Projects.” These resources and reserves provide a basis for Endeavour Silver’s ongoing mining operations at the Bolañitos Property. In Micon’s opinion, there are no significant technical, legal, environmental or political considerations which would affect the extraction and processing of the resources and reserves at the Bolañitos Project. However, mineral resources that are not mineral reserves do not have demonstrated economic viability.

Micon believes that the significant increase in reserves and resources, as compared to the previous year’s position, represents a material achievement by Endeavour Silver and a reflection of the effectiveness of the exploration concepts/techniques being applied. Tables 25.1 and 25.2 provide summaries of the estimated reserves and resources at the Bolañitos Project, as of December 15, 2012. Resources are quoted exclusive of reserves.

Table 25.1
December 15, 2012 Proven and Probable Mineral Reserve Estimate, Bolañitos Project

Category	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)	Silver Eq (oz)
Proven	938,000	145	1.96	4,363,300	59,100	7,318,300
Probable	707,000	135	2.00	3,075,500	45,500	5,350,500
Total Proven & Probable	1,645,000	141	1.98	7,438,800	104,600	12,668,800

Table 25.2
December 15, 2012 Mineral Resource Estimate, Bolañitos Project

Category	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)	Silver Eq (oz)
Measured (M)	553,000	156	2.60	2,775,800	46,200	5,085,800
Indicated (I)	1,472,418	135	1.97	6,391,900	93,200	11,051,900
Total M and I	2,025,418	141	2.14	9,167,700	139,400	16,137,700

Inferred	1,595,000	144	1.66	7,384,400	85,200	11,644,400
1.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

2.

There has been insufficient exploration to define the inferred resources as an indicated or measured mineral resource. It is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

Micon believes that the land controlled by Endeavour Silver is highly prospective both along strike and down dip of the existing mineralization and that further resources are likely to be converted into reserves with additional exploration and development.

26.0      RECOMMENDATIONS

26.1      BUDGET FOR FURTHER WORK

26.1.1   Underground Exploration

In 2013, Endeavour Silver plans to conduct a follow-up underground exploration program in the Cebada and Bolañitos areas. For the Cebada area, Endeavour Silver will continue exploring the Vein Madre structure and, in the Bolañitos area, the program is focused on increasing the information available regarding the Bolañitos, Daniela, Fernanda, Karina and Lucero veins. In addition, since the Asunción mine will start operating during 2013, it is proposed that drilling the La Luz vein will be undertaken from this mine.

The 2013 planned underground exploration program consists of 89 drill holes totalling 15,800 m. In general terms, it is intended to conduct an infill drilling program in the areas recognized as potentially economic by the regional exploration, and to explore the continuity of the known orebodies in the vertical direction, as well as along strike.

Endeavour Silver is budgeting to spend US $3,014,000, mainly on underground diamond drilling, with an estimated total cost of drilling of US $191/m. The program envisions the use of two rigs, with completion the campaign in early September, 2013.

Table 26.1 summarizes the planned 2013 underground exploration budget for the Bolañitos Project.

Table 26.1
Summary the 2013 Expenditures for the Bolañitos Project Underground Exploration Program

Project Area	2012 Underground Program			Budget (US $)
	Drill Holes	Metres	Samples
Bolañitos Sur	11	1,750	1,100	418,683
Cebada	29	5,100	2,900	822,789
Daniela	5	2,800	500	487,493
Fernanda	7	650	700	120,454
Karina	9	1,200	900	238,068
Lucero	15	2,500	1,500	418,975
Asunción	13	1,800	1,300	405,102
Overhead				102,500
Total	89	15,800	8,900	3,014,064

Table provided by Endeavour Silver Corp.

26.1.1.1 Underground Target Areas and Objectives

The objectives for each underground area are summarized in Table 26.2.

Table 26.2
Bolañitos Project 2013 Underground Exploration Targets and Objectives

Target Area	Objectives for the Exploration Program
Bolañitos Sur	Upgrade resources of Bolañitos South (DDH infill).
Reconnaissance to the south and at depth.
Cebada	Stations #1 - #2: Upgrade resources (DDH infill) and to recognize the continuity at depth.
Station #3: To explore the economic potential at depth below inferred resources.
Station #6: To explore the economic potential to the southeast.
Station #8: To explore the economic potential to the northwest.
Daniela	Reconnaissance of the continuity of the orebody at depth.
Fernanda	Upgrade resources of Fernanda (DDH infill).
Reconnaissance of the continuity of the orebody to the northwest at depth.
Karina	Upgrade resources of Karina (DDH infill).
Close the open economic area upward (northwest).
Explore at depth.
Lucero	Upgrade resources of Lucero (DDH infill).
Reconnaissance to the south-east, and at depth.
Close the open economic area upward (central area).
Asunción	Reconnaissance of the continuity of the orebody at depth.

Table provided by Endeavour Silver Corp.

26.1.2   2013 Surface Exploration

Given the success of Endeavour Silver’s surface exploration programs, it plans to continue exploration focused on following up several of the new discoveries made near its existing mining operation at the Bolañitos Project.

In 2013, Endeavour Silver plans a follow-up surface exploration program in the La Luz sub-district including the La Luz-Asunción, Belén, La Joya South and other regional targets in the Bolañitos area. The primary long-term goal of this program is to expand reserves and resources and to identify properties for potential acquisition in the Guanajuato district for future growth.

The 2013 surface exploration program is planned to include 18,000 m of core in approximately 50 surface diamond drill holes to target vein discoveries and new prospective areas, mainly in the La Luz sub-district.

Endeavour Silver is budgeting to spend US $2,594,600, mainly on surface diamond drilling, in an effort to continue to expand the resource base through exploration on its properties during 2013. The estimated total cost of surface diamond drilling is US $115/m.

Table 26.3 summarizes the planned 2013 surface exploration budget for the Bolañitos Project.

Table 26.3
Summary of the 2013 Expenditures for the Bolañitos Project Surface Exploration Programs

Project Area	2013 Surface Exploration Programs			Budget (US $)
	Drill Holes	Metres	Samples
Belén	5	1,500	350	212,200
La Luz – Asunción	20	9,000	2,000	1,270,000
La Joya South	15	4,500	1,000	635,000
Bolañitos Regional Exploration	10	3,000	1,150	477,400
Total	50	18,000	4,500	2,594,600

Table provided by Endeavour Silver Corp.

26.1.2.1 Surface Exploration Target Areas

Priority targets include surface diamond drilling at Belén, La Luz-Asunción, and La Joya South (including Tajos de Adjuntas and Juanita). A budget is also approved for exploration of any new targets generated in the Bolañitos mine area. For these targets, the programs include:

1.	Surface Drilling – 18,000 m.
	a.	Belén – 1,800 m.
	b.	La Luz – Asunción – 9,000 m.
	c.	La Joya South – 4,500 m.
	d.	Bolañitos Regional Exploration – 3,000 m.

Micon has reviewed Endeavour Silver’s proposal for further exploration on its Bolañitos Property and recommends that Endeavour Silver conducts the exploration program as proposed, subject to funding and any other matters which may cause the proposed program to be altered in the normal course of its business activities or alterations which may affect the program as a result of exploration activities themselves.

26.2      FURTHER RECOMMENDATIONS

Micon makes the following additional recommendations to assist Endeavour Silver in its exploration and resource/reserve estimation processes:

1)

Micon recommends that Endeavour Silver continues to develop a reconciliation plan for the Bolañitos Project. The ability to be able to reconcile the ore mined and milled on a stope-by-stope basis to the original estimates for the stope will be a critical factor in future resource and reserve estimations. The reconciliations will form the basis for reviewing dilution estimates, mining loss and gain estimates, and will assist in reviewing the classification categories of the resources.

2)

Micon recommends that Endeavour Silver continues to have its on-site laboratory participate in a proficiency program of round-robin laboratory testing such as the one run by CanMet. This will continue to assist the on-site laboratory in assessing its performance for one or more analytical methods independently of internal quality control. Coupled with this program, a total of between 5% and 10% of the samples submitted to the on-site assay laboratory should continue to be sent out to a secondary accredited laboratory.

3)

Micon recommends that the computerization programs planned for Bolañitos Project should be speeded up to achieve better efficiency and enable Endeavour Silver to standardize practices at all of its operations.

4)

Micon recommends that Endeavour Silver continues sending out representative samples of the various mineralized zones encountered in the drilling for bulk density determinations and that this information is used in conducting future resource and reserve estimates on the Bolañitos Project. At the same time, representative samples of the mineralized material from the various zones could be sent out for metallurgical and mineralogical testwork.

5)

Micon recommends that Endeavour Silver completes its conversion of the existing paper database to electronic form. As further data are generated from the mining, more detailed examination of the block modelling parameters should be done to develop better estimation protocols. This would help in both future exploration and in infill drilling.

6)

Micon recommends that future budgets for the operations should include modern-day technology sampling tools to improve the quality of the underground channel samples used for evaluation and thereby achieve a more accurate base for reconciliation with the mill output.

27.0      DATE AND SIGNATURE PAGE

MICON INTERNATIONAL LIMITED

“William J. Lewis”	{Signed and sealed}

William J. Lewis, B.Sc., P.Geo.
Senior Geologist	Report Date: March 28, 2013
Effective Date:December 15, 2013

“Charley Z. Murahwi”	{Signed and sealed}

Charley Z. Murahwi, M.Sc., P.Geo, FAusIMM
Senior Geologist	Report Date: March 28, 2013
Effective Date:December 15, 2013

“Alan J. San Martin”	{Signed and sealed}

Ing., Alan J. San Martin, MAusIMM (CP)
Mineral Resource Modeller	March 28, 2013
Effective Date:December 15, 2013

28.0      REFERENCES

28.1      TECHNICAL REPORTS AND OTHER PAPERS

Aranda-Gómez, J.J., and McDowell, F.W., (1998), Paleogene extension in the Southern Basin and Range Province of Mexico; syndepositional tilting of Eocene Red Beds and Oligocene volcanic rocks in the Guanajuato Mining District: International Geology Review, v. 40, p. 116–134.

Berger, B.R., and Eimon, P.L., (1983), Conceptual models of epithermal precious metal deposits, in Shanks, W.C. III, ed., Cameron volume on unconventional mineral deposits: New York, American Institute of Mining, Metallurgy and Petroleum Engineering, and Society of Mining Engineers, p. 191-205..

Buchanan, L.J., (1980), Ore controls of vertically stacked deposits, Guanajuato, Mexico: American Institute of Mining Engineers, Preprint 80-82, 26 p.

Buchanan, L. J., (1981), Precious Metal Deposits Associated with Volcanic Environments in the Southwest, Arizona Geologic Society Digest, Vol. XIV, Relations of Tectonics to Ore Deposits in the Southern Cordillera, ed. By Dickenson, W. R. and Payne, W. D..

Cerca-Martínez, M.; Aguirre-Díaz, G.J.; and López-Martínez, M., (2000), The geologic evolution of southern Sierra de Guanajuato, Mexico-A documented example of the transition from the Sierra Madre Occidental to the Mexican Volcanic Belt: International Geology Review, v. 12, no. 2, p. 131-151.

Chiodi, M.; Monod, O.; Busnardo, R.; Gaspard, D.; Sánchez, A.; and Yta, M., (1988), Une discordance anté-albienne datée par una faune d’ammonites et de brachiopodes de type téthysien au Mexique central: Geobios, no. 21, p. 125-135.

Clark, K.F., (1990), Ore Deposits of the Guanajuato District, Mexico, Mexico Silver Deposits, Society of Economic Geologists, Guidebook Series Volume 6, pp 201 to 211.

Corbett, G.J., Leach, T.M. 1996, Southwest Pacific Rim gold - copper systems: structure, alteration and mineralization. Workshop manual, 185 p.

Dávila-Alcocer, V.M., and Martínez-Reyes, Juventino, (1987), Una edad cretácica para las rocas basales de la Sierra de Guanajuato: Universidad Nacional Autónoma de México, Instituto de Geología, Simposio sobre la geología de la Sierra de Guanajuato, resúmenes, p.19-20 (abstract).

Edwards, D.J., (1955), Studies of some early Tertiary red conglomerates of central Mexico: U.S. Geological Survey, Professional Paper 264-H, p. 153–185.

Gross, W.H., (1975), New ore discovery and source of silver-gold veins, Guanajuato, Mexico: Economic Geology, v. 70, p. 1175–1189.

Hollister, F.V. (1985), Discoveries of epithermal precious metal deposits: AIME, Case histories of mineral discoveries, V.1, pp. 168

Lewis, W.J., Murahwi, C., Leader, R.J. and San Martin, A.J., (2009), NI 43-101 Technical Report, Audit of the Resource and Reserves for the Guanajuato Mines Project, Guanajuato State, Mexico, 163 p.

Lewis, W.J., Murahwi, C., Leader, R.J. and San Martin, A.J., (2010), NI 43-101 Technical Report, Audit of the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico, 162 p.

Lewis, W.J., Murahwi, C., and Leader, R.J. (2011), NI 43-101 Technical Report, Audit of the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico, 160 p.

Lewis, W.J., Murahwi, C. and San Martin, A.J., (2012), NI 43-101 Technical Report on the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico, 216 p.

Martin, P.F., (1906), Mexico’s Treasure-House (Guanajuato); An Illustrated and Descriptive Account of the Mines and Their Operations in 1906, 259 p.

Martínez-Reyes, Juventino, and Nieto-Samaniego, A.F., (1992), Efectos geológicos de la ectónica reciente en la parte central de México: Universidad Nacional Autónoma de éxico, Instituto de Geología, Revista, v. 9, p. 33–50.

Moncada, D. and Bodnar, R.J. (2012a), Fluid Inclusions and Mineral Textures in Samples from the Cebada Project Area, Guanajuato, Mexico, Private Company Report, p. 29.

Moncada, D. and Bodnar, R.J. (2012b), Identification of Target Areas for Exploration in the La Luz area, Guanajuato, Mexico, Based on Fluid Inclusions and Mineral Textures, Private Company Report, p. 30.

Moncada D, Bodnar RJ, Reynolds TJ, Nieto A, Vanderwall W & Brown R (2008) Fluid inclusión and mineralogical evidence for boiling in the epithermal silver deposits at Guanajuato, Mexico.

Ninth Pan American Conference on Research on Fluid Inclusions, Reston, Virginia, USA, H. E. Belkin, ed., p. 41.

Nieto-Samaniego, A.F.; Macías-Romo, Consuelo; and Alaniz- Alvarez, S.A., (1996), uevas edades isotópicas de la cubierta volcánica cenozoica de la parte meridional de la Mesa Central, México: Revista Mexicana de Ciencias Geológicas, v. 13, no. 1, p. 117–122.

Randall-Roberts, J.A.; Saldaña-A., E.; and Clark, K.F., (1994), Exploration in a volcano-plutonic center at Guanajuato, Mexico: Economic Geology, v. 89, p. 1722–1751.

Salas, G.P., et al, (1991), Economic Geology, Mexico, Volume P-3 of the Geology of North America, in The Decade of North American Geology Project series by The Geological Society of America, Inc., 438 p.

Southworth, J.R., (1905), Las Minas de México (Edición Ilustrada) Historia, Geologia, Antigua Mineria y Descipción General de los Estados Mineros de la República Mexicana, En Español é Inglés, 260 p.

SRK Consulting, (2008), NI 43-101 Technical Report for the Guanajuato Mines Project, Guanajuato State Mexico, Prepared for Endeavour Silver Corp, 75 p.

Telluris Consulting (2008), Structural Review of the Deposits of the Northern Guanajuato District, Mexico, Field Visit Conclusions 03-08 prepared for Endeavour Silver Corp. 23 p.

Thompson, J.E, (2007), Grade & Dilution Control (with commentary on Development, Mining Methods and Backfill), private company report on Guanajuato Mines Project for Endeavour Corp.

Vargas, J.C., et al., (1992), Geological – Mining Monograph of the State of Guanajuato, Secretaria de Energia, Minas e Industria Paraestatal, 136 p.

Williams, A., (1905), The Romance of Mining; Containing Interesting Descriptions of the Methods of Mining for Minerals in all Parts of the World, 400 p.

28.2      INTERNET SOURCES

www.kitco.com

29.0      CERTIFICATES

CERTIFICATE OF AUTHOR
WILLIAM J. LEWIS

As the co-author of this report on the Bolañitos Project of Endeavour Silver Corp., in Guanajuato State, Mexico, I, William J. Lewis do hereby certify that:

1)

I am employed, as a Senior Geologist, by, and carried out this assignment for, Micon International Limited, Suite 900, 390 Bay Street, Toronto, Ontario M5H 2Y2, tel. (416) 362-5135, fax (416) 362-5763, e-mail wlewis@micon- international.com;

2)	I hold the following academic qualifications:

B.Sc. (Geology) University of British Columbia 1985

3)

I am a registered Professional Geoscientist with the Association of Professional Engineers and Geoscientists of Manitoba (membership # 20480); as well, I am a member in good standing of several other technical associations and societies, including:

•	Association of Professional Engineers and Geoscientists of British Columbia (Membership # 20333)
•	Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories (Membership # 1450)
•	Association of Professional Geoscientists of Ontario (Membership #1522)
•	The Geological Association of Canada (Associate Member # A5975)
•	The Canadian Institute of Mining, Metallurgy and Petroleum (Member # 94758)

4)	I have worked as a geologist in the minerals industry for 27 years;

5)

I am familiar with NI 43-101 and, by reason of education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 4 years as an exploration geologist looking for gold and base metal deposits, more than 11 years as a mine geologist in underground mines and 5 years as a surficial geologist and consulting geologist on precious and base metals and industrial minerals;

6)	I have not visited the Bolañitos Project of Endeavour Silver Corp.;

7)	I have co-authored the previous Micon Technical Reports for the mineral properties in question;

8)

As of the date of this certificate to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this report not misleading;

9)	I am independent of the parties involved in the Guanajuato Mines project, other than providing consulting services;

10)	I have read the NI 43-101 Instrument and this Technical Report has been prepared in compliance with this Instrument.

11)	I am responsible for Sections 2 through 10, 13 15, 16 through 24, 27 and 28 of the Technical Report entitled

“Technical Report on the Resource and Reserve Estimates for the Bolañitos Mine Project, Guanajuato State Mexico”, Effective Date: December 15, 2012, Signing Date: March 28, 2013.

Dated this 28th day of March, 2013

“William J. Lewis” {Signed and sealed}

William J. Lewis, B.Sc., P.Geo.
Senior Geologist, Micon International Limited

CERTIFICATE OF AUTHOR
CHARLEY Z. MURAHWI

As a co-author of this report on the Bolañitos Project of Endeavour Silver Corp., I Charley Z. Murahwi do hereby certify that:

1)

I am employed as an Senior Geologist by, and carried out this assignment for, Micon International Limited, Suite 900, 390 Bay Street, Toronto, Ontario M5H 2Y2, telephone 416 362 5135, fax 416 362 5763, e-mail cmurahwi@micon-international.com.

2)	I hold the following academic qualifications:

B.Sc. (Geology) University of Rhodesia, Zimbabwe, 1979;

Diplome d´Ingénieur Expert en Techniques Minières, Nancy, France, 1987;

M.Sc. (Economic Geology), Rhodes University, South Africa, 1996.

3)

I am a registered Professional Geoscientist of Ontario (membership number 1618), a Fellow of the Australasian Institute of Mining & Metallurgy (AusIMM) (membership number 300395) and am also a registered Professional Natural Scientist with the South African Council for Natural and Scientific Professions (membership # 400133/09).

3)	I have worked as a mining and exploration geologist in the minerals industry for over 28 years;

4)

I do, by reason of education, experience and professional registration, fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 14 years on gold, silver, copper, tin and tantalite projects (on and off- mine), and 12 years on Cr-Ni-Cu-PGE deposits in layered intrusions/komatiitic environments.

5)

I visited the Bolañitos Project in Mexico from September 2 to 4, 2008, November 16 to 18, 2009, November 17 to 20, 2010 and most recently October 11 to 14, 2011. I also visited the Endeavour Silver exploration office in Durango (Mexico) on September 5, 2008 and on the November 19, 2009.

6)	I have co-authored the previous Micon Technical Reports for the mineral properties in question;

7)

As of the date of this certificate to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this report not misleading;

8)	I am independent of the parties involved in the Guanajuato property, other than providing consulting services;

9)	I have read the NI 43-101 and the portions of this Technical Report for which I am responsible have been prepared in compliance with this Instrument.

10)

I am responsible for Sections 1, 7, 8, 11, 12, 14, 15, 25 and 26 of this Technical Report entitled “Technical Report on the Resource and Reserve Estimates for the Bolañitos Mine Project, Guanajuato State, Mexico”, Effective Date: December 15, 2012, Signing Date: March 28, 2013.

Dated this 28th day of March, 2013.

“Charley Z. Murahwi” {Signed and sealed}

Charley Z. Murahwi, M.Sc., P. Geo. FMAusIMM
Micon International Limited

CERTIFICATE OF AUTHOR
ALAN J. SAN MARTIN

As one of the authors of this report on the Bolañitos Project of Endeavour Silver Corp., I, Alan J. San Martin do hereby certify that:

1)

I am employed as a Mineral Resource Modeller by Micon International Limited, Suite 900, 390 Bay Street, Toronto, Ontario M5H 2Y2, tel. (416) 362-5135, fax (416) 362-5763, e-mail asanmartin@micon- international.com;

2)	I hold a Bachelor Degree in Mining Engineering (equivalent to B.Sc.) from the National University of Piura, Peru, 1999;

3)	I am a member in good standing of the following professional institutions:

•	The Australasian Institute of Mining and Metallurgy, Membership #301778
•	Canadian Institute of Mining, Metallurgy and Petroleum, Member ID 151724
•	Colegio de Ingenieros del Perú (CIP), Membership # 79184

4)	I have been working as a mining engineer and geoscientist in the mineral industry since 1999;

5)

I am familiar with the current NI 43-101 and, by reason of education, experience and registration as Chartered Professional (CP) in the Australasian Institute of Mining and Metallurgy, I fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 5 years as mining engineer in exploration, 4 years as Resource Modeller and DBA in exploration and 3 years as Mineral Resource Modeller for the mineral industry.

6)	I visited the Bolañitos Project from October 2 to 5, 2012;

7)	I have not conducted any previous work on the Guanajuato Mines Project;

8)

As of the date of this certificate to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this report not misleading;

9)	I have read the NI 43-101 and the portions of this Technical Report which I assisted in preparing and they have been prepared in compliance with this Instrument.

10)	I am independent of the parties involved in the Guanajuato Mines Project, other than providing consulting services;

11)	I am responsible for Section 14 of this Technical Report entitled “Technical Report on the Resource and Reserve

Estimates for the Bolañitos Mine Project, Guanajuato State, Mexico”, Effective Date: December 15, 2012, Signing Date: March 28, 2013.

Dated this 28th day of March, 2013

“Alan J. San Martin”           {Signed and sealed}

Alan J. San Martin, MAusIMM(CP)
Mineral Resource Modeller
Micon International Limited

APPENDIX 1

GLOSSARY OF MINING TERMS

GLOSSARY AND DEFINED TERMS

The following is a glossary of certain mining terms that may be used in this Technical Report.

A

Adit	A horizontal passage from the surface into the mine providing access to a mineral deposit.

Ag

Silver. A metallic chemical element with the chemical symbol Ag (Latin: argentum, from the Indo-European root *arg- for "grey" or "shining") and atomic number 47. A soft, white, lustrous transition metal, it has the highest electrical conductivity of any element and the highest thermal conductivity of any metal. The metal occurs naturally in its pure, free form (native silver), as an alloy with gold and other metals, and in minerals such as argentite and chlorargyrite. Most silver is produced as a by-product of copper, gold, lead, and zinc refining.

Arsenopyrite	A tin-white or silver-white to steel-gray orthorhombic mineral: FeAsS.

Assay	A chemical test performed on a sample of ores or minerals to determine the amount of valuable metals contained.

Au

Gold. A chemical element with the symbol Au (from Latin: aurum "gold") and an atomic number of 79. Gold is a dense, soft, shiny, malleable and ductile metal. Pure gold has a bright yellow colour and luster traditionally considered attractive, which it maintains without oxidizing in air or water. Chemically, gold is a transition metal and a group 11 element. It is one of the least reactive solid chemical elements. The metal therefore occurs often in free elemental (native) form, as nuggets or grains in rocks, in veins and in alluvial deposits. Less commonly, it occurs in minerals as gold compounds, usually with tellurium.

B

Backfill	Waste material used to fill the void created by mining an mineral deposit (orebody).

Back	A term used to denote the roof or ceiling of a mining drift.

Ball mill	A steel cylinder filled with steel balls into which crushed ore is fed. The ball mill is rotated, causing the balls to cascade and grind the ore.

Base metal	Any non-precious metal (eg. copper, lead, zinc, nickel, etc.).

Blasthole	A drill hole in a mine that is filled with explosives in order to blast loose a quantity of rock.

Bulk mining	Any large-scale, mechanized method of mining involving many thousands of tonnes of ore being brought to surface per day.

Bulk sample

A large sample of mineralized rock, frequently hundreds of tonnes, selected in such a manner as to be representative of the potential mineral deposit (orebody) being sampled and used to determine metallurgical characteristics.

Bullion	Metal formed into bars or ingots.

By-product	A secondary metal or mineral product recovered in the milling process.

C

Cage	Mining term used for an elevator.

Calcine	Name given to concentrate that is ready for smelting (i.e. the sulphur has been driven off by oxidation).

Chalcopyrite	A sulphide mineral of copper and iron; the most important ore mineral of copper.

Channel sample	A sample composed of pieces of vein or mineral deposit that have been cut out of a small trench or channel, usually about 10 cm wide and 2 cm deep.

Chip sample	A method of sampling a rock exposure whereby a regular series of small chips of rock is broken off along a line across the face, back or walls.

Chute	An opening, usually constructed of timber and equipped with a gate, through which ore is drawn from a stope into mine cars.

CIM	The Canadian Institute of Mining, Metallurgy and Petroleum.

CIM Standards

The CIM definitions and standards for mineral resources and mineral reserves adopted by CIM Council from time to time. The most recent update adopted by the CIM Council is effective as of November 27, 2010.

Concentrate	A fine, powdery product of the milling process containing a high percentage of valuable metal.

Contact	A geological term used to describe the line or plane along which two different rock formations meet.

Core	The long cylindrical piece of rock, about an inch in diameter, brought to surface by diamond drilling.

Core sample	One or several pieces of whole or split parts of core selected as a sample for analysis or assay.

Cross-cut

A horizontal opening driven from a shaft and (or near) right angles to the strike of a vein or other orebody. The term is also used to signify that a drill hole is crossing the mineralization at or near right angles to it.

Cu

Copper. A chemical element with the symbol Cu (from Latin: cuprum) and atomic number 29. It is a ductile metal with very high thermal and electrical conductivity. Pure copper is soft and malleable; an exposed surface has a reddish-orange tarnish. It is used as a conductor of heat and electricity, a building material, and a constituent of various metal alloys.

Custom smelter	A smelter which processes concentrates from independent mines. Concentrates may be purchased or the smelter may be contracted to do the processing for the independent company.

Cut-off grade

The lowest grade of mineralized rock that qualifies as ore grade in a given deposit, and is also used as the lowest grade below which the mineralized rock currently cannot be profitably exploited. Cut-off grades vary between deposits depending upon the amenability of ore to gold extraction and upon costs of production.

Cyanidation	A method of extracting exposed gold or silver grains from crushed or ground ore by dissolving it in a weak cyanide solution. May be carried out in tanks inside a mill or in heaps of ore out of doors.

Cyanide	A chemical species containing carbon and nitrogen used to dissolve gold and silver from ore.

D

Dacite	The extrusive (volcanic) equivalent of quartz diorite.

Decline	A sloping underground opening for machine access from level to level or from surface; also called a ramp.

Development	Underground work carried out for the purpose of opening up a mineral deposit. Includes shaft sinking, cross-cutting, drifting and raising.

Development drilling	Drilling to establish accurate estimates of mineral resources or reserves.

Dilution	Rock that is, by necessity, removed along with the ore in the mining process, subsequently lowering the grade of the ore.

Diorite	An intrusive igneous rock composed chiefly of sodic plagioclase, hornblende, biotite or pyroxene.

Dip	The angle at which a vein, structure or rock bed is inclined from the horizontal as measured at right angles to the strike.

Doré

A bar of semi-pure gold and silver usually created at the site of a mine. It is then transported to a refinery for further purification. The proportions of silver and gold can vary wildly with the bar weighing as much as 25 kg. The term is French for “gilded” or “golden”

Drift	A horizontal or nearly horizontal underground opening driven along a vein to gain access to the deposit.

E

Endeavour Silver	Endeavour Silver, including, unless the context otherwise requires, the Company's subsidiaries.

Epithermal	Hydrothermal mineral deposit formed within one kilometre of the earth’s surface, in the temperature range of 50° to 200°C.

Epithermal deposit	A mineral deposit consisting of veins and replacement bodies, usually in volcanic or sedimentary rocks, containing precious metals or, more rarely, base metals.

Exploration	Prospecting, sampling, mapping, diamond drilling and other work involved in searching for or defining a mineral deposit.

F

Face	The end of a drift, cross-cut or stope in which work is taking place.

Fault	A break in the Earth's crust caused by tectonic forces which have moved the rock on one side with respect to the other.

Flotation	A milling process in which valuable mineral particles are induced to become attached to bubbles and float as others sink.

Fold	Any bending or wrinkling of rock strata.

Footwall	The rock on the underside of a vein or mineralized (ore) structure.

Fracture

A break in the rock, the opening of which allows mineral-bearing solutions to enter. A "cross-fracture" is a minor break extending at more- or-less right angles to the direction of the principal fractures.

G

Galena	Lead sulphide, the most common ore mineral of lead.

Grade

Term used to indicate the concentration of an economically desirable mineral or element in its host rock as a function of its relative mass. With gold or silver, this term may be expressed as grams per tonne (g/t) or ounces per tonne (opt or oz/t).

Gram	0.0321507 troy ounces.

g/t	Grams per metric tonne.

gpt	Grams per tonne.

H

Hangingwall	The rock on the upper side of a vein or mineral (ore) deposit.

High grade	Rich mineralization (ore). As a verb, it refers to selective mining of the best mineralization (ore) in a deposit.

Host rock	The rock surrounding a mineral (ore) deposit.

Hydrothermal	Processes associated with heated or superheated water, especially mineralization or alteration.

I

Indicated Mineral Resource

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Intrusive	A body of igneous rock formed by the consolidation of magma intruded into other

K

km	Kilometre(s). Equal to 0.62 miles.

L

Leaching	The separation, selective removal or dissolving-out of soluble constituents from a rock or ore body by the natural actions of percolating solutions.

Level	The horizontal openings on a working horizon in a mine; it is customary to work mines from a shaft, establishing levels at regular intervals, generally about 50 m or more apart.

Limestone	A bedded, sedimentary deposit consisting chiefly of calcium carbonate.

Longhole Mining	One of the mining methods used to conduct bulk tonnage mining underground

M

m	Metre(s). Equal to 3.28 feet.

Marble	A metamorphic rock derived from the recrystallization of limestone under intense heat and pressure.

Measured Mineral Resource

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Metallurgy	The science and art of separating metals and metallic minerals from their ores by mechanical and chemical processes.

Metamorphic	Affected by physical, chemical, and structural processes imposed by depth in the earth’s crust.

Mill	A plant in which ore is treated and metals are recovered or prepared for smelting; also a revolving drum used for the grinding of ores in preparation for treatment.

Mine	An excavation on or beneath the surface of the ground from which mineral matter of value is extracted.

Mineral	A naturally occurring homogeneous substance having definite physical properties and chemical composition and, if formed under favorable conditions, a definite crystal form.

Mineral Claim or Concession

That portion of public mineral lands which a party has staked or marked out in accordance with federal or state mining laws to acquire the right to explore for and exploit the minerals under the surface.

Mineralization	The process or processes by which mineral or minerals are introduced into a rock, resulting in a valuable or potentially valuable deposit.

Mineral Resource

A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. The term mineral resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which mineral reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors. The phrase reasonable prospects for economic extraction implies a judgment by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. A mineral resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions, might become economically extractable. The term mineral resource used in this report is a Canadian mining term as defined in accordance with NI 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the CIM), Standards on Mineral Resource and Mineral Reserves Definitions and guidelines adopted by the CIM Council on December 11, 2005 and recently updated as of November 27, 2010 (the CIM Standards).

N

National Instrument 43-101

Means “Canadian” National Instrument 43-101 (NI 43-101) Standards of Disclosure for Mineral Projects, Form 43-101F1 and Companion Policy 43-101CP. NI 43-101 is a national instrument for the Standards of Disclosure for Mineral Projects within Canada. The Instrument is a codified set of rules and guidelines for reporting and displaying information related to mineral properties owned by, or explored by, companies which report these results on stock exchanges within Canada.

This includes foreign-owned mining entities who trade on stock exchanges overseen by the Canadian Securities Administrators (CSA), even if they only trade on Over The Counter (OTC) derivatives or other instrumented securities. The NI 43-101 rules and guidelines were updated as of June 30, 2011.

Net Smelter Return

A payment made by a producer of metals based on the value of the gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

O

Orebody	A term used to denote the mineralization contained within an economic mineral deposit.

Outcrop	An exposure of rock or mineral deposit that can be seen on surface, that is, not covered by soil or water.

Oxidation	A chemical reaction caused by exposure to oxygen that results in a change in the chemical composition of a mineral.

Ounce	A measure of weight in gold and other precious metals, correctly troy ounces, which weigh 31.1 grams as distinct from an imperial ounce which weigh 28.4 grams.

oz	Ounce

P

Pb

Lead. A main-group element in the carbon group with the symbol Pb (from Latin: plumbum) and atomic number 82. Lead is a soft, malleable poor metal. It is also counted as one of the heavy metals. Metallic lead has a bluish-white colour after being freshly cut, but it soon tarnishes to a dull grayish colour when exposed to air. Lead has a shiny chrome-silver luster when it is melted into a liquid.

Plant

A building or group of buildings in which a process or function is carried out; at a mine site it will include warehouses, hoisting equipment, compressors, maintenance shops, offices and the mill or concentrator.

Pyrite

A common, pale-bronze or brass-yellow, mineral. Pyrite has a brilliant metallic luster and has been mistaken for gold. Pyrite is the most wide- spread and abundant of the sulphide minerals and occurs in all kinds of rocks.

Q

Qualified Person

Conforms to that definition under NI 43-101 for an individual: (a) to be an engineer or geoscientist with at least five years' experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; (b) to have experience relevant to the subject matter of the mineral project and the technical report; and (c) to be a member in good standing of a professional association that, among other things, is self-regulatory, has been given authority by statute, admits members based on their qualifications and experience, requires compliance with professional standards of competence and ethics and has disciplinary powers to suspend or expel a member.

R

Raise	A vertical hole between mine levels used to move ore or waste rock or to provide ventilation or access.

Ramp	An inclined underground tunnel which provides access for exploration or a connection between levels of a mine.

Reclamation	The restoration of a site after mining or exploration activity is completed.

Recovery Rate

A term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore. It is generally stated as a percentage of the material recovered compared to the total material present.

Refining	The final stage of metal production in which impurities are removed from the molten metal.

Refractory ore	Ore that resists the action of chemical reagents in the normal treatment processes and which may require pressure leaching or other means to effect the full recovery of the valuable minerals.

Rod mill	A steel cylinder filled with steel rods into which crushed ore is fed. The rod mill is rotated, causing the balls to cascade and grind the ore.

S

Shaft	A vertical passageway to an underground mine for moving personnel, equipment, supplies and material including ore and waste rock.

Shoot	A concentration of mineral values; that part of a vein or zone carrying values of ore grade.

Sill	A term used to denote the floor of a mining level or drift Also, used to denote a mining level developed on mineralization or orebody.

Skarn	Name for the metamorphic rocks surrounding an igneous intrusive where it comes in contact with a limestone or dolostone formation.

Sphalerite	A zinc sulphide mineral; the most common ore mineral of zinc.

Stockpile	Broken mineralization (ore) heaped on surface, pending treatment or shipment.

Stope	An area in an underground mine where mineralization (ore) is mined.

Strike	The direction, or bearing from true north, of a vein or rock formation measureon a horizontal surface.

Stringer	A narrow vein or irregular filament of a mineral or minerals traversing a rock mass.

Sulphides	A group of minerals which contains sulfur and other metallic element such as copper and zinc. Gold is usually associated with sulphide enrichment in mineral deposits.

T

Tailings	Material rejected from a mill after most of the recoverable valuable minerals have been extracted.

Tailings pond

A low-lying depression used to confine tailings, the prime function of which is to allow enough time for heavy metals to settle out or for cyanide to be destroyed before water is discharged into the local watershed.

Tonne	A metric ton of 1,000 kilograms (2,205 pounds).

Tunnel	A horizontal underground opening, open to the atmosphere at both ends.

V

Vein	A fissure, fault or crack in a rock filled by minerals that have travelled upwards from some deep source.

W

Wall rocks	Rock units on either side of a mineral deposit (orebody). The hangingwall and footwall rocks of an mineral deposit (orebody).

Waste	Unmineralized, or sometimes mineralized, rock that is not minable at a profit.

Z

Zn

Zinc. From the German Zink, or spelter (which may also refer to zinc alloys), is a metallic chemical element; it has the symbol Zn and atomic number 30. It is the first element in group 12 of the periodic table. Zinc is, in some respects, chemically similar to magnesium, because its ion is of similar size and its only common oxidation state is +2. Zinc is the 24th most abundant element in the Earth's crust and has five stable isotopes. The most common zinc ore is sphalerite (zinc blende), a zinc sulfide mineral.

Zone	An area of distinct mineralization.